As filed with the Securities and Exchange Commission on November 17, 2004

Registration No. 333-120151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tempur-Pedic International Inc.

(Exact name of registrant as specified in its charter)

Delaware	2510	33-1022198
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1713 Jaggie Fox Way

Lexington, Kentucky 40511

800-878-8889

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Robert B. Trussell, Jr., President and Chief Executive Officer

Tempur World, Inc.

1713 Jaggie Fox Way

Lexington, Kentucky 40511

800-878-8889

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John R. Utzschneider, Esq. Bingham McCutchen LLP 150 Federal Street Boston, MA 02110 617-951-8000	Rod Miller, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 212-310-8000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	13,800,000	$18.13	$250,194,000	$8,008	(3)

(1)	Includes 1,800,000 shares of common stock that the underwriters have the option to purchase from the selling stockholders solely to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the common stock as reported on the New York Stock Exchange on November 16, 2004.
(3)	$23,692 was previously paid to the Commission in connection with the initial filing of this Registration Statement on November 2, 2004. $8,008 was paid to the Commission in connection with the filing of this amendment.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated as of November 17, 2004

PROSPECTUS

12,000,000 Shares

Common Stock

This is an offering of 12,000,000 shares of common stock of Tempur-Pedic International Inc. All of the shares of common stock in this offering are being sold by the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of the shares offered by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “TPX.” The last reported sale price of our common stock on November 16, 2004 was $17.97 per share.

Investing in the shares involves risks. Risk Factors begin on page 8.

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds to selling stockholders(1)	$	$

(1)	Expenses, other than underwriting discounts, associated with the offering will be paid by the Company.

The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 1,800,000 additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

LEHMAN BROTHERS	GOLDMAN, SACHS & CO.

UBS INVESTMENT BANK

PIPER JAFFRAY

ADAMS HARKNESS

                    , 2004

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights all material information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in shares of our common stock. We encourage you to read this entire prospectus carefully, including “Risk Factors” beginning on page 8 and our consolidated financial statements and the notes to those financial statements beginning on page F-1, before making an investment decision. Unless otherwise noted, all of the financial information in this prospectus is consolidated financial information for Tempur-Pedic International Inc. or its predecessors. As used in this prospectus, the terms the “Company” and “Tempur-Pedic International” refer to Tempur-Pedic International Inc. only and the terms “we,” “our,” “ours” and “us” refer to Tempur-Pedic International and its consolidated subsidiaries. Unless otherwise noted in this prospectus, all references to dollars are to United States dollars.

TEMPUR®, Tempur-Pedic®, Tempur-Med®, Swedish Sleep System®, Airflow System™, “The Celebritybed by Tempur-Pedic™” and Dual Airflow System™ are our trademarks, trade names and service marks. All other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

Tempur-Pedic International Inc.

We are a rapidly growing and market leading, vertically-integrated manufacturer, marketer and distributor of premium visco-elastic mattresses and pillows that we sell globally in 60 countries primarily under the Tempur® and Tempur-Pedic® brands. We believe our premium mattresses and pillows are more comfortable than standard bedding products because our proprietary visco-elastic pressure-relieving material is temperature sensitive, has a high density and conforms to the body to therapeutically align the neck and spine, thus reducing neck and lower back pain, two of the most common complaints about other sleep surfaces. In the most recent survey of mattresses published by Consumers Digest in April 2003, one of our mattresses was named among the eight “best buys” of the mattress industry in the applicable price range. In October 2004, one of our pillows was named by Consumers Digest among the “best buys” in the industry. In September 2004, we were added to the list of “approved” products by Good Housekeeping magazine, which earned us the privilege to display the Good Housekeeping Seal across our entire line of mattresses. Consumer surveys commissioned on our behalf in recent years have indicated that our products achieve satisfaction ratings generally ranging from 80% to 92%. In the three years ended December 31, 2003, our total net sales grew at a compound annual rate of approximately 47%, and for the nine months ended September 30, 2004, we had total net sales of $486.5 million, which represented a 42% increase in net sales as compared to the nine months ended September 30, 2003.

We sell our products through four distribution channels: retail (furniture and specialty stores, as well as department stores internationally); direct (direct response and internet); healthcare (chiropractors, medical retailers, hospitals and other healthcare channels); and third party distributors. In the United States, we sell a majority of our mattresses and pillows through furniture and specialty retailers. International sales account for approximately 37% of our total net sales.

The International Sleep Products Association (ISPA) estimates that the United States wholesale market for mattresses and foundations in 2003 was approximately $5.0 billion. We believe the international mattress market is generally the same size as the domestic mattress market. According to ISPA, from 1991 to 2003, mattress unit sales grew in the United States at an average of approximately 500,000 units annually, with approximately 22.0 million mattress units sold in the United States in 2003, although sales decreased during the 2000 to 2002 period. We believe a similar number of mattress units were sold outside the United States in 2003. ISPA further estimates that approximately 20% of those mattress units were sold at retail price points greater than $1,000, which is the premium segment of the market we target and which we believe is the fastest growing segment in the industry.

Most standard mattresses are made using innersprings and most innerspring mattresses are sold for under $1,000. Alternatives to standard and premium innerspring mattresses include visco-elastic and other foam mattresses, as well as airbeds and waterbeds. Four large manufacturers (Sealy Corporation, Serta, Inc., Simmons Company and The Spring Air Company) dominate the standard innerspring mattress market in the United States. The balance of the United States wholesale mattress market is fragmented, with a large number of other manufacturers, many of which operate primarily on a regional basis. Standard innerspring mattresses represent approximately 80% of the overall mattress market in the United States.

The medical community is also a large consumer of mattresses to furnish hospitals and nursing homes. In the United States, there are over 15,400 nursing homes with a total bed count in excess of 1.7 million. Medical facilities typically purchase twin mattresses with standard operating functions such as adjustable height and mechanisms to turn patients to prevent pressure ulcers (or bedsores). We believe that as the United States population ages, the healthcare market for mattresses will continue to grow.

Based on our market research, we estimate that the United States retail market for pillows is approximately $1.1 billion. The United States pillow market has a traditional and specialty segment. Specialty pillows include all alternatives to traditional pillows, including visco-elastic, foam, sponge rubber and down. We believe the international pillow market is generally the same size as the domestic pillow market.

We are the leading global manufacturer, marketer and distributor of premium visco-elastic mattresses and pillows, with an estimated 70% market share in 2003 in both the United States and internationally. We believe consumer demand for our premium products in the United States is driven primarily by increased housing and home furnishing purchases by the baby boom generation, significant growth in our core demographic market as the baby boom generation ages, increased awareness of the health benefits of a better quality mattress, and shifting consumer preference from firmness to comfort. As consumers continue to prefer alternatives to standard innerspring mattresses, our products become more widely available and our brand gains broader consumer recognition, we expect that our premium products will continue to attract sales away from the standard mattress market.

Our principal executive office is located at 1713 Jaggie Fox Way, Lexington, Kentucky 40511 and our telephone number is (800) 878-8889. We were incorporated under the laws of the State of Delaware in September 2002.

Competitive Strengths

We believe we are well-positioned for continued growth in our target markets, and that the following competitive strengths differentiate us from our competitors:

•	Superior Product Offering. Our proprietary visco-elastic mattresses and pillows contour to the body more naturally and provide better spinal alignment, reduced pressure points, greater relief of lower back and neck pain, and better sleep quality than traditional bedding products. In addition, we continue to leverage our unique and proprietary manufacturing process to develop new products and refine existing products to meet the changing demands and preferences of consumers. Our innovative products distinguish us from the major manufacturers of standard innerspring mattresses and traditional pillows in the United States, which we believe offer generally similar products and must compete primarily on price.

•	Increasing Global Brand Awareness. We believe consumers in the United States and internationally increasingly associate our brand name with premium quality products that enable better overall sleep. We believe our Tempur brand’s global recognition is reinforced by our high level of customer satisfaction. Furthermore, we believe our direct response business and associated multi-channel advertising in our domestic and international markets have enhanced awareness of our brand.

•	Diversified Product Offerings Sold Globally Through Multiple Distribution Channels. Our diversified product offerings include mattresses, pillows and other products, primarily adjustable beds, which we sell through multiple distribution channels including retail, direct, healthcare and third party distributor channels. For the nine months ended September 30, 2004, mattress, pillow and other product sales, primarily adjustable beds, represented 63%, 21% and 16%, respectively, of our net sales. For the nine months ended September 30, 2004, our retail channel represented 71% of our net sales, with our direct, healthcare and third party distributor channels representing 15%, 7% and 7%, respectively.

•	Strong Financial Performance. Over the last several years, our diversified business model has enabled us to achieve rapidly growing revenues and strong gross and operating margins, with low maintenance capital expenditure and working capital requirements. Further, our vertically-integrated operations generated an average of approximately $470,000 in net sales per employee in 2003, which we believe is more than 2.0 times the average for three of the major bedding manufacturers in the United States. Our strong financial performance gives us the flexibility to invest in our manufacturing operations, enhance our sales force and marketing, invest in information systems and recruit talented management and other personnel.

•	Significant Growth Opportunities. We believe we have significant growth opportunities because we have penetrated only a small percentage of our addressable market. Furthermore, we have recently begun to expand our direct response business in our European markets, based on our similar, successful initiatives in the United States and in the United Kingdom, to reach a greater number of consumers and increase our brand awareness. In addition, we currently supply only a small percentage of the approximately 15,400 nursing homes and 5,000 hospitals in the United States (with a collective bed count in excess of 2.7 million).

•	Management Team with Proven Track Record. Since launching our United States operations in 1992, Robert Trussell, Jr. has helped grow our company into a global business with approximately $486.5 million in total net sales for the nine months ended September 30, 2004. Furthermore, Mr. Trussell has assembled a highly experienced management team with significant sales, marketing, consumer products, manufacturing, accounting and treasury expertise.

As of November 16, 2004, the management team and certain key employees owned approximately 7.8% of our common equity on a fully-diluted basis, after giving effect to the vesting of all outstanding options (6.8% after this offering).

Business Strategy

Our goal is to become the leading global manufacturer, marketer and distributor of premium mattresses and pillows by pursuing the following key initiatives:

•	Maintain Focus on Core Products. We utilize a vertically-integrated, proprietary process to manufacture a comfortable, durable and high quality visco-elastic pressure-relieving material. Although this material could be used in a number of different products, we are currently committed to maintaining our focus primarily on premium mattresses and pillows. We believe our focused sales, marketing and product strategies will enable us to increase market share in the premium market, while maintaining our margins and our ability to generate free cash flow.

•	Continue to Build Global Brand Awareness. We plan to continue to invest in increasing our global brand awareness through targeted marketing and advertising campaigns that further associate our brand name with better overall sleep and premium quality products. We estimate that our current advertising campaign yields 3.6 billion consumer “impressions” per month via television, radio, magazines and newspapers.

•	Further Penetrate U.S. Retail Channel. In the United States, the retail sales division is our largest sales division. Since the beginning of the year, we have added approximately 1,200 furniture retailers to our base in the United States. We now sell our products in approximately 3,900 such stores as well as approximately 1,500 specialty retail stores in the United States. We plan to build and maintain our base of furniture retailers and specialty retailers. In order to continue to penetrate this channel, we have increased our salesforce and have increased the number of personnel who train retail salespersons to sell our products more effectively. We believe we are able to more effectively attract and retain retailers because our premium products provide retailers with higher per unit profits than standard innerspring products.

•	Continue to Expand Internationally. We plan to increase international sales growth by further penetrating each of our existing distribution channels.

•	Increase Growth Capacity. We intend to continue to invest in our operating infrastructure to meet the requirements of our rapidly growing business. Currently, we manufacture our products in two highly automated, vertically-integrated facilities located in Aarup, Denmark and Duffield, Virginia. Over the past three years, we have invested more than $50.0 million to upgrade and expand these facilities. To accommodate our anticipated growth, we plan to invest an additional $75.0 to $100.0 million to increase productivity and expand manufacturing capacity during the next several years, including the development and construction of an additional manufacturing facility in Albuquerque, New Mexico. We commenced construction of the Albuquerque manufacturing facility in September 2004 and expect to complete construction before the end of the third quarter of 2006. We also plan to continue to enhance our internal information technology systems and our product distribution network, as well as augment our personnel in management, sales, marketing and customer service.

TA Associates, Inc. and Friedman Fleischer & Lowe

TA Associates, Inc. (TA) manages $5.0 billion of capital for buyouts and private equity investments in profitable growth companies in the consumer, technology, financial services, business services and healthcare industries. Founded in 1968, TA has a staff of over 40 investment professionals operating from offices in Boston, Massachusetts, Menlo Park, California, and London, and has invested in approximately 350 companies over its 35-year history.

Friedman Fleischer & Lowe, LLC (FFL) is a San Francisco-based private equity firm specializing in value-added investing. FFL’s principals have invested approximately $2.0 billion in more than 50 companies over the past 20 years across many industry sectors. The principals have over 90 years of combined experience as investors, senior operating executives and advisors.

As of November 16, 2004, TA and FFL owned 61.3% of our fully diluted common stock, after giving effect to the vesting of all outstanding options (51.7% after this offering).

The Offering

Common stock offered by selling stockholders in this offering	12,000,000 shares

Common stock outstanding on November 16, 2004	97,894,871 shares

Use of proceeds

We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of our common stock offered in this prospectus. See “Use of Proceeds.”

New York Stock Exchange symbol	“TPX”

The number of shares of our common stock outstanding on November 16, 2004 excludes:

•	5,956,904 shares of our common stock issuable upon the exercise of stock options outstanding as of November 16, 2004, 1,347,446 of which options were then exercisable; and

•	7,850,000 shares of our common stock reserved for future grant under our 2003 Equity Incentive Plan.

In addition, the underwriters have a 30-day option to purchase up to 1,800,000 additional shares from the selling stockholders to cover over-allotments. Some of the disclosures in this prospectus would be different if the underwriters exercised their over-allotment option. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

Summary Consolidated Financial and Operating Data

Our predecessor company for the period from January 1, 2001 to October 31, 2002 is Tempur World, Inc. In November 2002, TA and FFL formed Tempur-Pedic International to purchase Tempur World, Inc. for approximately $268.0 million plus the refinancing of approximately $88.8 million of existing debt obligations and a payment of an earn-out to former owners of approximately $40.0 million. We refer to this acquisition of Tempur World as the “Tempur acquisition.” We completed the Tempur acquisition (which was accounted for using the purchase method of accounting) as of November 1, 2002. As a result of adjustments to the carrying value of assets and liabilities pursuant to the Tempur acquisition, the financial position and results of operations for periods subsequent to the Tempur acquisition are not comparable to those of our predecessor company.

The following table sets forth our summary consolidated financial and operating data for the periods indicated. We have derived the statement of income and balance sheet data as of and for the year ended December 31, 2001 and the ten months ended October 31, 2002 from the audited consolidated financial statements of our predecessor company. We have derived our statements of income and balance sheet data as of and for the two months ended December 31, 2002 and as of and for the twelve months ended December 31, 2003 from our audited consolidated financial statements. We have derived the statement of income and balance sheet data as of and for the nine months ended September 30, 2003 and 2004 from our unaudited consolidated interim financial statements. In the opinion of management, such unaudited consolidated interim financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim period. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our predecessor company’s consolidated financial statements as of and for the twelve months ended December 31, 2001 and for the ten months ended October 31, 2002, our consolidated financial statements as of and for the two months ended December 31, 2002 and for the twelve months ended December 31, 2003, and our unaudited consolidated financial statements as of and for the nine months ended September 30, 2003 and 2004 are included elsewhere in this prospectus. The following data should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor
	Year ended December 31, 2001	Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Year ended December 31, 2003	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
					(unaudited)	(unaudited)
($ in thousands)
Statement of Income Data:
Net sales	$221,514	$237,314	$60,644	$479,135	$342,359	$486,460
Cost of sales(1)	107,569	110,228	37,812	223,865	158,805	228,228

Gross profit	113,945	127,086	22,832	255,270	183,554	258,232
Operating expenses(2)	83,574	86,693	23,815	158,196	111,345	151,874

Operating income(loss)	30,371	40,393	(983)	97,074	72,209	106,358
Net interest expense	6,555	6,292	2,955	20,539	13,743	17,865
Other (expense)income(3)	(316)	(1,724)	1,331	(15,333)	(15,145)	(5,360)

Income(loss) before income taxes	23,500	32,377	(2,607)	61,202	43,321	83,133
Income taxes	11,643	12,436	640	23,627	17,331	32,006

Net income(loss) after tax	11,857	19,941	(3,247)	37,575	25,990	51,127
Preferred stock dividend	345	1,238	1,958	—	—	—

Net income(loss) available to common stockholders	$11,512	$18,703	$(5,205)	$37,575	$25,990	$51,127

Earnings (loss) per share(4)

Basic			$(0.67)	$3.32	$3.21	$0.52
Diluted			$(0.67)	$0.39	$0.28	$0.50

Weighted average shares (in thousands)

Basic			7,815	11,330	8,091	97,601
Diluted			7,815	95,331	93,143	102,933

	Predecessor
	Year ended December 31, 2001	Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Year ended December 31, 2003	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
					(unaudited)	(unaudited)
($ in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$7,538	$6,380	$12,654	$14,230	$12,512	$25,174
Restricted cash(5)	—	—	—	60,243	—	—
Total assets	176,841	199,641	448,593	620,349	535,183	603,237
Total debt(6)	106,023	89,050	198,352	376,522	382,532	295,896
Redeemable preferred stock	11,715	15,331	—	—	—	—
Total stockholders’ equity	$16,694	$39,895	$151,606	$122,709	$25,523	$177,932
Other Financial and Operating Data (GAAP):

Depreciation and amortization	$10,051	$10,383	$3,306	$23,975	$16,316	$21,194
Net cash provided by operating activities	19,716	22,706	12,385	46,950	41,770	55,729
Net cash used by investing activities	(34,862)	(4,646)	(1,859)	(71,107)	(16,545)	(22,937)
Net cash provided (used) by financing activities	12,593	(19,702)	(4,221)	26,574	(24,808)	(21,486)
Diluted (loss) earnings per share			(0.67)	0.39	0.28	0.50
Capital expenditures	35,241	9,175	1,961	32,597	17,266	23,014
Other Financial and Operating Data (non-GAAP):

Number of pillows sold(7)	1,819,993	1,528,608	407,476	2,829,558	2,171,340	2,155,739
Number of mattresses sold(7)	212,695	218,656	50,564	395,613	283,078	412,401
Number of pillows sold, net(8)	—	—	—	2,751,221	2,105,846	2,112,308
Number of mattresses sold, net(8)	—	—	—	367,189	261,981	392,797

(1)	Includes $9.8 million in non-cash charges for the two months ended December 31, 2002 relating to the step-up in inventory as of November 1, 2002 relating to the Tempur acquisition.
(2)	Includes $9.3 million in non-cash charges for the year ended December 31, 2003 comprised of $5.1 million in amortization of definite-lived intangibles and $4.2 million in non-cash stock-based compensation expense relating to stock option grants and acceleration.
(3)	Includes $13.7 million in debt extinguishment charges for the year ended December 31, 2003 relating to the write-off of deferred financing fees, the write-off of original issue discount and prepayment penalties in connection with the recapitalization.
(4)	Predecessor company earnings per share has been omitted as such information is not considered meaningful due to the change in capital structure.
(5)	As of December 31, 2003, we had approximately $60.2 million in restricted cash for the redemption of an aggregate principal amount of $52.5 million of our Senior Subordinated Notes, the payment of a redemption premium of approximately $5.4 million and accrued interest expense of approximately $2.4 million to be paid in January 2004.
(6)	Information as of December 31, 2003 includes $52.5 million in aggregate principal amount of our Senior Subordinated Notes that were redeemed on January 23, 2004.
(7)	Number of units sold is before consideration of returned mattresses and pillows and excludes units shipped to fulfill warranty claims and promotional activities.
(8)	Number of units sold, net is after consideration of returned mattresses and pillows and excludes units shipped to fulfill warranty claims and promotional activities.

RISK FACTORS

You should carefully consider the risks described below, as well as other information and data included in this prospectus, before deciding whether to invest in shares of our common stock. Any of the following risks could materially adversely affect our business, financial condition or results of operations, which may result in your loss of all or part of your original investment.

Risks Related to Our Business

We operate in the highly competitive mattress and pillow industries, and if we are unable to compete successfully, we may lose customers and our sales may decline.

Participants in the mattress and pillow industries compete primarily on price, quality, brand name recognition, product availability and product performance. Our premium mattresses compete with a number of different types of mattress alternatives, including standard innerspring mattresses, visco-elastic and other foam mattresses, waterbeds, futons, air beds and other air-supported mattresses. These alternative products are sold through a variety of channels, including furniture stores, specialty bedding stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs.

Our largest competitors have significant financial, marketing and manufacturing resources and better brand name recognition than our brand, and sell their products through broader and more established distribution channels. In addition, we believe that a number of companies offer mattress products similar to our visco-elastic mattresses and pillows. These competitors or other mattress manufacturers may aggressively pursue the visco-elastic mattress market. Any such competition by established manufacturers or new entrants into the market could impair our business, financial condition and operating results by causing our products to lose market share. In addition, should any of our competitors reduce prices on premium mattress products, we may be required to implement price reductions in order to remain competitive, which could significantly impair our liquidity and profitability. The pillow industry is characterized by a large number of competitors, none of which is dominant, but many of which have greater resources than us and better brand name recognition than our brand.

We may be unable to effectively manage our growth, which could reduce our liquidity and profitability.

We have grown rapidly, with our net sales increasing from approximately $221.5 million in 2001 to approximately $479.1 million for the year ended December 31, 2003, and to $486.5 million for the nine months ended September 30, 2004. Our growth has placed, and will continue to place, a strain on our management, production, product distribution network, information systems and other resources. Our growth may strain these resources to the point where they are no longer adequate to support our operations, which would require us to make significant expenditures in these areas. To manage growth effectively, we must:

•	significantly increase the volume of products manufactured at our manufacturing facilities;

•	continue to enhance our operational, financial and management systems, including our database management, tracking of inquiries, inventory control and product distribution network and to manage our growing base of retailers, including ensuring compliance with distributor agreements and maintaining adequate credit controls; and

•	expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and operating results.

We may be unable to sustain growth or profitability, which could impair our ability to service our indebtedness and make investments in our business.

Our ability to service our indebtedness depends, to a significant extent, on our ability to grow our business while maintaining profitability. We may not be able to sustain growth or profitability on a quarterly or annual basis in future periods. There is a limit to the extent to which we can effectively grow in our current business model and we do not know whether we are at or near that limit. Further, our future growth and profitability will depend upon a number of factors, including without limitation:

•	the level of competition in the mattress and pillow industry;

•	our ability to continue to successfully execute our strategic initiatives and growth strategy;

•	our ability to effectively sell our products through our distribution channels in volumes sufficient to drive growth and leverage our cost structure and advertising spending;

•	our ability to continuously improve our products to offer new and enhanced consumer benefits, better quality and reduced costs;

•	our ability to maintain efficient, timely and cost-effective production and delivery of our products;

•	the efficiency and effectiveness of our advertising campaign and other marketing programs in building product and brand awareness, driving traffic to our distribution channels and increasing sales;

•	our ability to successfully identify and respond to emerging trends in the mattress and pillow industry;

•	our ability to maintain public association of our brand with premium products, including overcoming any impact on our brand caused by some of our customers seeking to sell our products at a discount to our recommended price;

•	the level of consumer acceptance of our products; and

•	general economic conditions and consumer confidence.

We may not be successful in executing our growth strategy and even if we achieve our strategic plan, we may not be able to sustain profitability. Failure to successfully execute any material part of our strategic plan or growth strategy could significantly impair our ability to service our indebtedness and make investments in our business.

We may face exposure to product liability, which could reduce our liquidity and profitability and reduce consumer confidence in our products.

We face an inherent business risk of exposure to product liability claims if the use of any of our products results in personal injury or property damage. In the event that any of our products prove to be defective, we may be required to recall or redesign those products. We maintain insurance against product liability claims, but such coverage may not continue to be available on terms acceptable to us or be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage could impair our liquidity and profitability, and any claim or product recall that results in significant adverse publicity against us, could result in consumers purchasing fewer of our products, which would also reduce our liquidity and profitability.

Our operating results are increasingly subject to seasonal and quarterly fluctuations, which could adversely affect the market price of our common stock.

A significant and growing portion of our growth in net sales is attributable to growth in sales in our domestic retail channel, particularly sales to furniture stores. We believe that our sales of mattresses and pillows to furniture stores is subject to seasonality inherent in the bedding industry with sales expected to be generally lower in the second and fourth quarters and higher in the first and third quarters. Accordingly, our total net sales may be affected by this seasonality as our domestic retail sales channel continues to grow as a percentage of our overall net sales.

Regulatory requirements may require costly expenditures and expose us to liability.

Our products and our marketing and advertising programs are and will continue to be subject to regulation in the United States by various federal, state and local regulatory authorities, including the Federal Trade Commission and the U.S. Food and Drug Administration. In addition, other governments and agencies in other jurisdictions regulate the sale and distribution of our products. Compliance with anticipated changes in fire resistance laws may be costly and could impair the performance of our products. The U.S. Consumer Product Safety Commission and various state regulatory agencies are considering new rules relating to fire retardancy standards for the mattress and pillow industry. The State of California has recently adopted new fire retardancy standards to become effective in 2005. We have developed product solutions that we believe will allow us to meet the new standards, and we plan to implement these solutions in 2005. We expect that the required product modifications will add cost to our product. Many foreign jurisdictions also regulate fire retardancy standards, and changes to these standards and changes in our products that require compliance with additional standards would raise similar risks.

Our marketing and advertising practices could also become the subject of proceedings before regulatory authorities or the subject of claims by other parties. In addition, we are subject to federal, state and local laws and regulations relating to pollution, environmental protection and occupational health and safety. We may not be in complete compliance with all such requirements at all times. We have made and will continue to make capital and other expenditures to comply with environmental and health and safety requirements. If a release of hazardous substances occurs on or from our properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of our properties, we may be held liable and the amount of such liability could be material.

Allegations of the possibility of price fixing in the mattress industry could increase our costs or otherwise impair our operations.

Our retail pricing policies are subject to antitrust regulations in the United States and abroad. If antitrust regulators in any jurisdiction in which we do business initiate investigations into or challenge our pricing or advertising policies, our efforts to respond could force us to divert management resources and we could incur significant unanticipated costs. If such an investigation were to result in a charge that our practices or policies were in violation of applicable antitrust laws or regulations, we could be subject to significant additional costs of defending such charges in a variety of venues and, ultimately, if there were a finding that we were in violation of antitrust laws or regulations, there could be an imposition of fines, damages for persons injured, as well as injunctive or other relief. Any requirement that we pay fines or damages could decrease our liquidity and profitability, and any investigation that requires significant management attention or causes us to change our business practices could disrupt our operations, also resulting in a decrease in our liquidity and profitability.

An increase in our return rates or an inadequacy in our warranty reserves could reduce our liquidity and profitability.

Part of our domestic marketing and advertising strategy in certain domestic channels focuses on providing a 90-day money back guarantee under which customers may return their mattress and obtain a refund of the purchase price. For the three months ended September 30, 2004, in the United States we had approximately $6.8 million in returns for a return rate of approximately 6% of our net sales in the United States. For the nine months ended September 30, 2004, in the United States we had approximately $22.4 million in returns for a return rate of approximately 7% of our net sales in the United States. As we expand our sales, our return rates may not remain within our historical levels. An increase in return rates could significantly impair our liquidity and profitability. We also currently provide our customers with a limited 20-year warranty on mattresses sold in the United States and a limited 15-year warranty on mattresses sold outside of the United States. However, as we have only been selling mattresses in significant quantities since 1992, and have released new products in recent years, many are fairly early in their product life cycles. Because our products have not been in use by our customers for the full warranty period, we rely on the combination of historical experience and product testing for the development of our estimate for warranty claims. However, our actual level of warranty claims could prove to be greater than the level of warranty claims we estimated based on our products’ performance during product testing. If our warranty reserves are not adequate to cover future warranty claims, their inadequacy could reduce our liquidity and profitability if our warranty costs exceed our reserves.

Our product development and enhancements may not be successful, which could reduce our ability to compete and our revenues and profitability.

Our business focuses on mattresses and pillows made with our visco-elastic material, and we are vulnerable to shifting consumer tastes and demands. Our growth and future success will depend, in part, upon our ability to enhance our existing products and to develop and market new products on a timely basis that respond to customer needs and achieve market acceptance. We may not be successful in developing or marketing enhanced or new products, and such products may not be accepted by the market.

We are subject to risks from our international operations, such as increased costs and the potential absence of intellectual property protection, which could impair our ability to compete and our profitability.

We currently conduct international operations in 15 countries directly and in 45 additional countries through distributors, and we may pursue additional international opportunities. We generated approximately 37% of our Net sales from non-U.S. operations during the nine months ended September 30, 2004, and international suppliers provided a significant portion of our manufacturing material during this period. Our international operations are subject to the customary risks of operating in an international environment, including complying with foreign laws and regulations and the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates, inflation and unstable political situations, the potential unavailability of intellectual property protection and labor issues.

We are subject to the possible loss of our third party distributor arrangements and disruption in product distribution in markets outside the range of our wholly-owned subsidiaries, which would reduce our sales and profitability.

We have third party distributor arrangements in the Asia/Pacific, Middle East, Eastern Europe, Central and South America, Canada and Mexico markets that are currently outside the range of our wholly-owned subsidiaries. Most of these arrangements provide for exclusive rights for such distributors in a designated territory. If our third party distributors cease distributing our products, sales of our products may decrease because we may not be able to find replacement third party distributors or negotiate arrangements with such replacement third party distributors that are as favorable to us. In addition, under the laws of the applicable countries, we may have difficulty terminating these third party distributor arrangements if we choose to do so.

Our advertising expenditures may not result in increased sales or generate the levels of product and brand name awareness we desire and we may not be able to manage our advertising expenditures on a cost-effective basis.

A significant component of our marketing strategy involves the use of direct marketing to generate sales. Future growth and profitability will depend in part on the effectiveness and efficiency of our advertising expenditures, including our ability to:

•	create greater awareness of our products and brand name;

•	determine the appropriate creative message and media mix for future advertising expenditures;

•	effectively manage advertising costs, including creative and media, to maintain acceptable costs per inquiry, costs per order and operating margins; and

•	convert inquiries into actual orders.

Our advertising expenditures may not result in increased sales or generate sufficient levels of product and brand name awareness and we may not be able to manage such advertising expenditures on a cost effective basis.

If we are not able to protect our trade secrets or maintain our trademarks, patents and other intellectual property, we may not be able to prevent competitors from developing similar products or from marketing in a manner that capitalizes on our trademarks, and this loss of a competitive advantage could decrease our profitability and liquidity.

We rely on trade secrets to protect the design, technology and function of our visco-elastic material and our products. To date, we have not sought United States or international patent protection for our principal product formula and manufacturing processes. Accordingly, we may not be able to prevent others from developing visco-elastic material and products that are similar to or competitive with our products. Our ability to compete effectively with other companies also depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. We own several patents on aspects of our products and have patent applications pending on aspects of our manufacturing processes. However, the principal product formula and manufacturing processes for our visco-elastic material and our products are not patented. We own ten United States patents, and we have nine United States patent applications pending. Further, we own approximately thirty-four foreign patents, and we have approximately seventeen foreign patent applications pending. In addition, we hold approximately one hundred trademark registrations worldwide. We own United States and foreign registered trade names and service marks and have applications for the registration of trade names and service marks pending domestically and abroad. We also license certain intellectual property rights from third parties.

Although our trademarks are currently registered in the United States and registered or pending in fifty-one foreign countries, they could be circumvented, or violate the proprietary rights of others, or we could be prevented from using them if challenged. A challenge to our use of our trademarks could result in a negative ruling regarding our use of our trademarks, their validity or their enforceability, or could prove expensive and time consuming in terms of legal costs and time spent defending against it. Any loss of trademark protection could result in a decrease in sales or cause us to spend additional amounts on marketing, either of which could decrease our liquidity and profitability. In addition, if we incur significant costs defending our trademarks that could also decrease our liquidity and profitability. In addition, we may not have the financial resources necessary to enforce or defend our trademarks. Furthermore, our patents may not provide meaningful protection and patents may never be issued for our pending patent applications. It is also possible that others could bring claims of infringement against us, as our principal product formula and manufacturing processes are not patented, and that any licenses protecting our intellectual property could be terminated. If we were unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, this loss of a competitive advantage could result in decreased sales or increased operating costs, either of which would decrease our liquidity and profitability.

In addition, the laws of certain foreign countries may not protect our intellectual property rights and confidential information to the same extent as the laws of the United States or the European Union. Third parties, including competitors, may assert intellectual property infringement or invalidity claims against us that could be upheld. Intellectual property litigation, which could result in substantial cost to and diversion of effort by us, may be necessary to protect our trade secrets or proprietary technology or for us to defend against claimed infringement of the rights of others and to determine the scope and validity of others’ proprietary rights. We may not prevail in any such litigation, and if we are unsuccessful, we may not be able to obtain any necessary licenses on reasonable terms or at all.

Because we depend on our significant customers, a decrease or interruption in their business with us would reduce our sales and profitability.

Our top five customers, collectively, accounted for 13% of our Net sales for the three and nine months ended September 30, 2004. During this period, our largest customer, Brookstone Company, Inc., accounted for 6% of our Net sales for the three months ended September 30, 2004 and 5% for the nine months ended September 30, 2004. Many of our customer arrangements, including the one with Brookstone, are by purchase order or are terminable at will at the option of either party. A substantial decrease or interruption in business from our significant customers could result in write-offs or in the loss of future business and could reduce our liquidity and profitability.

In the future, retailers may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry our products or increase the ownership concentration in the retail industry. Some of these retailers may decide to carry only a limited number of brands of mattress products, which could affect our ability to sell our products to them on favorable terms, if at all. Our loss of significant customers would impair our sales and profitability and impair our business, financial condition and results of operations.

We are subject to fluctuations in the cost of raw materials, and increases in these costs would reduce our liquidity and profitability.

The major raw materials that we purchase for production are polyol, an industrial commodity based on petroleum, and proprietary additives. The price and availability of these raw materials are subject to market conditions affecting supply and demand. Our financial condition or results of operations may be impaired by increases in raw material costs to the extent we are unable to pass those higher costs to our customers.

Loss of suppliers and disruptions in the supply of our raw materials could increase our costs of production and reduce our ability to compete effectively.

We currently obtain all of the materials used to produce our visco-elastic material from outside sources. We currently acquire almost all of our polyol from two suppliers. If we were unable to obtain polyol from these suppliers, we would have to find replacement suppliers. Any substitute arrangements for polyol might not be on terms as favorable to us. In addition, we purchase proprietary additives from a number of vendors, including one from whom we are obligated to purchase minimum quantities. We may not be able to prevent an interruption of production if any supplier were to discontinue supplying us for any reason. We maintain relatively small supplies of our raw materials on-site, and any disruption in the on-going shipment of supplies to us could interrupt production of our products, which could result in a decrease of our sales, or could cause an increase in our cost of sales, and either of these results could decrease our liquidity and profitability. In addition, we outsource much of the sewing and cutting of our mattress and pillow covers to Poland and the Ukraine. If we were no longer able to outsource this labor, we could source it elsewhere at a higher cost. To the extent we are unable to pass those higher costs to our customers, those costs could reduce our gross profit margin, which could result in a decrease in our liquidity and profitability.

We are subject to fluctuations in exchange rates, which could increase the costs of our products and reduce our ability to sell our products in foreign markets.

Approximately 34% of our Net sales were received or denominated in foreign currency for the three months ended September 30, 2004 and 37% for the nine months ended September 30, 2004. As a result, we are exposed to foreign currency exchange rate risk, primarily with respect to changes in value of certain foreign currency denominated assets and liabilities of our Denmark manufacturing operations. Although we have in the past entered into hedging transactions to manage this risk and expect that we will continue to do so in the future, the hedging transactions may not succeed in managing our foreign currency exchange rate risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Exposures.”

For the purposes of financial reporting, any change in the value of foreign currency against the United States Dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any United States Dollar-denominated debt into such foreign currency. We do not enter into hedging transactions to hedge this risk. Consequently, our reported earnings and financial position debt could fluctuate materially as a result of foreign exchange gains or losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Exposures.”

We currently produce all of our products in two manufacturing facilities and have commenced construction on a third manufacturing facility, and unexpected equipment failures, delays in deliveries, catastrophic loss or construction delays may lead to production curtailments or shutdowns.

We manufacture all of our products at our two facilities in Aarup, Denmark and Duffield, Virginia. An interruption in production capabilities at these plants as a result of equipment failure could result in our inability to produce our products, which would reduce our sales and earnings for the affected period. In addition, we generally deliver our products only after receiving the order from the customer or the retailer and thus do not hold large inventories. In the event of a stoppage in production at either of our manufacturing facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times could be severely affected. For example, our third party carrier could potentially be unable to deliver our products within acceptable time periods due to a labor strike or other disturbance in its business. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Any increase in freight charges could increase our costs of doing business and harm our profitability. We have introduced new distribution programs to increase our ability to deliver products on a timely basis, but if we fail to deliver products on a timely basis, we may lose sales which could decrease our liquidity and profitability. Our manufacturing facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may in the future experience material plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss.

In September 2004, we commenced construction on our third manufacturing facility, located in Albuquerque, New Mexico. This facility is currently expected to require capital expenditures of approximately $90 million and to be completed by the end of the third quarter of 2006. If construction of this manufacturing facility is delayed, we may not have the manufacturing capacity necessary to meet anticipated future demand for our products. In addition, if our capital expenditures exceed our estimates, our liquidity and profitability could be impaired.

A deterioration in labor relations could disrupt our business operations and increase our costs, which could decrease our liquidity and profitability.

As of September 30, 2004, we had approximately 1,200 full-time employees, with approximately 535 in the United States, 285 in Denmark and 380 in the rest of the world. The employees in Denmark are under a government labor union contract but those in the United States are not. Any significant increase in our labor costs could decrease our liquidity and profitability and any deterioration of employee relations, slowdowns or work stoppages at any of our locations, whether due to union activities, employee turnover or otherwise, could result in a decrease in our net sales or an increase in our costs, either of which could decrease our liquidity and profitability.

The loss of the services of any members of our senior management team could impair our ability to execute our business strategy and as a result, reduce our sales and profitability.

We depend on the continued services of our senior management team. The loss of such key personnel could reduce our ability to execute our business strategy and on our financial condition and results of operations. We do not maintain key-person insurance for members of our senior management team other than Robert B. Trussell, Jr. We may have difficulty replacing members of our senior management team who leave and, therefore, the loss of the services of any of these individuals could harm our business.

Our senior management team has limited experience working together as a group, and may not be able to effectively manage our business.

Several members of our senior management team have been hired since 2001. As a result, our senior management team has limited experience working together as a group. Our senior management team’s lack of shared experience could have an adverse effect on its ability to quickly and efficiently respond to problems and effectively manage our business.

Our leverage limits our flexibility and increases our risk of default.

As of September 30, 2004, the book value of our long-term debt was $295.9 million. In addition, as of September 30, 2004, our stockholders’ equity was $177.9 million. Our high degree of leverage could have important consequences to you, such as:

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete and increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain in the future additional financing we may need to fund future working capital, capital expenditures, product development, acquisitions or other corporate requirements;

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, which will reduce the availability of cash flow to fund working capital, capital expenditures, product development, acquisitions and other corporate requirements; and

•	placing us at a competitive disadvantage compared to competitors who are less leveraged and have greater financial and other resources.

In addition, the instruments governing our debt contain financial and other restrictive covenants, which limit our operating flexibility and could prevent us from taking advantage of business opportunities. In addition, our failure to comply with these covenants may result in an event of default. If such event of default is not cured or waived, we may suffer adverse effects on our operations, business or financial condition, including acceleration of our debt.

Our ability to meet our debt obligations and to reduce our indebtedness will depend on our future performance, which depends partly on general economic conditions and financial, business, political and other factors that are beyond our control. We may not be able to continue to generate cash flow from operations at or above current levels and meet our cash interest payments on all of our debt and other liquidity needs. If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our Senior Subordinated Notes or our other debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We may not be able to pay or refinance our debt on acceptable terms or at all. Our ability to refinance all or a portion of our debt or to obtain additional financing is substantially limited under the terms of the indenture governing our Senior Subordinated Notes and our Senior Credit Facility. Under the terms of our debt instruments, we and our subsidiaries may be able to incur substantial additional indebtedness in the future, which would exacerbate the risks associated with our substantial leverage.

If our business plans change or if general economic, financial or political conditions in any of our markets or competitive practices in our industry change materially from those currently prevailing or from those now anticipated, or if other presently unexpected circumstances arise that have a material effect on the cash flow or profitability of our business, the anticipated cash needs of our business as well as the conclusions as to the adequacy of the available sources could change significantly. Any of these events or circumstances could involve significant additional funding needs in excess of the identified currently available sources, and could require us to raise additional capital to meet those needs. However, our ability to raise additional capital, if necessary, is subject to a variety of additional factors, including the commercial success of our operations, the volatility and demand of the capital and lending markets and the future market prices of our securities.

We are vulnerable to interest rate risk with respect to our debt, which could lead to an increase in interest expense.

We are subject to interest rate risk in connection with our issuance of variable rate debt under our Senior Credit Facility. Interest rate changes could increase the amount of our interest payments and thus, negatively impact our future earnings and cash flows. We estimate that our annual interest expense on the unhedged portion of our floating rate indebtedness would increase by $2.0 million for each 1% increase in interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Risk.”

Risks Related to this Offering

Our stock price is likely to continue to be volatile, your investment could decline in value, and we may incur significant costs from class action litigation.

The trading price of our common stock is likely to continue to be volatile and subject to wide price fluctuations. Further, our common stock has a limited trading history. The trading price of our common stock may fluctuate significantly in response to various factors, including:

•	actual or anticipated variations in our quarterly operating results, including those resulting from seasonal variations in our business;

•	introductions or announcements of technological innovations or new products by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to patent our products and technologies;

•	changes in our financial estimates by securities analysts;

•	conditions or trends in the specialty bedding industry;

•	additions or departures of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	regulatory developments in the United States and abroad; and

•	economic and political factors.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in potential liabilities, substantial costs, and the diversion of our management’s attention and resources, regardless of the outcome.

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. All of the shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares of our common stock purchased by our executive officers, directors, principal stockholders, and some related parties.

Although certain of our stockholders have agreed with our underwriters to be bound by a 90-day lock-up agreement (subject to extension under limited circumstances) that prohibits these holders from selling or transferring their stock, except in limited circumstances, the underwriters, at their discretion, can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which would likely reduce the market price for shares of our common stock.

On December 24, 2003, we registered 14,982,532 shares of our common stock that are reserved for issuance upon the exercise of options granted or reserved for grant under our 2002 Stock Option Plan, our 2003 Equity Incentive Plan and our 2003 Employee Stock Purchase Plan. Stockholders can sell these shares in the public market upon issuance, subject to restrictions under the securities laws and any applicable lock-up agreements. In addition, some of our existing stockholders will continue to be entitled to register their shares of our common stock after this offering.

At November 16, 2004, TA and FFL owned 61.3% of our fully-diluted common stock, after giving effect to the vesting of all outstanding options (51.7% after this offering). At November 16, 2004, the management team and certain key employees owned approximately 7.8% of our common equity on a fully-diluted basis, after giving effect to the vesting of all outstanding options (6.8% after this offering). A number of these shares may be sold pursuant to Rule 144 or Rule 701 of the Securities Act and shares underlying options issued under our 2002 Stock Option Plan, 2003 Equity Incentive Plan and 2003 Employee Stock Purchase Plan are registered for resale under a registration statement on Form S-8. In addition, parties to a registration rights agreement have the right, subject to certain conditions, to require us to register or include their shares under a registration statement.

Our current principal stockholders own a large percentage of our common stock and could limit you from influencing corporate decisions.

Immediately after this offering, our executive officers, directors, current principal stockholders, and their respective affiliates will beneficially own, in the aggregate, approximately 59.4% of our outstanding common stock. These stockholders, as a group, would be able to control substantially all matters requiring approval by our stockholders, including mergers, sales of assets, the election of all directors, and approval of other significant corporate transactions, in a manner with which you may not agree or that may not be in your best interest.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to you.

Provisions of Delaware law and our certificate of incorporation and by-laws could hamper a third party’s acquisition of us, or discourage a third party from attempting to acquire control of us. You may not have the opportunity to participate in these transactions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

These provisions include:

•	our ability to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of our common stock;

•	the requirements that our stockholders provide advance notice when nominating our directors; and

•	the inability of our stockholders to convene a stockholders’ meeting without the chairperson of the board, the president, or a majority of the board of directors first calling the meeting.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of the instruments governing our existing debt and any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

You may be unable to pursue claims against Arthur Andersen, the independent auditors who audited financial statements of our predecessor company.

Arthur Andersen LLP, independent auditors, audited the consolidated financial statements of our predecessor company at December 31, 2001, and for the year ended December 31, 2001, as set forth in their report. We have included these consolidated financial statements of our predecessor company in this prospectus and elsewhere in the registration statement in reliance on Arthur Andersen LLP’s report, given on their authority as experts in accounting and auditing.

In June 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges. As a result of its conviction, Arthur Andersen has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking recovery from, Arthur Andersen, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but there can be no assurance that we will realize our expectations or that our beliefs will prove correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” As described herein, such risks, uncertainties and other important factors include, among others:

•	the level of competition in the mattress and pillow industries;

•	our ability to effectively manage and sustain our growth and our growing base of retailers;

•	liability relating to our products;

•	seasonal and quarterly fluctuations in our operating results;

•	changes in, or failure to comply with, federal, state and/or local governmental regulations;

•	our involvement in any government investigation and associated litigation or proceedings relating to any allegations of the possibility of price fixing in the mattress industry;

•	our ability to maintain our return rates and warranty reserves;

•	our ability to enhance our existing products and to develop and market new products on a timely basis;

•	risks arising from our international operations;

•	our ability to maintain our third party distributor arrangements;

•	the efficiency and effectiveness of our advertising campaign and other marketing programs in building product and brand awareness and increasing sales;

•	our ability to protect our patents and other intellectual property, as well as successfully defend against claims brought by our competitors under their patents and intellectual property;

•	our dependence on our significant customers;

•	fluctuations in the cost of raw materials, the possible loss of suppliers and disruptions in the supply of our raw materials;

•	fluctuations in exchange rates;

•	unexpected equipment failures, delays in deliveries, catastrophic loss or construction delays at our manufacturing facilities;

•	our ability to maintain our labor relations;

•	our ability to rely on the services of our senior management team;

•	risks arising from our senior management team’s limited experience working together;

•	risks arising from our degree of leverage; and

•	increase in interest expense.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required by law, we undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered in this prospectus. We will pay expenses associated with the offering, which we expect to be approximately $0.85 million.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol “TPX” since December 18, 2003. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sales prices of our common stock on the New York Stock Exchange.

	High	Low
QUARTER ENDED

December 31, 2003 (beginning December 18, 2003)	$15.90	$14.00
March 31, 2004	$18.18	$14.85
June 30, 2004	$17.68	$11.90
September 30, 2004	$15.19	$11.25

As of November 16, 2004, the closing price of our common stock was $17.97, there were 97,894,871 shares of our common stock outstanding and there were 105 holders of record of our common stock.

DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to support the growth and development of our business, and we do not anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2004.

As of September 30, 2004
(unaudited)
($ in millions)
Cash and cash equivalents	$25.2

Long-term debt (including current portion):
Senior Credit Facility	196.5
Senior Subordinated Notes due 2010	97.5
Mortgage payable	1.9

Total long-term debt (including current portion)	295.9
Stockholders’ equity:
Common stock	1.0
Additional paid in capital	250.9
Deferred stock compensation, net of amortization	(4.7)
Retained deficit(1)	(76.5)
Accumulated other comprehensive income	7.2

Total stockholders’ equity	177.9

Total capitalization	$473.8

(1)	Retained deficit excludes estimated direct offering expenses of $0.85 million to be paid by the Company.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical consolidated financial and operating data for the periods indicated. Our predecessor company for periods prior to January 1, 2000 is a combination of our Danish manufacturing operations and the United States distribution entity and is sometimes referred to as the pre-predecessor company. Tempur World, Inc. was formed on January 1, 2000 to combine the manufacturing facilities and the worldwide distribution capabilities of all Tempur products, and is our predecessor company for the period from January 1, 2000 to October 31, 2002. In November 2002, TA and FFL formed Tempur-Pedic International to purchase Tempur World, Inc. for approximately $268.0 million plus the refinancing of approximately $88.8 million of existing debt obligations and a payment of an earn-out to former owners of approximately $40.0 million. We completed the Tempur acquisition (which we accounted for using the purchase method of accounting) as of November 1, 2002. As a result of adjustments to the carrying value of assets and liabilities pursuant to the acquisition, the financial position and results of operations for periods subsequent to the Tempur acquisition are not comparable to those of our predecessor or pre-predecessor companies.

We have derived the statement of income and balance sheet data for our pre-predecessor company as of and for the year ended April 30, 1999 and the eight months ended December 31, 1999 from the combined audited financial statements of our pre-predecessor company. We have derived the statements of income and balance sheet data as of and for the years ended December 31, 2000 and 2001 and the ten months ended October 31, 2002 from the audited consolidated financial statements of our predecessor company. We have derived our statements of income and balance sheet data as of and for the two months ended December 31, 2002 and as of and for the twelve months ended December 31, 2003 from our audited consolidated financial statements. We have derived the statements of income data and balance sheet data as of and for the nine months ended September 30, 2003 and 2004 from our unaudited consolidated interim financial statements. In the opinion of management, our unaudited consolidated interim financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim period. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our predecessor company’s consolidated financial statements as of and for the year ended December 31, 2001 and the ten months ended October 31, 2002, and our consolidated financial statements for the two months ended December 31, 2002, the twelve months ended December 31, 2003 and the unaudited consolidated interim financial statements as of and for the nine months ended September 30, 2003 and 2004 are included elsewhere in this prospectus.

	Pre-Predecessor		Predecessor
	Year ended April 30, 1999	Period from May 1, 1999 to December 31, 1999	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Year ended December 31, 2003	Nine Months ended September 30, 2003	Nine Months ended September 30, 2004
			2000	2001
								(unaudited)	(unaudited)
($ in thousands)
Statement of Income Data:
Net sales	$85,245	$73,635	$161,969	$221,514	$237,314	$60,644	$479,135	$342,359	$486,460
Cost of sales(1)	55,500	45,755	89,450	107,569	110,228	37,812	223,865	158,805	228,228

Gross profit	29,745	27,880	72,519	113,945	127,086	22,832	255,270	183,554	258,232
Operating expenses(2)	21,678	16,410	50,081	83,574	86,693	23,815	158,196	111,345	151,874

Operating income (loss)	8,067	11,470	22,438	30,371	40,393	(983)	97,074	72,209	106,358
Net interest expense	976	997	2,225	6,555	6,292	2,955	20,539	13,743	17,865
Other income (expense)	10	(793)	(947)	(316)	(1,724)	1,331	(15,333)	(15,145)	(5,360)

Income (loss) before income taxes	7,101	9,680	19,266	23,500	32,377	(2,607)	61,202	43,321	83,133
Income taxes	2,821	3,851	6,688	11,643	12,436	640	23,627	17,331	32,006

Net income (loss) after tax	4,280	5,829	12,578	11,857	19,941	(3,247)	37,575	25,990	51,127
Preferred stock dividend	—	—	—	345	1,238	1,958	—	—	—

Net income (loss) available to common stockholders	$4,280	$5,829	$12,578	$11,512	$18,703	$(5,205)	$37,575	$25,990	$51,127

Earnings (loss) per share(4)

Basic						$(0.67)	$3.32	$3.21	$0.52
Diluted						$(0.67)	$0.39	$0.28	$0.50
Weighted average shares (in thousands)

Basic						7,815	11,330	8,091	97,601
Diluted						7,815	95,331	93,143	102,933

	Pre-Predecessor		Predecessor
	Year ended April 30, 1999	Period from May 1, 1999 to December 31, 1999	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Year ended December 31, 2003	Nine Months ended September 30, 2003	Nine Months ended September 30, 2004
			2000	2001
								(unaudited)	(unaudited)
($ in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$2,877	$1,984	$10,572	$7,538	$6,380	$12,654	$14,230	$12,512	$25,174
Restricted cash(5)	—	—	—	—	—	—	60,243	—	—
Total assets	49,276	66,404	144,305	176,841	199,641	448,593	620,349	535,183	603,237
Total debt(6)	8,637	19,508	71,164	106,023	89,050	198,352	376,522	382,532	295,896
Redeemable preferred stock	—	—	—	11,715	15,331	—	—	—	—
Total stockholders’ equity	$12,862	$14,424	$38,237	$16,694	$39,895	$151,606	$122,709	$25,523	$177,932

Other Financial and Operating Data (GAAP):

Depreciation and amortization			$6,002	$10,051	$10,383	$3,306	$23,975	$16,316	$21,194
Net cash provided by operating activities			1,125	19,716	22,706	12,385	46,950	41,770	55,729
Net cash used by investing activities			(27,014)	(34,862)	(4,646)	(1,859)	(71,107)	(16,545)	(22,937)
Net cash provided (used) by financing activities			34,314	12,593	(19,702)	(4,221)	26,574	(24,808)	(21,486)
Diluted earnings (loss) per share						(0.67)	0.39	0.28	0.50
Capital expenditures			27,418	35,241	9,175	1,961	32,597	17,266	23,014

Other Financial and Operating Data (non-GAAP):

Number of pillows sold(7)			1,717,476	1,819,993	1,528,608	407,476	2,829,558	2,171,340	2,155,739
Number of mattresses sold(7)			173,338	212,695	218,656	50,564	395,613	283,078	412,401
Number of pillows sold, net(8)			—	—	—	—	2,751,221	2,105,846	2,112,308
Number of mattresses sold, net(8)			—	—	—	—	367,189	261,981	392,797

(1)	Includes $9.8 million in non-cash charges for the two months ended December 31, 2002 relating to the step-up in inventory as of November 1, 2002 relating to the Tempur acquisition.
(2)	Includes $9.3 million in non-cash charges for the year ended December 31, 2003 comprised of $5.1 million in amortization of definite-lived intangibles and $4.2 million in non-cash stock-based compensation expense relating to stock option grants and acceleration.
(3)	Includes $13.7 million in debt extinguishment charges for the year ended December 31, 2003 relating to the write-off of deferred financing fees, the write-off of original issue discount and prepayment penalties in connection with the recapitalization.
(4)	Pre-predecessor company and predecessor company earnings per share have been omitted as such information is not considered meaningful due to the change in capital structure that occurred with the Tempur acquisition.
(5)	As of December 31, 2003, we had approximately $60.2 million in restricted cash for the redemption of an aggregate principal amount of $52.5 million of our Senior Subordinated Notes, the payment of a redemption premium of approximately $5.4 million and accrued interest expense of approximately $2.4 million to be paid in January 2004.
(6)	Information as of December 31, 2003 includes $52.5 million in aggregate principal amount of our Senior Subordinated Notes that were redeemed on January 23, 2004.
(7)	Number of units sold is before the consideration of returned mattresses and pillows and excludes units shipped to fulfill warranty claims and promotional activities.
(8)	Number of units sold, net is after the consideration of returned mattresses and pillows and excludes units shipped to fulfill warranty claims and promotional activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the section “Selected Historical Consolidated Financial and Operating Data,” the unaudited consolidated financial statements and accompanying notes thereto, and the audited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. Unless otherwise noted, all of the financial information in this prospectus is consolidated financial information for Tempur-Pedic International Inc. or its predecessors. The forward-looking statements in this discussion regarding the mattress and pillow industries, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in any forward-looking statements. Except as may be required by law, we undertake no obligation to publicly update or revise any of the forward-looking statements contained herein.

Executive Overview

General—We are a rapidly growing and market leading, vertically-integrated manufacturer, marketer and distributor of premium visco-elastic mattresses and pillows that we sell globally in 60 countries primarily under the Tempur® and Tempur-Pedic® brands. We believe our premium mattresses and pillows are more comfortable than standard bedding products because our proprietary visco-elastic pressure-relieving material is temperature sensitive, has a high density and conforms to the body to therapeutically align the neck and spine, thus reducing neck and lower back pain, two of the most common complaints about other sleep surfaces.

Tempur-Pedic International was formed in 2002 by TA and FFL to acquire Tempur World, Inc., or Tempur World. This acquisition occurred effective November 1, 2002. The financial information for the periods prior to November 1, 2002 are based on the financial information for Tempur World and its consolidated subsidiaries, which we sometimes collectively refer to as our “predecessor company.”

On December 23, 2003, Tempur-Pedic International closed its initial public offering of 21,562,500 shares of its common stock at an initial offering price of $14.00 per share. Of the 21,562,500 shares offered, the Company sold 6,250,000 shares and certain of Tempur-Pedic International’s stockholders sold a total of 15,312,500 shares, which included the exercise in full of the underwriters’ overallotment option.

Business Segment Information—We operate in two business segments: Domestic and International. These reportable segments are strategic business units that are managed separately.

The Domestic segment consists of our United States manufacturing facility, which commenced operations in July 2001 and whose customers include our United States distribution subsidiary and certain North American third party distributors. The International segment consists of our manufacturing facility in Denmark, whose customers include all of our distribution subsidiaries and third party distributors outside the Domestic segment. We evaluate segment performance based on Net sales and Operating income.

As we operated in one segment prior to the commencement of our United States manufacturing operations, we have not restated prior year segment information to reflect our new reporting structure.

Economic and Industry Trends—The International Sleep Products Association (ISPA) estimates that the United States wholesale market for mattresses and foundations in 2003 was approximately $5.0 billion. We believe the international mattress market is generally the same size as the domestic mattress market. According to ISPA, from 1991 to 2003, mattress unit sales grew in the United States at an average of approximately 500,000 units annually, with approximately 22.0 million mattress units sold in the United States in 2003, although sales decreased during the 2000 to 2002 period. We believe a similar number of mattress units were sold outside the

United States in 2003. ISPA further estimates that approximately 20% of those mattress units were sold at retail price points greater than $1,000, which is the premium segment of the market we target and which we believe is the fastest growing segment in the industry.

Business Risks and Opportunities

Managing Rapid Growth—We have grown rapidly, with our Net sales increasing from $221.5 million for the year ended December 31, 2001 to $479.1 million for the year ended December 31, 2003, and to $486.5 million for the nine months ended September 30, 2004. Our growth has placed, and will continue to place, a strain on our management, production, product distribution network, information systems and other resources. In response to these challenges, management has continued to invest in increased production capacity, enhance operating and financial infrastructure and systems and to continue to expand the employee base in our operations. Our expenditures for advertising and other marketing-related activities are made as advertising rates are favorable to us and as the continued growth in the business allows us the ability to invest in building our brand.

Competition—Participants in the mattress and pillow industries compete primarily on price, quality, brand name recognition, product availability and product performance. Our premium mattresses compete with a number of different types of mattress alternatives, including standard innerspring mattresses, visco-elastic and other foam mattresses, waterbeds, futons, air beds and other air-supported mattresses. These alternative products are sold through a variety of channels, including furniture stores, specialty bedding stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs.

Our largest competitors have significant financial, marketing and manufacturing resources and better brand name recognition than our brand, and sell their products through broader and more established distribution channels. Additionally, we believe that a number of our significant competitors now offer mattress products similar to our visco-elastic mattresses and pillows. We are susceptible to competition from lower priced product offerings. We provide strong channel profits to our retailers and distributors, which we believe will continue to provide an attractive business model for our retailers and discourage them from carrying competing lower priced products.

Significant Growth Opportunities—We currently sell our products in approximately 3,900 furniture retail stores in the United States, out of a total of approximately 9,000 stores we have identified as appropriate targets. We also sell products in approximately 3,500 furniture retail stores outside the United States, out of a total of approximately 7,000 stores that we have identified as appropriate targets. In addition, we have a significant installed pillow base in our Asia market that we believe creates an opportunity to develop a successful mattress market. We are continuing to develop products that are responsive to consumer demand in our markets internationally.

We are also continuing to expand our direct response business in Europe, based on our direct response businesses in the United States and in the United Kingdom, to reach a greater number of consumers and increase our brand awareness.

In addition to these growth opportunities, management believes that we currently supply only a small percentage of the approximately 15,400 nursing homes and 5,000 hospitals in the United States (with a collective bed count in excess of 2.7 million). Clinical evidence indicates that our products are both effective and cost efficient for the prevention and treatment of decubitis, or bed sores, a major problem for elderly and bed-ridden patients. A change in the U.S. Medicare and Medicaid reimbursement policies toward prevention of bed sores and away from treatment could expand our growth potential in this market.

Financial Leverage—As of September 30, 2004, the book value of our debt was $295.9 million, and our Stockholders’ equity was $177.9 million. Higher financial leverage makes us more vulnerable to general adverse competitive, economic and industry conditions. Management believes that operating margins combined with the inherent operating leverage in the business will enable us to continue de-leveraging the business in a manner consistent with historical experience. There can be no assurance, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under our Senior Credit Facility, or otherwise, to enable us to continue to de-leverage the business.

Critical Accounting Policies and Estimates

Our management is responsible for our financial statements and has evaluated the accounting policies to be used in their preparation. Our management believes these policies are reasonable and appropriate. The following discussion identifies those accounting policies that we believe will be critical in the preparation of our financial statements, the judgments and uncertainties affecting the application of those policies and the possibility that materially different amounts will be reported under different conditions or using different assumptions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that the management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Our estimates of sales returns are a critical component of our revenue recognition. We recognize sales, net of estimated returns, when we ship our products to customers and the risks and rewards of ownership are transferred to them. Estimated sales returns are provided at the time of sale, based on our level of historical sales returns. We allow returns for up to 120 days following a sale, depending on the channel and promotion. Our level of sales returns differs by channel, with our direct channel typically experiencing the highest rate of returns. Our level of returns has been consistent with our estimates and has been improving steadily over the last year as our retail channel, which experiences lower returns than other sales channels, continues to grow as a percentage of our overall Net sales.

Warranties

Cost of sales includes estimated costs to service warranty claims of our customers. Our estimate is based on our historical claims experience and extensive product testing that we perform from time to time. We provide a 20-year warranty for United States sales and a 15-year warranty for non-United States sales on mattresses, each prorated for the last 10 years. Because our products have not been in use by our customers for the full warranty period, we rely on the combination of historical experience and product testing for the development of our estimate for warranty claims. Our estimate of warranty claims could be adversely affected if our historical experience ultimately proves to be greater than the performance of the product in our product testing. We also provide 2-year to 3-year warranties on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. Our estimated obligation for warranty claims as of September 30, 2004 was $3.6 million. As of September 30, 2003, our estimated obligation for warranty claims was $3.8 million.

Impairment of Goodwill, Intangibles and Long-Lived Assets

Goodwill reflected in our Consolidated Balance Sheet consists of the purchase price from the Tempur acquisition in excess of the estimated fair values of identifiable net assets as of the date of the Tempur acquisition. Intangibles consist of tradenames for various brands under which our products are sold. Other intangibles include our customer database for our direct channel, process technology and the formulation of our visco-elastic pressure-relieving material.

We follow Statement of Financial Account Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). We perform an annual impairment test on all Goodwill and unamortized indefinite life intangible assets in the fourth quarter of each year. We performed the annual impairment test in the fourth quarter of 2003 to all existing goodwill and unamortized indefinite life intangible assets and no impairment existed as of December 31, 2003. If facts and circumstances lead our management to believe that one of our assets may be impaired, we will evaluate the extent to which that cost is recoverable by comparing the future undiscounted cash flows estimated to be associated with that asset to the asset’s carrying amount and write down that carrying amount to fair value to the extent necessary.

Estimates of fair value for our reporting units involve highly subjective judgments on the part of management, including the amounts of cash flows to be received, their estimated duration, and perceived risk as reflected in selected discount rates. In some cases, cash flows may be required to be estimated without the benefit of historical data, although historical data will be used where available. Although we believe our estimates and judgments are reasonable, different assumptions and judgments could result in different impairment, if any, of some or all of our recorded goodwill and indefinite-lived intangibles of $283.9 million as of September 30, 2004.

Impairment of long-lived assets is governed by Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). SFAS 144 requires that whenever events or circumstances indicate that we may not be able to recover the net book value of our productive assets through future cash flows, an assessment must be performed of expected future cash flows, and undiscounted estimated future cash flows must be compared to the net book value of these productive assets to determine if impairment is indicated. Impaired assets are written down to their estimated fair value by recording an impairment charge to earnings. SFAS 144 provides that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information, to estimate fair values. We primarily use discounted cash flow analysis to estimate the fair value of productive assets when events or circumstances indicate that we may not be able to recover our net book values.

The application of SFAS 144 requires the exercise of significant judgment and the preparation of numerous significant estimates. Although we believe that our estimates of cash flows in our application of SFAS 144 are reasonable, and based upon all available information, including historical cash flow data about the prior use of our assets, such estimates nevertheless require substantial judgments and are based upon material assumptions about future events.

Income Tax Accounting

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), “Accounting for Income Taxes.” SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying the provisions of tax laws in effect at the balance sheet date.

We recognize deferred tax assets in our balance sheet, and these deferred tax assets typically represent items deducted currently in the financial statements that will be deducted in future periods in tax returns. In accordance with SFAS 109, a valuation allowance is recorded against these deferred tax assets to reduce the total deferred tax assets to an amount that will, more likely than not, be realized in future periods. The valuation allowance is based, in part, on our estimate of future taxable income, the expected utilization of tax loss carryforwards, both domestic and foreign, and the expiration dates of tax loss carryforwards. Significant assumptions are used in developing the analysis of future taxable income for purposes of determining the valuation allowance for deferred tax assets which, in our opinion, are reasonable under the circumstances.

In conjunction with the Tempur acquisition, on November 1, 2002 Tempur-Pedic International repatriated $44.2 million from one of its foreign subsidiaries in the form of a loan that under applicable U.S. tax principles is treated as a taxable dividend. On March 30, 2003, the $44.2 million note was distributed principally in the form of a capital distribution under applicable foreign law from the foreign subsidiary (lender) up the chain of foreign and domestic subsidiaries to Tempur World, Inc. (borrower) and cancelled on March 31, 2003.

At September 30, 2004, Tempur-Pedic International had undistributed earnings of $73.0 million from its foreign subsidiaries determined under U.S. GAAP. In addition, Tempur-Pedic International had undistributed earnings from periods ending prior to November 1, 2002 of $57.7 million determined under U.S. tax principles. No provisions have been made for U.S. income taxes or foreign withholding taxes on these undistributed earnings as of September 30, 2004 as these earnings are considered indefinitely reinvested.

These undistributed earnings could become subject to U.S. income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if these undistributed earnings were remitted as dividends, loaned to Tempur-Pedic International or a U.S. subsidiary, or if Tempur-Pedic International should sell its stock in the applicable subsidiaries; however, we do not currently expect these events to occur.

Stock-Based Compensation

We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). Several companies recently elected to change their accounting policies and record the fair value of options as an expense. We currently are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of Tempur-Pedic International’s common stock at the grant date.

In addition, we understand that discussions of potential changes to APB 25 and SFAS 123 standards are ongoing and the parties responsible for authoritative guidance in this area may require changes to the applicable accounting standards. If we had estimated the fair value of the options on the date of grant using a minimum value pricing model and then amortized this estimated fair value over the vesting period of the options, our net income (loss) would have been adversely affected.

Certain options granted during the year prior to the initial public offering have exercise prices that are less than the deemed market value of the underlying common stock at the date of grant. The unearned stock-based compensation will be amortized to compensation expense over the respective vesting term, based on the “graded vesting” methodology. We have recorded unearned stock-based compensation of $1.3 million and $4.3 million of compensation expense included in general and administrative expenses for the three months ended September 30, 2004 and the nine months ended September 30, 2004, respectively. The future amortization of unearned stock-based compensation costs will be approximately $0.9 million for the remainder of 2004, $2.4 million in 2005, $1.1 million in 2006 and $0.2 million in 2007.

Results of Operations

Generally accepted accounting principles do not permit combining the results of Tempur-Pedic International with those of Tempur World in our consolidated financial statements. Accordingly, the consolidated statements of income included elsewhere in this prospectus do not present results for the twelve months ended December 31, 2002. However, in order to provide investors with useful information and to facilitate understanding of 2002 results in the context of the annual 2003 and 2001 financial information presented, the following table presents historical financial information for Tempur World for the ten months ended October 31, 2002 and Tempur-Pedic International for the two months ended December 31, 2002 and on a pro forma basis as if the Tempur acquisition had occurred on January 1, 2002.

	Predecessor
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Pro Forma Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2003	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
($ in millions)						(unaudited)	(unaudited)
Net sales	$221.5	$237.4	$60.6	$298.0	$479.1	$342.4	$486.5
Cost of sales	107.6	110.3	37.8	146.0	223.8	158.8	228.3

Gross profit	113.9	127.1	22.8	152.0	255.3	183.6	258.2
Selling expenses	52.1	59.6	15.3	74.9	106.3	75.5	101.5
General and administrative and other	31.4	27.1	8.5	46.4	51.9	35.9	50.3

Operating income	30.4	40.4	(1.0)	30.7	97.1	72.2	106.4
Interest expense, net	6.6	6.3	2.9	15.1	20.5	13.7	17.9
Loss on debt extinguishment	—	—	—	—	13.7	13.7	5.4
Other (expense)income, net	(0.3)	(1.7)	1.3	(0.5)	(1.7)	(1.5)	—

Income(loss) before income taxes	23.5	32.4	(2.6)	15.1	61.2	43.3	83.1
Income tax provision	11.6	12.5	0.6	7.4	23.6	17.3	32.0

Net income(loss)	$11.9	$19.9	$(3.2)	$7.7	$37.6	$26.0	$51.1

The pro forma information for the twelve months ended December 31, 2002 includes an adjustment to cost of sales of $2.1 million to represent the adjustment to the step-up in the value of inventories acquired in the Tempur acquisition to fair market value as of January 1, 2002, an adjustment to General and administrative and other of $10.8 million to represent additional depreciation expense on step-up in the value of property plant and equipment to fair market value and additional amortization of intangibles resulting from the Tempur acquisition, an adjustment to Interest expense, net of $5.9 million to reflect additional interest expense and amortization of debt issuance costs associated with Tempur acquisition borrowings, and an adjustment to Income tax provision of $5.7 million to reflect the tax effects of the Tempur acquisition pro forma adjustments based upon an effective tax rate of 39%. These pro forma financial adjustments reflect management’s best estimates based on assumptions we believe are reasonable; however, the pro forma financial adjustments do not purport to represent what our results of operations or financial condition would actually have been had the Tempur acquisition occurred on January 1, 2002 or to project our results of operations or financial condition for any future period or date.

The following table sets forth the various components of our consolidated statements of income, expressed as a percentage of Net sales, for the periods indicated:

	Predecessor
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Pro Forma Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2003	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
						(unaudited )	(unaudited )
Net sales	100%	100%	100%	100%	100%	100%	100%
Cost of sales	49	47	62	49	47	46	47

Gross profit	51	54	38	51	53	54	53
Selling expenses	24	25	25	25	22	22	21
General and administrative and other	14	11	14	16	11	10	10

Operating income (loss)	14	17	(2)	10	20	21	22

Interest expense, net	3	3	5	5	4	4	4
Loss on debt extinguishment	0	0	0	0	3	4	1
Other (expense)income, net	(0)	(1)	2	(0)	(0)	0	0

Income (loss) before income taxes	11	14	(4)	5	13	13	17
Income tax provision	5	5	1	3	5	5	7

Net income (loss)	5%	8%	(5)%	3%	8%	8%	11%

We generate sales through four distribution channels: retail, direct, healthcare and third party. The retail channel sells to furniture, specialty and department stores. The direct channel sells directly to consumers. The healthcare channel sells to hospitals, nursing homes, healthcare professionals and medical retailers. The third party channel sells to distributors in countries where we do not operate our own distribution. The following table sets forth net sales information, by channel and by segment, for the periods indicated:

Consolidated

	Predecessor
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Pro Forma Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2003	Nine Months Ended September 30, 2003		Nine Months Ended September 30, 2004
						(unaudited	)	(unaudited	)
($ in millions)
Retail	$116.9	$139.8	$38.4	$178.2	$313.4	$217.5		$344.2
Direct	47.6	48.3	10.0	58.3	86.9	63.7		72.6
Healthcare	33.5	32.8	8.4	41.2	43.1	31.9		33.6
Third Party	23.5	16.5	3.8	20.3	35.7	29.3		36.1

Consolidated	$221.5	$237.4	$60.6	$298.0	$479.1	$342.4		$486.5
Domestic
	Predecessor
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Pro Forma Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2003	Nine Months Ended September 30, 2003		Nine Months Ended September 30, 2004
						(unaudited	)	(unaudited	)
($ in millions)
Retail	$63.2	$81.4	$23.0	$104.4	$192.2	$133.7		$229.3
Direct	40.7	39.6	8.6	48.2	75.0	55.3		61.7
Healthcare	9.1	8.3	1.4	9.7	9.8	7.0		8.2
Third Party	0.2	2.0	0.8	2.8	5.2	3.7		5.1

Domestic	$113.2	$131.3	$33.8	$165.1	$282.2	$199.7		$304.3

International
	Predecessor
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Pro Forma Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2003	Nine Months Ended September 30, 2003		Nine Months Ended September 30, 2004
						(unaudited	)	(unaudited	)
($ in millions)
Retail	$53.7	$58.4	$15.4	$73.8	$121.2	$83.8		$114.9
Direct	6.9	8.7	1.4	10.1	11.9	8.4		10.9
Healthcare	24.4	24.5	7.0	31.5	33.3	24.9		25.4
Third Party	23.3	14.5	3.0	17.5	30.5	25.6		31.0

International	$108.3	$106.1	$26.8	$132.9	$196.9	$142.7		$182.2

Nine Months Ended September 30, 2004 Compared with Nine Months Ended September 30, 2003

Net Sales. Net sales for the nine months ended September 30, 2004 were $486.5 million as compared to $342.4 million for the nine months ended September 30, 2003, an increase of $144.1 million, or 42%. This increase is primarily attributable to a 58% growth in our Retail channel, which increased to $344.2 million for the nine months ended September 30, 2004 from $217.5 million for the nine months ended September 30, 2003. Our Domestic Net sales for the nine months ended September 30, 2004 were $304.3 million as compared to $199.7 million for the nine months ended September 30, 2003. This represents an increase of $104.6 million, or 52%. The growth in our Domestic Net sales was attributable primarily to an increase in Net sales in our Retail channel of $95.6 million, or

72%. The increase in sales in the Domestic retail channel was attributable primarily to increased penetration of retail furniture stores. During the nine months ended September 30, 2004 we added distribution to approximately 1,200 furniture retail stores in the U.S. bringing the total US furniture retail stores to approximately 3,900. This growth in our Domestic retail channel is a result of our ongoing strategy to expand our distribution for our products into traditional retail furniture stores in order to further penetrate the U.S. retail channel. Our International Net sales for the nine months ended September 30, 2004 were $182.2 million, as compared to $142.7 million for the nine months ended September 30, 2003. This represents an increase of $39.5 million, or 28%. The growth in our International Net sales was attributable primarily to growth in the Retail channel of $31.1 million, or 37%. The growth in our International retail channel reflects our continued commitment to expand our distribution internationally, primarily in Europe and Asia, through increasing the number of stores in which our products are offered and the continued development of new products for local markets.

Cost of Sales. Cost of sales includes the cost of raw material purchases, manufacturing costs and distribution costs associated with the production and sale of products to our customers. The cost of delivering our products to customers is also included in cost of sales. Cost of sales increased to $228.3 million for the nine months ended September 30, 2004 as compared to $158.8 million for the nine months ended September 30, 2003, an increase of $69.5 million, or 44%. The Cost of sales as a percentage of Net sales for the nine months ended September 30, 2004 and September 30, 2003 was 47% and 46%, respectively. Cost of sales as a percentage of Net sales increased primarily due to the changing channel mix toward the Retail channel. Our Retail channel contributed approximately 71% of our net sales in the nine months ended September 30, 2004, compared to 64% in the nine months ended September 30, 2003. The Retail channel mix affects the percentage of Cost of sales to Net sales as we are selling into the Retail channel at wholesale prices compared to the full MSRP that we receive in the Direct channel. Our Domestic Cost of sales increased to $153.0 million for the nine months ended September 30, 2004 as compared to $104.7 million for the nine months ended September 30, 2003, an increase of $48.3 million, or 46%. Our International Cost of sales, including eliminations for sales from the International segment to the Domestic segment, increased to $75.3 million for the nine months ended September 30, 2004 as compared to $54.1 million for the nine months ended September 30, 2003, an increase of $21.2 million or 39%.

Gross margin decreased to 53% during the nine months ended September 30, 2004 from 54% during the nine months ended September 30, 2003. Margins were affected by manufacturing capacity utilization and changing sales channel mix in the US relating to the growth in our Retail channel. Manufacturing capacity utilization was driven by increased sales in both our Domestic and International segments and all channels, particularly in our Domestic Retail channel. Our margins are affected by the relative rate of growth in our Retail channel because sales in this channel are generally at wholesale prices, and we expect that continued rapid growth in our Retail channel will result in downward pressure on our margins. Our margins are also affected by additions to our manufacturing capacity, which affects our utilization rates. Starting in the fourth quarter and continuing into 2005, due to anticipated capacity constraints at our Virginia plant, we plan to import a portion of our mattress product requirements for the United States from our Denmark plant, which will increase cost of sales due to the additional freight costs associated with shipping to the United States.

Selling Expenses. Selling expenses include advertising and media production associated with our Direct channel, other marketing materials such as catalogs, brochures, videos, product samples, direct customer mailings and point of purchase materials, and sales force compensation and customer service. We also include in selling expenses our new product development costs, including market research and testing for new products. Selling expenses increased to $101.5 million for the nine months ended September 30, 2004 as compared to $75.5 million for the nine months ended September 30, 2003, an increase of $26.0 million, or 34%. Selling expenses as a percentage of Net sales was 21% during the nine months ended September 30, 2004 and 22% during the nine months ended September 30, 2003. The increase in the dollar amount of Selling expenses was due to additional spending on advertising, sales compensation and point of purchase materials. Selling expenses as a percentage of Net sales are affected by our channel sales mix and the types of advertising and promotions run during the period.

General and Administrative and Other. General and administrative and other expenses include management salaries, information technology, professional fees, depreciation of furniture and fixtures, leasehold improvements and computer equipment, expenses for finance, accounting, human resources and other administrative functions, and research and development costs associated with our new product developments. General and administrative and other expenses increased to $50.3 million for the nine months ended September 30, 2004 as compared to $35.9 million for the nine months ended September 30, 2003, an increase of $14.4 million, or 40%. The increase was due to additional spending on corporate overhead expenses, including information technology and professional services. General and administrative expenses for the nine months ended September 30, 2004 included approximately $1.7 million in costs associated with our implementation of the requirements of Sarbanes-Oxley Section 404.

Certain stock options granted during the year prior to the initial public offering have exercise prices that are less than the deemed market value of the underlying common stock at the date of grant. We recorded $4.3 million of compensation expense included in General and administrative expenses in the accompanying Condensed Consolidated Statements of Income for the nine months ended September 30, 2004. The unearned stock-based compensation will be amortized to compensation expense over the respective vesting term, based on the “graded vesting” methodology. We have recorded unearned stock-based compensation of $4.7 million as of September 30, 2004. The future amortization of unearned stock-based compensation costs will be $0.9 million in 2004, $2.4 million in 2005, $1.1 million in 2006 and $0.2 million in 2007.

Loss on Extinguishment of Debt. On January 23, 2004, we redeemed an aggregate principal amount of $52.5 million of the outstanding Senior Subordinated Notes issued by Tempur-Pedic International’s subsidiaries Tempur-Pedic, Inc. and Tempur Production USA, Inc. The redemption price was 110.25% of the principal amount plus accrued interest, and the redemption was funded with a portion of the net proceeds of the initial public offering of Tempur-Pedic International. We reflected the $5.4 million redemption premium as a Loss on extinguishment of debt, a component of Other income (expense), net in the accompanying Condensed Consolidated Statements of Income for the nine months ended September 30, 2004.

Loss on extinguishment of debt, a component of Other income (expense), net, for the nine months ended September 30, 2003 includes transaction related expenses totaling $13.7 million relating to the write-off of deferred financing fees, original issue discount and prepayment penalties relating to Tempur-Pedic International’s recapitalization in August 2003.

Interest Expense, Net. Interest expense, net includes the interest costs associated with our senior and mezzanine debt facilities and our Senior Subordinated Notes and the amortization of deferred financing costs related to those facilities and instruments. Interest expense, net increased to $17.9 million for the nine months ended September 30, 2004 as compared to $13.7 million for the nine months ended September 30, 2003, an increase of $4.2 million. This increase was due to higher average debt levels. In 2003, we entered into an interest rate cap agreement that effectively capped $60.0 million of our floating-rate debt at an interest rate of 5% plus applicable margin through March 2006. We are required under our existing credit agreements to hedge at least $60.0 million of our floating rate senior term debt.

Income Tax Provision. Our income tax provision includes income taxes associated with taxes currently payable and deferred taxes and includes the impact of the utilization of foreign tax credits associated with our foreign earnings and profits and net operating losses for certain of our foreign operations. Our effective tax rate for the nine months ended September 30, 2004 was approximately 39% as compared to 40% for the nine months ended September 30, 2003. This decrease in our effective tax rate for the nine months ended September 30, 2004 was due to a decrease in foreign income taxable in the United States (“Subpart F”) income and the amount of valuation allowances recorded against foreign net operating losses and an increase in benefit from charitable contributions.

Twelve Months Ended December 31, 2003 Compared with Pro Forma Twelve Months Ended December 31, 2002

The following pro forma data for the twelve months ended December 31, 2002 (“pro forma twelve months ended December 31, 2002”) are based on the historical financial statements for our predecessor company for the ten months ended October 31, 2002 and Tempur-Pedic International for the two months ended December 31, 2002 presented on a pro forma basis giving effect to the Tempur acquisition as if it had occurred on January 1, 2002 as described above under “Results of Operations.”

For the predecessor ten months ended October 31, 2002, our net sales were $237.4 million and cost of sales was $110.3 million. Our selling expenses were $59.6 million and general and administrative and other expenses were $27.1 million. Interest expense, net was $6.3 million and the income tax provision was $12.4 million.

For the successor two months ended December 31, 2002, our net sales were $60.6 million and cost of sales was $37.8 million. Our selling expenses were $15.3 million and general and administrative and other expenses were $8.5 million. Interest expense, net was $3.0 million and the income tax provision was $0.6 million.

Net Sales. Net sales for the twelve months ended December 31, 2003 were $479.1 million as compared to $298.0 million for the pro forma twelve months ended December 31, 2002, an increase of $181.1 million, or 61%. The increase in net sales was attributable to growth in our Domestic net sales to $282.2 million for the twelve months ended December 31, 2003 as compared to $165.1 million for the pro forma twelve months ended December 31, 2002, an increase of $117.1 million, or 71%, and an increase in our International net sales to $196.9 million for the twelve months ended December 31, 2003 as compared to $132.9 million for the pro forma twelve months ended December 31, 2002, an increase of $64.0 million, or 48%. The growth in our Domestic net sales was attributable primarily to an increase in net sales in our retail channel of $87.9 million and in the direct channel of $26.7 million, and the growth in our International net sales was attributable primarily to growth in the retail channel of $47.3 million.

Cost of Sales. Cost of sales increased to $223.8 million for the twelve months ended December 31, 2003 as compared to $146.0 million for the pro forma twelve months ended December 31, 2002, an increase of $77.8 million, or 53%. Cost of sales decreased as a percentage of net sales from 49% in the pro forma twelve months ended December 31, 2002 to 47% in the twelve months ended December 31, 2003. This decrease in cost of sales as a percentage of net sales was due to improved manufacturing utilization and increased sales of higher margin products. Our Domestic cost of sales increased to $147.1 million for the twelve months ended December 31, 2003 as compared to $85.4 million for the pro forma twelve months ended December 31, 2002, an increase of $61.7 million, or 72%. Our International cost of sales, including eliminations for sales from the International segment to the Domestic segment, increased to $76.7 million for the twelve months ended December 31, 2003, as compared to $59.8 million for the pro forma twelve months ended December 31, 2002, an increase of $16.9 million, or 28%.

Gross margins improved to 53% during the twelve months ended December 31, 2003 from 51% during the pro forma twelve months ended December 31, 2002. Margins were favorably impacted by manufacturing capacity utilization and margins in our International segment. Manufacturing capacity utilization was driven by increased sales in both our Domestic and International segments and all channels, particularly in our Domestic retail and direct channels. Our margins are impacted by the relative rate of growth in our retail channel because sales in our retail channel are generally at wholesale prices, and we expect that continued rapid growth in our retail channel will result in downward pressure on our margins. Our margins are also impacted by additions to our manufacturing capacity, which affects our utilization rates. We completed an expansion of our U.S. manufacturing facility in early 2004, which may adversely impact our gross margins in 2004 due to the additional manufacturing capacity. The gross margin for the pro forma twelve months ended December 31, 2002 also includes $7.8 million of non-cash charges relating to the pro forma step-up in inventory relating to the Tempur acquisition.

Selling Expenses. Selling expenses increased to $106.3 million for the twelve months ended December 31, 2003 as compared to $74.9 million for the pro forma twelve months ended December 31, 2002, an increase of $31.4 million, or 42%, but decreased as a percentage of net sales to 22% during the twelve months ended December 31, 2003 from 25% for the pro forma twelve months ended December 31, 2002. The increase in the dollar amount of selling expenses was due to additional spending on advertising, sales compensation and point of purchase materials. The decrease as a percentage of net sales was primarily due to an increase in the net sales of our retail channel to $313.4 million for the twelve months ended December 31, 2003 as compared to $178.2 million for the pro forma twelve months ended December 31, 2002, an increase of $135.2 million, or 76%. This increase was due primarily to an increase in net sales in our retail channel, as a percentage of total net sales, to 65% of total net sales for the twelve months ended December 31, 2003 as compared to 60% of total net sales for the pro forma twelve months ended December 31, 2002. Our retail channel has lower selling expenses than our other channels on a combined basis and, accordingly, our selling expenses as a percentage of our net sales are affected by the level of our retail sales as a percentage of our total sales.

General and Administrative and Other. General and administrative and other expenses increased to $51.9 million for the twelve months ended December 31, 2003 as compared to $46.4 million for the pro forma twelve months ended December 31, 2002, an increase of $5.5 million, or 12%. The increase was primarily due to stock-based compensation expense and other additional spending on corporate overhead expenses, including information technology and professional services. The decrease as a percentage of sales was due to increased operating leverage from fixed administrative and research and development costs.

Certain stock options granted during the year prior to the initial public offering have exercise prices that are less than the deemed market value of the underlying common stock at the date of grant. We recorded $4.1 million of compensation expense included in General and administrative and other expenses for the twelve months ended December 31, 2003.

Interest Expense, Net. Interest expense, net increased to $20.5 million for the twelve months ended December 31, 2003 as compared to $15.1 million for the pro forma twelve months ended December 31, 2002, an increase of $5.4 million. This increase was due to higher average debt levels and the incurrence of additional debt from the recapitalization in August 2003. In 2003, we entered into an interest rate cap agreement that effectively capped $60.0 million of our floating-rate debt at an interest rate of 5% plus applicable margin through March 2006. We are required under our existing credit agreements to hedge at least $60.0 million of our floating rate senior term debt.

Loss on Debt Extinguishment. Loss on debt extinguishment includes $13.7 million for the twelve months ended December 31, 2003, relating to the write off of deferred financing fees, original issue discount and prepayment penalties as a result of our recapitalization in August 2003.

Income Tax Provision. Our effective income tax rates for the twelve months ended December 31, 2003 and for the pro forma twelve months ended December 31, 2002 differed from the federal statutory rate principally because of the effect of certain foreign tax rate differentials, state and local income taxes, valuation allowances on foreign net operating losses and foreign tax credits. Our effective tax rate for the twelve months ended December 31, 2003 was 39% as compared to 49% for the pro forma twelve months ended December 31, 2002. Our effective tax rate between the twelve month periods has decreased principally as a result of decreasing foreign net operating losses, which are fully reserved, and a decrease in Subpart F income.

Pro Forma Twelve Months Ended December 31, 2002 Compared with Twelve Months Ended December 31, 2001

Net Sales. Net sales were $298.0 million for the pro forma twelve months ended December 31, 2002 as compared to $221.5 million for the twelve months ended December 31, 2001, an increase of $76.5 million, or 35%. The increase in net sales was attributable to growth in Domestic net sales to $165.1 million for the pro forma twelve months ended December 31, 2002, as compared to $113.2 million for the twelve months ended December 31, 2001, an increase of $51.9 million, or 46%, and an increase in International net sales to $132.9 million for the pro forma twelve months ended December 31, 2002, as compared to $108.3 million for the twelve months ended December 31, 2001, an increase of $24.6 million, or 23%. Growth in Domestic net sales was due primarily to an increase in net sales in our retail channel of $41.1 million and an increase in net sales in our direct channel of $7.7 million. Growth in International net sales was due primarily to an increase in net sales in Japan, consisting primarily of pillows, of 51% for combined twelve months ended December 31, 2002, partially offset by the general economic slowdown in Europe over the twelve months ended December 31, 2001.

Cost of Sales. Cost of sales increased to $146.0 million for the pro forma twelve months ended December 31, 2002 as compared to $107.6 million for the twelve months ended December 31, 2001, an increase of $38.4 million, or 36%. The increase was primarily due to increased plant capacity with the addition of our United States manufacturing facility in July 2001. Our cost of sales as a percentage of total net sales increased to 49% for the pro forma twelve months ended December 31, 2002 as compared to 48% for the twelve months ended December 31, 2001, due primarily to the combined inventory step-up of $7.8 million and fixed capacity costs in our United States manufacturing facility, partially offset by a reduction in importation duties to the United States as a result of the commencement of operations at our United States manufacturing facility.

Selling Expenses. Selling expenses increased to $74.9 million for the pro forma twelve months ended December 31, 2002 as compared to $52.1 million for the twelve months ended December 31, 2001, an increase of $22.8 million or 44%, and increased as a percentage of net sales to 25% for the pro forma twelve months ended December 31, 2002 as compared to 24% for the twelve months ended December 31, 2001. The increase was due to additional spending on direct sales advertising, sales compensation, point of purchase materials provided to the indirect channel and market research related to new product development. The increase as a percentage of net sales was primarily due to an increase in use of television advertising.

General and Administrative and Other. General and administrative and other expenses increased to $46.4 million for the pro forma twelve months ended December 31, 2002 as compared to $31.4 million for the twelve months ended December 31, 2001, an increase of $15.0 million, or 48%, and increased as a percentage of net sales to 16% for the pro forma twelve months ended December 31, 2002 as compared to 14% for the twelve months ended December 31, 2001. The increase was due primarily to additional spending on corporate overhead expenses of $0.2 million, including information technology and professional services and an increase in the combined depreciation and amortization of property, plant and equipment and intangible assets of $12.4 million.

Interest Expense, Net. Interest expense, net increased to $15.1 million for the pro forma twelve months ended December 31, 2002 as compared to $6.6 million for the twelve months ended December 31, 2001, an increase of $8.5 million, or 129%. This increase was due to higher average combined debt levels as a result of the recapitalization during the period.

Income Tax Provision. The effective income tax rates in the pro forma twelve months ended December 31, 2002 and twelve months ended December 31, 2001 differed from the federal statutory rate principally because of the effect of certain foreign tax rate differentials, state and local income taxes and foreign tax credits. This lower effective tax rate for the combined twelve months ended December 31, 2002 was 49% compared to 50% in 2001. This higher effective tax rate for combined twelve months ended December 31, 2002 compared to 2001 was primarily due to increased utilization of foreign tax credits and the fact that we no longer amortize goodwill which was previously a non-deductible item for tax purposes.

Liquidity and Capital Resources

Liquidity

At September 30, 2004, we had working capital of $88.5 million including Cash and cash equivalents of $25.2 million, as compared to working capital of $55.0 million including $14.2 million in Cash and cash equivalents as of December 31, 2003. The $33.5 million increase in working capital was driven primarily by an increase in Accounts receivable, net and Cash and cash equivalents. Furniture store sales in the Retail channel are primarily credit sales. Accordingly, as our sales to furniture stores increase as a percentage of our Net sales, we expect that a greater proportion of our Net sales will generate Accounts receivable, and the amounts of our Accounts receivable will increase over time.

Our principal sources of funds are cash flows from operations and borrowings under our United States and European revolving credit facilities. Our principal uses of funds consist of capital expenditures and debt service obligations.

Our cash flow from operations increased to $55.7 million for the nine months ended September 30, 2004 as compared to $41.8 million for the nine months ended September 30, 2003, an increase of $13.9 million, or 33%. This increase in operating cash flows was primarily the result of an increase in Net income during the period of $25.1 million, which was offset by a change in operating items of $11.2 million.

Net cash used in investing activities increased to $22.9 million for the nine months ended September 30, 2004 as compared to $16.5 million for the nine months ended September 30, 2003, an increase of $6.4 million or 39%. Investing activities in the nine months ended September 30, 2004 consisted primarily of our expansion of the European manufacturing facility.

Cash flow used by financing activities decreased to $21.5 million for the nine months ended September 30, 2004 as compared to $24.8 million for the nine months ended September 30, 2003, a decrease of $3.3 million or 13%. This decrease is due primarily to the repayment of our long-term debt and revolving credit facility offset by the use of proceeds from the initial public offering to repay $52.5 million of Senior Subordinated Notes, and a dividend payment to shareholders in 2003.

Capital Expenditures

Capital expenditures totaled $23.0 million for the nine months ended September 30, 2004, of which approximately $2.8 million was related to maintenance of our existing assets, and $17.3 million for the nine months ended September 30, 2003. Capital expenditures were $32.6 million for the year ended December 31, 2003, of which approximately $4.0 million was related to maintenance of our existing assets. We currently expect 2004 capital expenditures to be approximately $47.3 million, including approximately $16.0 million related to the expansion of our European manufacturing facility, approximately $21.0 million related to the expansion of our Duffield, Virginia facility, and approximately $13.0 million related to our new manufacturing facility in Albuquerque, New Mexico. We commenced construction on this facility in September 2004 and currently expect 2005 capital expenditures related to the Albuquerque manufacturing facility to be approximately $25.5 million. This facility is currently expected to require capital expenditures of approximately $90.0 million and to be completed by the end of the third quarter of 2006. This facility will provide additional capacity to meet anticipated future demand.

Debt Service

Senior Credit Facility. On August 26, 2004, we amended and restated our senior secured credit facility (“Senior Credit Facility”). Significant amendments include a 75 basis point reduction in the interest rates applicable to various components of the facilities; a more flexible covenant package, including the elimination of the maximum capital expenditure covenant; the allowance of Industrial Revenue Bond financing for the Albuquerque manufacturing facility; and the elimination of annual excess cash flow sweeps. In addition, borrowing availability is no longer determined based on a borrowing base. The Senior Credit Facility continues to provide for revolving credit facilities in the committed amounts of $20.0 million in the United States and $15.0 million in Europe with an additional $5.0 million working capital line in Europe, and term loans in the aggregate amount of approximately $183.5 million outstanding. The revolving credit facilities continue to mature in 2008 and the term loans continue to mature in 2008 and 2009.

Our Senior Credit Facility provides a total of $243.1 million in financing, consisting of:

•	a $20.0 million United States revolving credit facility;

•	a $9.6 million United States term loan A facility;

•	a $133.7 million United States term loan B facility (the United States revolving credit facility and the United States term loans are collectively referred to herein as the “United States Facility”);

•	a $15.0 million European revolving credit facility;

•	a $5.0 million European working capital line; and

•	a $59.8 million European term loan A facility (the European revolving credit and the European term loan are collectively referred to herein as the “European Facility”).

Our revolving credit facilities and our term loan A facilities mature in 2008 and our term loan B facility matures in 2009.

At September 30, 2004, we had approximately $18.4 million available under our U.S. and European revolving credit facilities. In addition to the availability under the revolving credit facilities, we have $5 million available under the European working capital line.

Subject to exceptions for reinvestment of proceeds, we are required to prepay outstanding loans under our Senior Credit Facility with the net proceeds of certain asset dispositions, condemnation settlements and insurance settlements from casualty losses, issuances of certain equity and a portion of excess cash flow.

We may voluntarily prepay loans or reduce commitments under our Senior Credit Facility, in whole or in part, subject to minimum amounts. If we prepay Eurodollar rate loans other than at the end of an applicable interest period, we will be required to reimburse lenders for their redeployment costs.

Our Senior Credit Facility contains negative and affirmative covenants and requirements affecting us and our domestic and foreign subsidiaries that we create or acquire, with certain exceptions set forth in our Senior Credit facility. Our Senior Credit Facility contains the following negative covenants and restrictions, among others: restrictions on liens, real estate purchases, sale-leaseback transactions, indebtedness, dividends and other restricted payments, guarantees, redemptions, liquidations, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, formation of new subsidiaries, changes in fiscal year, transactions with affiliates, amendments to charter, by-laws and other material documents, hedging agreements and intercompany indebtedness.

Our Senior Credit Facility contains the following affirmative covenants, among others: delivery of financial and other information to the administrative agent, compliance with laws, maintenance of properties, licenses and insurance, access to books and records by the lenders, notice to the administrative agent upon the occurrence of events of default, material litigation and other events, conduct of business and existence, payment of obligations, maintenance of collateral and maintenance of interest rate protection agreements.

Senior Subordinated Notes. In August 2003, Tempur-Pedic International’s indirect, wholly owned subsidiaries, Tempur-Pedic, Inc. and Tempur Production USA, Inc., issued senior subordinated notes in the aggregate principal amount of $150.0 million (“Senior Subordinated Notes”). Those notes will mature on August 15, 2010.

Under the indenture governing the Senior Subordinated Notes, Tempur-Pedic, Inc. and Tempur Production USA, Inc. are permitted to redeem some or all of the Senior Subordinated Notes at any time after August 15, 2007 at specified redemption prices.

If Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur-Pedic International or any of Tempur-Pedic International’s other restricted subsidiaries sell certain assets or experience specific kinds of changes of control, Tempur-Pedic, Inc. and Tempur Production USA, Inc. must offer to repurchase the senior subordinated notes at the prices, plus accrued and unpaid interest, and additional interest, if any, to the date of redemption specified in the indenture.

The indenture governing the Senior Subordinated Notes contains certain negative and affirmative covenants and requirements affecting us and our subsidiaries that we create or acquire. Subject to certain important exceptions and qualifications set forth in the indenture, these covenants limit the ability of Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur-Pedic International and the restricted subsidiaries to incur additional indebtedness, pay dividends or make other distributions, make other restricted payments and investments, create liens, incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments, sell assets, including capital stock of our restricted subsidiaries, merge or consolidate with other entities, and enter into transactions with affiliates.

Initial Public Offering. We raised $87.5 million from the initial public offering of 6,250,000 shares of common stock at a price to the public of $14.00 per share, all of which shares were issued and sold by us. Net proceeds, after deducting underwriting discounts and commissions, of $79.0 million were received by us and invested in short-term, investment-grade, interest-bearing instruments. In connection with the initial public offering, certain of our stockholders also sold 15,312,500 shares of common stock, including 2,812,500 shares pursuant to the underwriters’ exercise in full of their over-allotment option, for net proceeds of $200.4 million. We did not receive any proceeds from the sale of shares by the selling stockholders. We used a portion of the proceeds from the initial public offering to redeem $52.5 million of Senior Subordinated Notes and to repay approximately $18.7 million of indebtedness under our Senior Credit Facility. In conjunction with the January 23, 2004 redemption of the Senior Subordinated Notes, we reflected the $5.4 million redemption premium as a loss on debt extinguishment in the first quarter of 2004. Total offering expenses were approximately $8.6 million.

Future Liquidity Sources

Our primary sources of liquidity are cash flow from operations and borrowings under our revolving credit facilities. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources. As of September 30, 2004, the book value of our debt was $295.9 million, and our Stockholders’ equity was $177.9 million. Our significant debt service obligations could, under certain circumstances, have material consequences to our security holders. Total cash interest payments related to our Senior Credit Facility and our Senior Subordinated Notes are expected to be in excess of approximately $19.2 million annually. The scheduled installments for principal payments on our term loans under our Senior Credit Facility (as currently in effect) total to $1.9 million in 2004, $9.9 million in 2005, $9.9 million in 2006, $14.2 million in 2007, $19.8 million in 2008 and $127.6 million thereafter.

Based upon the current level of operations and anticipated growth, we believe that cash generated from operations and amounts available under our Senior Credit Facility will be adequate to meet our anticipated debt services requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under our Senior Credit Facility or otherwise to enable us to service our indebtedness, including our Senior Credit Facility and our Senior Subordinated Notes, or to make anticipated capital expenditures.

Contractual Obligations

Our contractual obligations and other commercial commitments as of September 30, 2004, prior to the redemption of our Senior Subordinated Notes in January 2004, are summarized below:

	Payment due by period
Contractual Obligations	2004*	2005	2006	2007	2008	2009	After 2009	Total Obligations
($ in millions)
Long-term Debt	$2.1	$10.2	$10.2	$14.5	$20.0	$127.7	$111.2	$295.9
Operating Leases	1.1	3.6	2.5	2.0	1.5	1.4	0.7	12.8

Total	$3.2	$13.8	$12.7	$16.5	$21.5	$129.1	$111.9	$308.7

* Represents commitments for the fourth quarter of 2004.

Impact of Recently Issued Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. On October 10, 2003, the FASB issued Staff Position (FSP) FIN 46-6, “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities” (the FSP). The FSP defers the effective date of FIN 46 for VIEs created or acquired prior to February 1, 2003 until the end of fiscal periods ending after December 15, 2003. The Company adopted the provisions of FIN 46 effective on March 31, 2004 and its adoption did not have an impact on our consolidated financial statements.

Foreign Currency Exposures

Our earnings, as a result of our global operating and financing activities, are exposed to changes in foreign currency exchange rates, which may adversely affect our results of operations and financial position. A sensitivity analysis indicates that if the exchange rate of the United States Dollar to foreign currency at September 30, 2004 increased by 10%, we would incur losses of approximately $0.5 million on foreign currency forward contracts outstanding at September 30, 2004. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged. This calculation assumes that each exchange rate would change in the same direction relative to the United States Dollar.

Within the normal course of business, we use derivative financial instruments principally to manage the exposure to changes in the value of certain foreign currency denominated assets and liabilities of our Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged. Gains and losses on these contracts generally offset losses and gains on our foreign currency receivables and foreign currency debt. We do not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor do we hedge exposure related to anticipated transactions.

We do not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked-to-market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings. Our currency forward contracts are denominated in United States Dollars, British Pound Sterling and Japanese Yen, each against the Danish Krone.

Interest Rate Risk

We are exposed to changes in interest rates. All of our indebtedness under our Senior Credit Facility is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and therefore, our future earnings and cash flows, assuming other factors are held constant. On September 30, 2004, we had variable rate debt of approximately $196.5 million. Holding other variables constant including levels of indebtedness, a one hundred basis point increase in interest rates on our variable rate debt would have an estimated impact on income before income taxes for the next year of approximately $2.0 million. We are required under the terms of our Senior Credit Facility, to have at least $60.0 million of our total indebtedness subject to either a fixed interest rate or interest rate protection for a period of not less than three years within 60 days from the date of the closing of the recapitalization.

In January 2003, we paid a premium to purchase two three-year interest rate caps for the purpose of protecting $60.0 million of the existing variable interest rate debt outstanding, at any given time, against LIBOR rates rising above 5%. Under the terms of the interest rate caps, we have paid a premium to receive payments based on the difference between 3-month LIBOR and 5% during any period in which the 3-month LIBOR rate exceeds 5%. The interest rate caps settle on the last day of March, June, September and December until expiration.

As a result of entering into the interest rate caps, we have mitigated our exposure to interest rate fluctuations above the predetermined level. As the interest payments on long-term debt are based on 3-month LIBOR and we receive a payment based on the difference between the set ceiling (5%) and 3-month LIBOR from the interest rate cap counter-party, we have eliminated any impact to rising interest rates above the stated ceiling, for an amount equal to $60.0 million of our total debt outstanding.

The fair value carrying amount of these instruments was $0.2 million at September 30, 2004 and $0.7 million at December 31, 2003, which is recorded as follows:

	September 30, 2004	December 31, 2003
	(unaudited)
($ in millions)
Foreign exchange receivable	$0.2	$0.5
Interest rate caps	—	0.2

Total	$0.2	$0.7

BUSINESS

General

We are a rapidly growing and market leading, vertically-integrated manufacturer, marketer and distributor of premium visco-elastic mattresses and pillows that we sell globally in 60 countries primarily under the Tempur® and Tempur-Pedic® brands. We believe our premium mattresses and pillows are more comfortable than standard bedding products because our proprietary visco-elastic pressure-relieving material is temperature sensitive, has a high density and conforms to the body to therapeutically align the neck and spine, thus reducing neck and lower back pain, two of the most common complaints about other sleep surfaces. In the most recent survey of mattresses published by Consumers Digest in April 2003, one of our mattresses was named among the eight “best buys” of the mattress industry in the applicable price range. In October 2004, one of our pillows was named by Consumers Digest among the “best buys” in the industry. In September 2004, we were added to the list of “approved” products by Good Housekeeping magazine, which earned us the privilege to display the Good Housekeeping Seal across our entire line of mattresses. Consumer surveys commissioned on our behalf in recent years have indicated that our products achieve satisfaction ratings generally ranging from 80% to 92%. In the three years ended December 31, 2003, our total net sales grew at a compound annual rate of approximately 47%, and for the nine months ended September 30, 2004, we had total net sales of $486.5 million, which represented a 42% increase in net sales as compared to the nine months ended September 30, 2003.

While most standard mattress companies offer pricing discounts through a single channel, we sell our premium mattresses and pillows through multiple channels at full prices. We sell our products through four distribution channels: retail (furniture and specialty stores, as well as department stores internationally); direct (direct response and internet); healthcare (chiropractors, medical retailers, hospitals and other healthcare channels); and third party distributors. In the United States, we sell a majority of our mattresses and pillows through furniture and specialty retailers. Our direct response business generates product sales and enhances awareness of our brand. International sales account for approximately 37% of our total net sales, with the United Kingdom, Germany, France, Spain and Japan representing our largest markets. Internationally, in addition to sales through our retail channel, we sell a significant amount of our products through the healthcare channel and third party distributors.

Market Opportunity

Global Mattress Market

The International Sleep Products Association (ISPA) estimates that the United States wholesale market for mattresses and foundations in 2003 was approximately $5.0 billion. We believe the international mattress market is generally the same size as the domestic mattress market. The international market consists primarily of sales in Canada and Europe. According to ISPA, from 1991 to 2003, mattress units sales grew in the United States at an average of approximately 500,000 units annually, with 22.0 million mattress units sold in the United States in 2003, although sales decreased during the 2000 to 2002 period. We believe a similar number of mattress units were sold outside the United States in 2003. ISPA further estimates that approximately 20% of those mattress units were sold at retail price points greater than $1,000, which is the premium segment of the market we target and which we believe is the fastest growing segment in the industry.

Most standard mattresses are made using innersprings and most innerspring mattresses are sold for under $1,000, primarily through retail furniture and bedding stores. Alternatives to standard and premium innerspring mattresses include visco-elastic foam mattresses, airbeds and waterbeds. Four large manufacturers (Sealy Corporation, Serta, Inc., Simmons Company and The Spring Air Company) dominate the standard innerspring mattress market in the United States, accounting for approximately 61% of wholesale mattress sales in 2001 according to Furniture/Today, a trade publication. The balance of the United States wholesale mattress market is fragmented, with a large number of other manufacturers, many of which operate primarily on a regional basis. Standard innerspring mattresses represent approximately 80% of the overall mattress market in the United States.

The medical community is also a large consumer of mattresses to furnish hospitals and nursing homes. In the United States, there are approximately 15,400 nursing homes and 5,000 hospitals with a collective bed count in excess of 2.7 million. Medical facilities typically purchase twin mattresses with standard operating functions such as adjustable height and mechanisms to turn patients to prevent pressure ulcers (or bedsores). We believe that as the United States population ages, the healthcare market for mattresses will continue to grow.

Global Pillow Market

Based on our market research, we estimate that the United States retail market for pillows is approximately $1.1 billion. The United States pillow market has a traditional and specialty segment. Traditional pillows are generally made of low cost foam or feathers, other than down. Specialty pillows include all alternatives to traditional pillows, including visco-elastic foam, sponge rubber and down. We believe the international pillow market is generally the same size as the domestic pillow market.

Our Market Position

We are the leading global manufacturer, marketer and distributor of premium visco-elastic mattresses and pillows with an estimated 70% market share in 2003 in both the United States and globally. We believe consumer demand for our premium products in the United States is driven primarily by increased housing and home furnishing purchases by the baby boom generation; significant growth in our core demographic market as the baby boom generation ages; increased awareness of the health benefits of a better quality mattress; and the shifting consumer preference from firmness to comfort. Our net sales of mattresses, including overlays, have increased from $116.8 million in 2001 to $268.2 million for the twelve months ended December 31, 2003 (a 51% compound annual growth rate), and net sales of pillows have increased from $75.3 million in 2001 to $132.8 million for the twelve months ended December 31, 2003 (a 33% compound annual growth rate). As consumers continue to prefer alternatives to standard innerspring mattresses, our products become more widely available and our brand gains broader consumer recognition, we expect that our premium products will continue to attract sales away from the standard mattress market.

Competitive Strengths

We believe we are well-positioned for continued growth in our target markets, and that the following competitive strengths differentiate us from our competitors:

Superior Product Offering. Our proprietary visco-elastic mattresses and pillows contour to the body more naturally and provide better spinal alignment, reduced pressure points, greater relief of lower back and neck pain, and better sleep quality than traditional bedding products. We believe the benefits of our products have become widely recognized, as evidenced by the more than 25,000 healthcare professionals who recommend our products, and the approval of one or more of our products for purchase or reimbursement by the government healthcare agencies in several European countries. Consumer surveys commissioned on our behalf in recent years indicate that our products achieve satisfaction ratings generally ranging from 80% to 92%. Net sales of our mattresses, including overlays, have increased from $116.8 million in 2001 to $268.2 million in 2003 to $306.1 million for the nine months ended September 30, 2004, and net sales of our pillows have increased from $75.3 million in 2001 to $132.8 million in 2003 and to $100.3 million for the nine months ended September 30, 2004. Further, we continue to leverage our unique and proprietary manufacturing process to develop new products and refine existing products to meet the changing demands and preferences of consumers. Our innovative products distinguish us from the major manufacturers of standard innerspring mattresses and traditional pillows in the United States, which we believe offer generally similar products and must compete primarily on price.

Increasing Global Brand Awareness. We believe consumers in the United States and internationally increasingly associate our brand name with premium quality products that enable better overall sleep. We sell our products in 60 countries primarily under the Tempur® and Tempur-Pedic® brands. Our Tempur brand has been in existence since 1991 and its global awareness is reinforced by our high level of customer satisfaction. In the most recent survey of mattresses published by Consumers Digest in April 2003, one of our mattresses was named among the eight “best buys” of the mattress industry in the applicable price range. In October 2004, one of our pillows was named by Consumers Digest among the “best buys” in the industry. In September 2004, we were added to the list of “approved” products by Good Housekeeping magazine, which earned us the privilege to display the Good Housekeeping Seal across our entire line of mattresses. In addition, we believe our direct response business and associated multi-channel advertising in our domestic and international markets have enhanced awareness of our brand.

Diversified Product Offerings Sold Globally Through Multiple Distribution Channels. Our diversified product offerings include mattresses, pillows and other products, primarily adjustable beds, which we sell through multiple distribution channels including retail, direct, healthcare and third party distributor channels. For the nine months ended September 30, 2004, mattress, pillow and other product sales, primarily adjustable beds, represented 63%, 21% and 16%, respectively, of our net sales. For the nine months ended September 30, 2004, our retail channel represented 71% of our net sales, with our direct, healthcare and third party distributor channels representing 15%, 7% and 7%, respectively. Domestic and International operations generated 63% and 37%, respectively, of net sales for the nine months ended September 30, 2004.

Strong Financial Performance. Our business generates significant free cash flow due to the combination of our rapidly growing revenues, strong gross and operating margins, low maintenance capital expenditure and working capital requirements, and limited corporate overhead. Further, our vertically-integrated operations generated an average of approximately $470,000 in net sales per employee in 2003, which we believe is more than 2 times the average for three of the major bedding manufacturers in the United States. For the year ended December 31, 2003, our gross margin and net income margin exceeded 53% and 8%, respectively, on net sales of $479.1 million, and for the nine months ended September 30, 2004, our gross margin and net income margin exceeded 53% and 11%, respectively, on net sales of $486.5 million. In addition, capital expenditures were $32.6 million for the year ended December 31, 2003, of which approximately $4.0 million was related to the maintenance of our existing assets. Capital expenditures were $23.0 million for the nine months ended September 30, 2004, of which approximately $2.8 million was related to the maintenance of our existing assets.

Significant Growth Opportunities. We believe we have significant growth opportunities because we have penetrated only a small percentage of our addressable market. For example, we currently sell our products in approximately 3,900 furniture retail stores in the United States, out of a total of approximately 9,000 stores we have identified as appropriate targets. Similarly, we currently sell our products in approximately 3,500 furniture retail stores outside the United States, out of a total of approximately 7,000 stores we have identified as appropriate targets. Furthermore, we have recently begun to expand our direct response business in our European markets, based on our similar, successful initiatives in the United States and in the United Kingdom, to reach a greater number of consumers and increase our brand awareness. In addition, we currently supply only a small percentage of the approximately 15,400 nursing homes and 5,000 hospitals in the United States (with a collective bed count in excess of 2.7 million).

Management Team with Proven Track Record. Since launching our United States operations in 1992, Robert B. Trussell, Jr. has helped grow our company from its early stages into a global business with $486.5 million in total net sales for the nine months ended September 30, 2004. Furthermore, Mr. Trussell has assembled a highly experienced management team with significant sales, marketing, consumer products, manufacturing, accounting and treasury expertise. Since 2001, our management team has:

•	further penetrated the United States market, with net sales in our Domestic segment growing from $113.2 million for our predecessor company for the year ended December 31, 2001 to $304.3 million in net sales for the nine months ended September 30, 2004;

•	achieved a compound annual sales growth rate of 47% from $221.5 million for our predecessor company for the year ended December 31, 2001 to $479.1 million for the year ended December 31, 2003 and to $486.5 million for the nine months ended September 30, 2004;

•	expanded our market share in the premium segment of the global mattress industry;

•	improved operating margins;

•	successfully developed and constructed a manufacturing facility in the United States; and

•	improved the efficiency of our product distribution network.

As of November 16, 2004, the management team and certain key employees own approximately 7.8% of our common equity on a fully-diluted basis, after giving effect to the vesting of all outstanding options.

Our Strategy

Our goal is to become the global, market leading manufacturer, marketer and distributor of premium mattresses and pillows by pursuing the following key initiatives:

Maintain Focus on Core Products. We are the leading provider of visco-elastic mattresses and pillows, which we sell at attractive margins. We utilize a vertically-integrated, proprietary process to manufacture a comfortable, durable and high quality visco-elastic pressure-relieving material. Although this material could be used in a number of different products, we are currently committed to maintaining our focus primarily on premium mattresses and pillows. We also plan to lead the industry in product innovation and sleep expertise by continuing to develop and market mattress and pillow products that enable better overall sleep and personalized comfort. For example, we recently launched two new pillow products and are currently test marketing a new mattress tailored for the Japanese market’s unique needs, which we plan to launch in the fourth quarter of 2004. This strategy has contributed to significant growth in net sales of both mattresses (51% compound annual growth rate) and pillows (33% compound annual growth rate) from 2001 to 2003. We believe our focused sales, marketing and product strategies will enable us to increase market share in the premium market, while maintaining our margins and our ability to generate free cash flow.

Continue to Build Global Brand Awareness. We plan to continue to invest in increasing our global brand awareness through targeted marketing and advertising campaigns that further associate our brand name with better overall sleep and premium quality products. We estimate that our current advertising campaign yields 3.6 billion consumer “impressions” per month via television, radio, magazines and newspapers. Our high level of customer satisfaction further drives brand awareness through “word-of-mouth” marketing. Consumer surveys commissioned on our behalf in recent years indicate that our products achieve satisfaction ratings generally ranging from 80% to 92%.

Further Penetrate U.S. Retail Channel. In the United States, the retail sales division is our largest sales division. Of the estimated 33,000 retail stores in the United States selling mattresses, we have established a target market of over 9,000 potential stores. Since the beginning of the year, we have added approximately 1,200 furniture retailers to our base in the United States. We now sell our products in approximately 3,900 such stores as well as approximately 1,500 specialty retail stores in the United States. We plan to build and maintain our base of furniture retailers and specialty retailers. We target retail stores that have significant sales volumes, experience marketing premium products and a corporate image that is consistent with our efforts to further build our brand awareness. In order to continue to penetrate this channel, we have increased our salesforce and have increased the number of personnel who train retail salespersons to sell our products more effectively. We believe we are able to more effectively attract and retain retailers because our premium products provide retailers with higher per unit profits than standard innerspring products.

Continue to Expand Internationally. We plan to increase international sales growth by further penetrating each of our existing distribution channels. We plan to expand our direct response business, which has increased both sales and brand awareness in the United States. We have already successfully introduced this program to the United Kingdom, and we intend to expand this program to our operations elsewhere in Europe and in Asia. In addition, we are focused on managing our third party distributors, including hiring regional sales managers, establishing training programs and expanding distribution. We will continue to promote our operations in Japan, which now represents a significant portion of our international business. In addition, we intend to further enhance sales growth in our retail channel by attracting new retailers that meet our criteria and by expanding sales within our existing customers’ retail stores through the introduction of new mattress and pillow products tailored for specific markets, continued investment in our brand and ongoing sales and product training and education.

Increase Growth Capacity. We intend to continue to invest in our operating infrastructure to meet the requirements of our rapidly growing business. Currently, we manufacture our products in two highly automated, vertically-integrated facilities located in Aarup, Denmark and Duffield, Virginia. Over the past three years, we have invested more than $50.0 million to upgrade and expand these facilities. To accommodate our anticipated growth, we plan to invest an additional $75.0 to $100.0 million to increase productivity and expand manufacturing capacity during the next several years, including the development and construction of an additional manufacturing facility in Albuquerque, New Mexico. We commenced construction of the New Mexico manufacturing facility in September 2004 and expect to complete construction before the end of the third quarter of 2006. We also plan to continue to enhance our internal information technology systems and our product distribution network, as well as augment our personnel in management sales, marketing and customer service.

Our Products

Our proprietary visco-elastic mattresses and pillows contour to the body more naturally and enable better spinal alignment, reduced pressure points, greater relief of lower back and neck pain and better quality sleep compared to standard innerspring products and traditional pillows.

Our high-quality, high-density, temperature-sensitive visco-elastic pressure-relieving material distinguishes our products from other products in the marketplace. Visco-elastic pressure-relieving material was originally developed by NASA in 1971 in an effort to relieve astronauts of the g-forces experienced during lift-off, and NASA subsequently made this formula publicly available. The NASA visco-elastic pressure-relieving material originally proved unstable for commercial use. However, after several years of research and development, we succeeded in developing a proprietary formulation and proprietary process to manufacture a stable, durable and commercially viable product. The key feature of our visco-elastic pressure-relieving material is its temperature sensitivity. It conforms to the body, becoming softer in warmer areas where the body is making the most contact with the visco-elastic pressure-relieving material and remaining firmer in cooler areas where less body contact is being made. As the material molds to the body’s shape, the body is supported in the correct anatomical position with the neck and spine in complete therapeutic alignment. The visco-elastic pressure-relieving material also has higher density than other materials, resulting in improved durability and enhanced comfort. In addition, clinical evidence indicates that our products are both effective and cost efficient for the prevention and treatment of decubitis, or bed sores, a major problem for elderly and bed-ridden patients.

Our core product offerings as of September 30, 2004 are:

Mattresses	Summary Description	Suggested U.S. Retail Price
Classic	• Composed of a patented multi-layered, heat sensitive, visco-elastic pressure-relieving material on top of a 4.5” high resiliency visco-elastic base (Airflow System™)	$999-$1,699

• Molds to the exact body shape of the user to evenly distribute weight and eliminate pressure points

• Recommended by over 25,000 healthcare professionals

Deluxe	• Composed of a patented multi-layered, heat sensitive, visco-elastic pressure-relieving material on top of two 3” high resiliency visco-elastic layers (Dual Airflow System™)	$1,249-$2,099

• Molds to the exact body shape of the user to evenly distribute weight and eliminate pressure points

• Specially designed to fit on platform frames

CelebrityBed	• Our highest profile bed, with a total height of 13”	$1,999-$2,999

•      Composed of a patented multi-layered, heat sensitive, visco-elastic pressure-relieving material on top of two 3” high resiliency visco-elastic layers (Dual Airflow System™), together with a pillowtop layer of six individual comfort sheets filling a specially designed cover

• Molds to the exact body shape of the user to evenly distribute weight and eliminate pressure points

Medical	• Designed to provide high level therapeutic pressure management for institutional and homecare providers	$999

• Proven to help prevent and treat pressure ulcers (bed sores)

• Features waterproof cover

Overlays	• Provides therapeutic, pressure-relieving support	$500-$950

• Ideally suited for camping, recreational vehicles and overnight guests

• Available in most standard sizes
Pillows

Comfort	• “Micro-cushions” fill a specially designed cover	$125

• Provides plush and pressure-relieving comfort in a luxurious, traditional pillow style

Cervical	• Therapeutic, dual-lobed design provides proper neck/ spine alignment	$70-$165

• Available in a variety of sizes

Millennium	• Patented design provides proper neck alignment and therapeutic support for sleeping on back or side	$99-$125

Body	• Thousands of independent TEMPUR® micro-cushions inside	$150

• These cushions shift as the temperature-sensitive material molds to your body

Pillows	Summary Description	Suggested U.S. Retail Price
Supreme	• Ultra-soft layer of TEMPUR® pressure-relieving material quilted into the pillow cover; beneath this layer, thousands of TEMPUR® micro-cushions provide softness and pressure-relieving support	$160

	• Dual sensitivity cover with a cool satin side and a warmer, softer cotton side
Other

Adjustable Beds	• Highest quality and most advanced adjustable bed available	$1,300-$2,800

	• Mattress easily molds to shape of base to stay in place and perform better than other mattresses

Following completion of consumer testing, we also expect to launch a futon mattress product in the Japanese market late in the fourth quarter of 2004.

Marketing and Sales

We are the leading global manufacturer, marketer and distributor of premium visco-elastic pressure-relieving mattresses and pillows. While primarily a wholesaler, we market directly to consumers in the United States and the United Kingdom and have recently begun to expand similar programs in Europe. Our marketing strategy is to increase consumer awareness of the benefits of our visco-elastic products and to further associate our brand name with better overall sleep and premium quality products. We position our products as high-end, high-tech, functional and unique products, which we sell at full retail prices.

We have four distribution channels: retail, direct, healthcare and third party.

Channel	Summary Description	2003 Net Sales % Mix
		U.S.	Non-U.S.
Retail	• This channel is our fastest growing sales channel and is driven by a sales team dedicated to introducing our products to traditional furniture and bedding retailers. We work with and target furniture retailers, sleep shops, specialty back and gift stores, home stores and international department stores.	68%	62%

Direct	• This channel sells products directly to consumers through our call center operations in the United States and Europe. Advertising channels include television, magazines, radio and newspapers.	27%	6%

Healthcare	• We sell to chiropractors, physical therapists, massage therapists, sleep clinics, other medical professionals and medical retailers that could utilize our products to treat patients or recommend and/or sell them to their clients. In addition, we work closely with hospitals, nursing homes, and medical equipment providers to place our products in facilities where they will receive general public use.	3%	17%

Third Party Distributors	• We have successfully expanded distribution into smaller international markets by utilizing third party distributors. Our approach to these developing markets has allowed us to build sales, marketing and brand awareness with minimal capital risk.	2%	15%

Retail

We are currently positioned in approximately 7,400 furniture stores worldwide. In the United States, the largest sales division is the retail sales division, which currently sells to approximately 1,500 specialty retail and approximately 3,900 furniture stores. We plan to build and maintain our base of specialty retail stores. In addition, since 2000, we have prioritized expanding our products into more traditional furniture stores in both the United States and Europe. We now sell our products in approximately 3,500 such stores in Europe and approximately 3,900 in the United States.

As of September 30, 2004, we had approximately 240 employees in our worldwide retail sales force, including regional sales managers, trainers, sales representatives and regional vice presidents. Our sales force develops this channel through identifying and contacting potential targets, trade publication advertising, presentations at trade shows and referrals. Our sales force seeks to convince potential accounts to stock our products based on our superior product offerings, strong brand awareness and attractive margins. As part of our marketing and sales effort in the United States, our trainers train in-store personnel in our products and their benefits in order to make the in-store personnel more effective sellers of our products, and we often provide mattresses and pillows to these in-store personnel so that they become personally familiar with the benefits of our products.

Direct

Our direct response marketing in the United States and United Kingdom targets customers through television, radio, magazine and newspaper product offering advertisements. Sales from this division in the United States have grown from $7.0 million in 1997 to $75.0 million in 2003 and $61.7 million for the nine months ended September 30, 2004. During the same periods in the United Kingdom, direct sales increased from $1.0 million to $11.9 million and $10.6 million, respectively. Growth in direct response is primarily a function of advertising, which we intend to increase over the next three years. We have recently introduced a direct response program in certain European markets to replicate the success achieved in the United States and the United Kingdom. Most direct response sales orders are taken through responding to in-bound telephone calls, although some orders are also accepted through the internet. We will seek to increase the portion of direct sales orders taken over the internet in order to make our direct sales process more efficient.

As of September 30, 2004, we had approximately 94 employees in our worldwide direct response sales force.

Healthcare

Our healthcare sales division offers medical mattresses, pillows and wheelchair cushions to the worldwide medical market. The structure of our healthcare business varies according to the local market. Within our healthcare channel, approximately 25,000 healthcare professionals worldwide recommend and/or sell our products to their patients; medical retailers, including pharmacists; and hospitals and nursing homes. Our principal markets in this channel are in the United States and in Europe, in Germany, Sweden, Norway and Spain. In each of our local markets, we operate our healthcare business on a local basis with direct sales forces and telemarketing programs. As of September 30, 2004, we had approximately 44 employees in our healthcare channel worldwide.

Our healthcare sales division in the United States, which we refer to as Tempur Medical, began primarily through indirect sales of our mattresses and pillows through a network of medical professionals, and has grown to include direct sales to hospitals, nursing homes and medical retailers. In 2001, we developed a joint initiative with Swiss-American Products, Inc., a wound care management company in the nursing home market, to address the use of our products to help prevent and treat pressure ulcers (or bed sores). We believe that this is a large potential market for our products, including approximately 15,400 nursing homes and 5,000 hospitals in the United States (with a collective bed count in excess of 2.7 million beds), and that this market should expand over time as the baby boom generation ages. We now sell products to five major nursing home chains, which operate a total of more than 85 facilities. We believe this program can be expanded to aid nursing homes across the United States, which currently face sizeable lawsuits regarding damages resulting from bed sores. Our products can help prevent these injuries and the subsequent lawsuits against nursing homes, thus helping both the patient and caregiver.

As part of our marketing to the healthcare channel, we offer the Tempur Ultimate Skin Management Program, under which we provide a $250,000 indemnity reimbursement for pressure ulcer claims for nursing home facilities in compliance with the program. If a facility is in complete compliance with the program, but nevertheless becomes liable for a pressure sore claim, we will pay up to $250,000. To date, we have never had a claim, and we have insurance to mitigate our risk with respect to this indemnity.

Third Party

We have entered into written and verbal arrangements with third party distributors located in Eastern Europe, Asia/Pacific, the Middle East, Central and South America and Canada and Mexico. We utilize third party distributors to serve markets that are currently outside the range of our wholly-owned subsidiaries, which has enabled us to reach new markets with minimal capital investment. We have recently made an additional investment in personnel to manage and grow this important form of product distribution, and have restructured our organization to better track and manage our third party distribution arrangements.

Operations

Manufacturing and Related Technology

Our products are manufactured at plants in Aarup, Denmark and Duffield, Virginia, both of which we own. Much of the sewing and production of mattress and pillow covers is outsourced to third party suppliers.

The Danish plant has undergone several major plant expansions in the past five years, including an $18.4 million facility expansion in 2004. As a result of this expansion, the Danish plant is now approximately 517,000 square feet, and has increased its mattress production capacity by more than fifty percent. The opening of the Virginia plant in 2001 has also provided needed capacity while reducing working capital. In February 2004, we completed the $21.0 million expansion of our Virginia plant, which is now approximately 540,000 square feet.

In order to continue to increase productivity and expand our manufacturing capacity, we began construction in September 2004 on a third manufacturing facility which will be located in Albuquerque, New Mexico. This $90.0 million, 750,000 square foot state-of-the-art mattress manufacturing plant will meet demand for our products primarily within the western United States as well as Mexico and South America.

Our visco-elastic pressure-relieving material is a polyurethane product manufactured from polyol and proprietary additives. We limit the number of individuals who know or have access to the exact formula and manufacturing processes to make the visco-elastic pressure-relieving material. Our manufacturing process begins with the material used to make the visco-elastic product being mixed and poured into molds for pillows or formed into slabs for mattresses. For mattresses, the visco-elastic pressure-relieving material is then cut into appropriate sizes which are laminated before covering and shipping.

Suppliers

We currently obtain all of the materials used to produce our visco-elastic pressure-relieving material from outside sources. We currently acquire almost all our polyol, an industrial commodity based on petroleum, from two suppliers with a number of manufacturing locations around the world. We purchase proprietary additives from a number of vendors, including one from whom we are obligated to purchase minimum quantities. We expect to continue these supplier relationships for the foreseeable future. We do not consider ourselves dependent upon any single outside vendor as a source of raw materials and believe that sufficient alternative sources of supply for the same or similar raw materials are available.

Distribution

We recently launched two key supply chain initiatives developed to improve the overall efficiency of our product distribution network. We believe these initiatives will optimize management of our inventories throughout our network, enable us to meet or exceed our targeted delivery goals and enhance our customer service levels.

The first initiative is the design and implementation of a $1.6 million warehouse management system. This system provides network-wide scan, bar code and electronic processing capabilities for receipt, movement and shipment transactions for all distribution center activities. Additionally, we redesigned our distribution network by implementing a two-tier network structure. The first tier consists of four regional distribution centers. These regional centers provide inventories that service both our high volume retail customers and replenish our second tier distribution centers. The second tier consists of 16 home delivery service centers located throughout the United States, which are replenished as required with custom assembled truckloads of product that meet location-specific demand requirements. We use third party delivery services to transport our products from our distribution centers to our customers.

Research and Development

We continuously seek to improve our products’ performance and benefits. Through consumer surveys and consumer focus groups, we seek feedback on a regular basis to help enhance our products. Since the introduction of our first product in 1991, we have continued to improve and expand our product line, including new mattresses and pillows for all channels. We have invested $2.0 million, including $1.2 million in 2004, in a new Research and Development center located in Duffield, Virginia designed to facilitate detailed product testing and analysis utilizing state-of-the-art technology. In addition to our research and development efforts, we also devote significant efforts to product development as part of our sales and marketing operations. We intend to increase our spending on research and development efforts in order to continue providing superior and innovative mattress and pillow products to our target markets, as well as develop new consumer products using our proprietary visco-elastic foam.

Competition

The mattress and pillow industries are highly competitive. Participants in the mattress and pillow industries have traditionally competed primarily based on price. Our premium mattresses compete with a number of different types of premium and standard mattress alternatives, including innerspring mattresses, foam mattresses, waterbeds, futons, air beds and other air-supported mattresses that are sold through a variety of channels, including furniture stores, specialty bedding stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs. The pillow industry is characterized by a large number of competitors, none of which is dominant.

The standard mattress market is dominated by four large manufacturers of innerspring mattresses with nationally recognized brand names, Sealy, Serta, Simmons and Spring Air. These four competitors also offer premium innerspring mattresses and collectively have a significant share of the premium mattress market in the United States. Select Comfort Corporation competes in the premium specialty mattress market and focuses on the air mattress market segment. The balance of the mattress market is served by a large number of other manufacturers, primarily operating on a regional basis. Many of these competitors and, in particular, the four largest manufacturers named above, have greater financial, marketing and manufacturing resources and better brand name recognition than our products and sell their products through broader and more established distribution channels. A number of our competitors have begun to offer mattress products similar to our products.

Intellectual Property

We hold various United States and foreign patents and patent applications regarding certain elements of the design and function of our products, including our Combi and Deluxe mattress products, and our Millennium, Comfort and Leg-Spacer pillow products, among others. We have ten issued United States patents, expiring at various points between 2013 and 2021, and nine United States patent applications pending. We also hold approximately thirty-four foreign patents and have approximately seventeen foreign patent applications pending. Notwithstanding these patents and patent applications, we cannot assure you that these patent rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with our products. In addition, the principal product formula and manufacturing processes for our visco-elastic products are not patented. To our knowledge, no third party has asserted a claim against us alleging that any element of our product infringes or otherwise violates any intellectual property rights of any third party.

We hold approximately 100 trademark registrations worldwide, which we believe have significant value and are important to the marketing of our products to retailers. TEMPUR® and Tempur-Pedic® are trademarks registered with the United States Patent and Trademark Office. We have a number of other registered marks, including “The Celebritybed by Tempur-Pedic™”, Swedish Sleep System® and Tempur-Med®, and our Tempur-Pedic logo is registered. In addition, we have United States applications pending for additional marks. Several of our trademarks have been registered, or are the subject of pending applications, in various foreign countries. Each United States trademark registration is renewable indefinitely as long as the mark remains in use. We periodically review our portfolio of patents, patent applications, trademarks, trademark registrations and trademark registration applications, as well as our business plans, to determine whether our intellectual property portfolio is appropriately aligned with our business. Accordingly, we sometimes permit certain intellectual property to lapse or go abandoned under appropriate circumstances. In addition, due to the uncertainties inherent in prosecuting patent applications and trademark registration applications, sometimes patent applications and trademark applications are rejected and we subsequently abandon them. In other circumstances, applications are allowed and either issue as patents or are registered. We are not aware of any material claims of infringement or other challenges asserted against our right to use these marks.

Governmental Regulation

Our operations are subject to state, local and foreign consumer protection and other regulations relating to the mattress and pillow industry. These regulations vary among the states and countries in which we do business. The regulations generally impose requirements as to the proper labeling of bedding merchandise, restrictions regarding the identification of merchandise as “new” or otherwise, controls as to hygiene and other aspects of product handling and sale and penalties for violations.

The U.S. Consumer Product Safety Commission and various state regulatory agencies are considering new rules relating to fire retardancy standards for the mattress and pillow industry. The State of California has recently adopted new fire retardancy standards to become effective in 2005. We have developed product solutions that we believe will allow us to meet the new standards, and we plan to implement these solutions in 2005. We expect that the required product modifications will add cost to our product. Many foreign jurisdictions also regulate fire retardancy standards, and changes to these standards and changes in our products that require compliance with additional standards would raise similar risks.

Information Systems

We use technology to support our business and reduce operating costs, enhance our customer service and provide real-time information to manage our business. We use technology platforms from market leaders such as Microsoft, Oracle and Hyperion to run both packaged applications and internally developed systems. We have purchased upgraded replacements for the majority of our technology infrastructure over the past several years as equipment has come off of lease. Our major systems include manufacturing resource planning, direct marketing and customer service in-bound/out-bound telemarketing systems, e-commerce systems, retail partners support systems, Oracle ERP and Hyperion financial reporting systems.

The retail, direct marketing, customer service, and e-commerce applications are interfaced together to provide a fully integrated view of our customers and their activities across sales channels. Our Oracle based ERP applications include modules in support of our finance and distribution operations. We recently upgraded our Oracle applications to the 11i version to provide significantly more flexibility, functionality and productivity cost savings. Our Microsoft-based manufacturing systems provide integrated resource planning and cost accounting applications to provide support for our manufacturing operations.

We use our own employees, supplemented by consultants and contractors, to deliver and maintain our technology systems and assets. Outsourcing is occasionally used for cost effectiveness or strategic reasons. We have a disaster recovery plan in place.

Facilities

We operate in 60 countries and have wholly-owned subsidiaries in fifteen countries, including our wholly-owned subsidiaries that own our manufacturing facilities in Denmark and Virginia. The following table sets forth certain information regarding our principal facilities at September 30, 2004.

Name/Location	Approximate Square Footage	Title	Type of Facility
Tempur Production USA, Inc. Duffield, Virginia	540,000	Owned	Manufacturing

Dan-Foam ApS Aarup, Denmark	517,000	Owned	Manufacturing

Tempur-Pedic, Inc. Lexington, Kentucky	72,000	Leased (until 2009)	Office and Warehouse

Tempur UK Ltd. Tempur House Middlesex, UB3 1BE, United Kingdom	56,650	Leased (until 2010 with a cancellation option in 2007)	Office and Warehouse

Tempur Deutschland GmbH Steinhagen, Germany	121,277	Owned	Office and Warehouse

We also have small distribution facilities in 16 locations in 15 countries under leases with one to ten year terms.

Employees

As of September 30, 2004, we had approximately 1,200 employees, with approximately 535 in the United States, 285 in Denmark and 380 in the rest of the world. As of September 30, 2004, we had approximately 425 employees in sales and marketing, 490 employees in manufacturing, 215 employees in general and administrative, 55 employees in warehouse operations, and 15 employees in research and development, and a number of part-time employees. Our employees in Denmark are under a government labor union contract. None of our United States employees are covered by a collective bargaining agreement. We believe our relations with our employees are generally good.

Legal Proceedings

We are involved in various legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on our business, financial condition, liquidity or operating results.

MANAGEMENT

Tempur-Pedic International Inc.’s executive officers and directors and their ages as of September 30, 2004 are as follows:

Name	Age	Position
Robert B. Trussell, Jr.	53	President, Chief Executive Officer and Director
H. Thomas Bryant	57	Executive Vice President and President of North American Operations
David Montgomery	43	Executive Vice President and President of International Operations
Dale E. Williams	41	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
David C. Fogg	45	Senior Vice President of Tempur-Pedic International and President of Tempur-Pedic, Inc. Retail Division.
Jeffrey B. Johnson	39	Vice President, Corporate Controller, Chief Accounting Officer and Assistant Secretary
P. Andrews McLane	57	Chairman and Director
Jeffrey S. Barber	31	Director
Tully M. Friedman	62	Director
Christopher A. Masto	37	Director
Francis A. Doyle	56	Director
Nancy F. Koehn	45	Director
Sir Paul R. Judge	55	Director

The present principal occupations and recent employment history of each of our executive officers and directors listed above is as follows:

Executive Officers

Robert B. Trussell, Jr. is the President and Chief Executive Officer of Tempur-Pedic International and a member of Tempur-Pedic International’s board of directors. He has served in these capacities at Tempur-Pedic International or its predecessor since 2000. From 1992 to 2000, Mr. Trussell served as President of Tempur-Pedic, Inc., one of the predecessors to Tempur-Pedic International. Prior to joining Tempur-Pedic International, Mr. Trussell was general partner of several racing limited partnerships that owned racehorses in England, France and the United States. He was also the owner of several start-up businesses in the equine lending and insurance business. Mr. Trussell received his B.S. degree from Marquette University.

H. Thomas Bryant joined Tempur-Pedic International in July 2001 and serves as Executive Vice President and President of North American Operations. From 1998 to 2001, Mr. Bryant was the President and Chief Executive Officer of Stairmaster Sports & Medical Products, Inc. From 1989 to 1997, Mr. Bryant served in various senior management positions at Dunlop Maxfli Sports Corporation, most recently as President. Prior to that, Mr. Bryant spent 15 years in various management positions at Johnson & Johnson. Mr. Bryant received his B.S. degree from Georgia Southern University.

David Montgomery joined Tempur-Pedic International in February 2003 and serves as Executive Vice President and President of International Operations. From 2001 to November 2002, Mr. Montgomery was employed by Rubbermaid, Inc., where he served as President of Rubbermaid Europe. From 1988 to 2001, Mr. Montgomery held various management positions at Black & Decker Corporation, most recently as Vice President of Black & Decker Europe, Middle East and Africa. Mr. Montgomery received his B.A. degree, with honors, from L’ Ecole Superieure de Commerce de Reims, France and Middlesex Polytechnic, London.

Dale E. Williams joined Tempur-Pedic International in July 2003 and serves as Senior Vice President, Chief Financial Officer, Secretary and Treasurer. From 2001 to September 2002, Mr. Williams served as Vice President and Chief Financial Officer of Honeywell Control Products, a division of Honeywell International, Inc. From September 2002, when he left Honeywell in connection with a reorganization, to July 2003, Mr. Williams received severance from Honeywell and was not employed. From 2000 to 2001, Mr. Williams served as Vice President and Chief Financial Officer of Saga Systems, Inc./Software AG, Inc. Prior to that, Mr. Williams spent 15 years in various management positions at General Electric Company, most recently as Vice President and Chief Financial Officer of GE Information Services, Inc. Mr. Williams received his B.A. degree in finance from Indiana University.

David C. Fogg has served as a Senior Vice President and President of our North American Retail Division since 2001, and has been employed with Tempur-Pedic International or its predecessor, since 1995. Prior to that, Mr. Fogg was Vice President of International Sales at Occidental Petroleum’s Island Creek Coal Company. Mr. Fogg’s professional activities include participation in the International Sleep Products Association (ISPA) Board of Trustees, Better Sleep Council Board and Strategic Planning Committee. Mr. Fogg received his B.A. degree from Pomona College.

Jeffrey B. Johnson joined Tempur-Pedic International in November 1999 and serves as Vice President, Corporate Controller and Chief Accounting Officer. From 1993 to 1999, Mr. Johnson was an experienced manager at Arthur Andersen in the audit and business advisory services division. Mr. Johnson is a certified public accountant and a certified management accountant and holds a B.S. degree, with honors, from the University of Kentucky and an M.B.A. degree, with honors, from the University of Chicago.

Tempur-Pedic International intends to augment its senior management by hiring an Executive Vice President–Operations in the fourth quarter of 2004.

Directors

P. Andrews McLane has served as Chairman of Tempur-Pedic International’s board of directors since November 2002. Mr. McLane joined TA Associates, Inc., a private equity firm, which is one of our controlling shareholders, in 1979, where he is Senior Managing Director and a member of the firm’s Executive Committee. Mr. McLane’s activity at TA Associates centers on buyouts and leveraged recapitalizations of companies in the consumer, financial services and business services sectors. Mr. McLane is a director of Numeric Investors L.P. and also serves on the boards of the United States Ski and Snowboard Team, St. Paul’s School and the Appalachian Mountain Club. Mr. McLane graduated from Dartmouth College in 1969 with an A.B. degree and from the Tuck School of Business at Dartmouth in 1973 with an M.B.A. degree.

Jeffrey S. Barber has served as a member of Tempur-Pedic International’s board of directors since November 2002. Mr. Barber is Vice President of TA Associates, Inc., a private equity firm, which is one of our controlling shareholders, where he has been employed since 2001. Mr. Barber’s activity at TA Associates centers on buyouts and leveraged recapitalizations of companies in the consumer, financial services and business services sectors. Mr. Barber was employed as an Associate in the Private Equity Group of Weiss, Peck & Greer, LLC during 2000 and as an Associate in the Private Equity Group of Vestar Capital Partners from 1997 to 1999. Prior to that, Mr. Barber was employed at Morgan Stanley & Co., where he worked in the investment banking department. Mr. Barber received his B.A. degree, with University and Departmental Honors, from Johns Hopkins University and his M.B.A. degree, as a Beta Gamma Sigma Scholar, from Columbia University.

Tully M. Friedman has served as a member of Tempur-Pedic International’s board of directors since November 2002. Mr. Friedman is Chief Executive Officer of Friedman Fleischer & Lowe, LLC, a private equity firm he co-founded in 1997, which is one of our controlling shareholders. Prior to forming Friedman Fleischer & Lowe, Mr. Friedman co-founded and served as one of two managing general partners of private equity firm Hellman & Friedman. He is currently on the board of directors of Advanced Career Technologies, Inc., Archimedes Technology Group, CapitalSource Inc., The Clorox Company and Mattel, Inc. He received his B.A. degree, with great distinction, from Stanford University and received a J.D. degree from Harvard Law School.

Christopher A. Masto has served as a member of Tempur-Pedic International’s board of directors since November 2002. Mr. Masto is a Managing Director of Friedman Fleischer & Lowe, LLC, a private equity firm he co-founded in 1997, which is one of our controlling shareholders. Prior to 1997, he worked as a management consultant with Bain & Company. Prior to that, Mr. Masto was employed at Morgan Stanley & Co., where he worked in the investment banking department. He currently serves on the board of Archimedes Technology Group. Mr. Masto received his B.A. degree, magna cum laude, from Brown University with an Sc.B. in Electrical Engineering and received his M.B.A. degree from Harvard Business School.

Francis A. Doyle has served as a member of Tempur-Pedic International’s board of directors since March 2003. Mr. Doyle has served as President and Chief Executive Officer of Connell Limited Partnership since 2001. From 1972 to 2001, he was a partner at PricewaterhouseCoopers LLP, where he was Global Technology and E-Business Leader and a member of the firm’s Global Leadership Team. He currently serves on the board of directors of Liberty Mutual Holding Company, Inc. and Citizens Financial Group. He is a trustee of the Joslin Diabetes Center and Boston College. Mr. Doyle is a certified public accountant and holds a B.S. degree and an M.B.A. degree from Boston College.

Nancy F. Koehn has served as a member of Tempur-Pedic International’s board of directors since March 2004. Ms. Koehn has been a Professor of Business Administration at Harvard Business School since July 2001. From July 1989 through June 2001, Ms. Koehn was an Associate Professor at Harvard Business School. She is the author of a number of books on various business topics, including her most recent book, Brand New: How Entrepreneurs Earned Consumers’ Trust from Wedgwood to Dell, and has written and supervised numerous case studies. Ms. Koehn consults with many companies and speaks frequently before business leaders on a range of subjects including strategic branding, leading in turbulent times, visionary entrepreneurs—past and present, and competing on the demand side in the Information Revolution. In 2001, Business 2.0 named Ms. Koehn one of 19 leading business gurus in the United States. Ms. Koehn holds a B.A. degree from Stanford University, an M.A. degree in Public Policy from the Harvard University Kennedy School of Government and an M.A. degree and a Ph.D. degree in European History from Harvard University.

Sir Paul R. Judge has served as a member of Tempur-Pedic International’s board of directors since July 2004. Sir Paul Judge is chairman of the Royal Society of Arts, Manufactures and Commerce, Deputy Chairman of the American Management Association and President of the United Kingdom Chartered Management Institute. After thirteen years working for Cadbury Schweppes, Sir Paul led the successful buyout of that company’s food operations to form Premier Brands, becoming its chairman. Sir Paul was subsequently chairman of Food from Britain, director general of the Conservative Party and a ministerial adviser at the UK Cabinet Office. Sir Paul Judge currently serves on the board of Standard Bank Group Ltd of Johannesburg and Schroder Income Growth Fund plc, and as a member of the Advisory Board for Barclays Private Bank. In 1996, he became a Knight Bachelor in recognition of his public and political service. He was an Open Scholar at Trinity College, University of Cambridge, graduating in 1971, and received an M.B.A. in 1973 from the Wharton Business School.

Our directors have determined that Francis A. Doyle, Nancy F. Koehn, and Sir Paul Judge, who are members of our audit committee, are independent under applicable rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange. Our directors have also determined that Francis A. Doyle is an audit committee financial expert under applicable rules and regulations of the Securities and Exchange Commission.

Compensation of Executive Officers

The following table sets forth information concerning the annual and long-term compensation for services in all capacities to Tempur-Pedic International or Tempur World, Inc. for each year in the three-year period ended December 31, 2003 of those persons who served as (i) the chief executive officer during each year in the three-year period ended December 31, 2003 and (ii) our other five most highly compensated executive officers for the year ended December 31, 2003, whom together with the chief executive officer we refer to collectively as the “Named Executive Officers”:

SUMMARY COMPENSATION TABLE

Annual Compensation Long-Term Compensation

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (c)	All Other Compensation (d)
Robert B. Trussell, Jr. President and Chief Executive Officer	2003 2002 2001	$310,000 282,500 276,975	$188,428 84,893 40,425	$216,000 7,200 6,000	$11,187 10,270 9,691

Dale E. Williams(a) Senior Vice President and Chief Financial Officer	2003 2002 2001	$112,500 n/a n/a	$77,883 n/a n/a	$49,262 n/a n/a	$430 n/a n/a

H. Thomas Bryant Executive Vice President	2003 2002 2001	$250,000 213,300 206,000	$151,958 45,833 —	$25,200 7,200 90,864	$9,749 5,140 —

David Montgomery(b) Executive Vice President	2003 2002 2001	$285,185 n/a n/a	$173,344 n/a n/a	$26,667 n/a n/a	$34,400 n/a n/a

David C. Fogg Senior Vice President	2003 2002 2001	$260,000 241,100 237,300	$173,631 71,190 33,000	$36,000 7,200 6,000	$11,297 10,451 9,265

Jeffrey B. Johnson Vice President, Corporate Controller and Chief Accounting Officer	2003 2002 2001	$125,000 115,000 100,000	$20,000 — —	$6,000 — 7,186	$6,088 5,576 4,627

(a)	Mr. Williams joined us as an executive officer in July 2003, with his annual base salary set at $225,000. The information presented reflects amounts actually earned in 2003, through December 31, 2003.
(b)	Mr. Montgomery joined us as an executive officer in February 2003. The information presented reflects amounts actually earned in 2003, through December 31, 2003.
(c)	Represents amounts paid on behalf of each of the Named Executive Officers for the following four respective categories of other annual compensation: (i) compensation recorded associated with the exercise of stock options, (ii) compensation associated with the pay out of previously deferred compensation, (iii) relocation expenses incurred and (iv) car and financial planning allowances paid on behalf of the Named Executive Officers. Amounts for each of the Named Executive Officers for each of the four respective preceding categories is as follows: Mr. Trussell: (2003-$208,800, $0, $0, $7,200; 2002-$0, $0, $0, $7,200; 2001-$0, $0, $0, $6,000); Mr. Williams: (2003-$0, $0, $42,062, $7,200; 2002-$0, $0, $0, $0; 2001-$0, $0, $0, $0); Mr. Bryant: (2003-$18,000, $0, $0, $7,200; 2002-$0, $0, $216, $7,200; 2001-$0, $0, $90,384, $0); Mr. Montgomery: (2003-$0, $0, $26,667, $0; 2002-$0, $0, $0, $0; 2001-$0, $0, $0, $0); Mr. Fogg: (2003-$28,800, $0, $0, $7,200; 2002-$0, $0, $0, $7,200; 2001-$0, $0, $0, $6,000); and Mr. Johnson: (2003-$0, $0, $0, $6,000; 2002-$0, $0, $0, $0; 2001-$0, $0, $7,186, $0).
(d)	Represents amounts paid on behalf of each of the Named Executive Officers for the following three respective categories of compensation: (i) premiums for life and accidental death and dismemberment insurance, (ii) premiums for long-term disability benefits and (iii) contributions to our defined contribution plans. Amounts for each of the Named Executive Officers for each of the three respective preceding categories is as follows: Mr. Trussell: (2003-$1,020, $420, $9,747; 2002-$1,020, $420, $8,830; 2001-$1,020, $420, $8,251); Mr. Williams: (2003-$255, $175, $0; 2002-$0, $0, $0; 2001-$0, $0, $0); Mr. Bryant: (2003-$1,020, $420, $8,309; 2002-$1,020, $420, $3,484; 2001-$340, $140, $0); Mr. Montgomery: (2003-$89, $89, $34,222; 2002-$0, $0, $0; 2001-$0, $0, $0); Mr. Fogg: (2003-$1,020, $420, $9,857; 2002-$1,020, $420, $9,011; 2001-$1,020, $420, $7,825); and Mr. Johnson: (2003-$612, $210, $5,266; 2002-$612, $210, $4,754; 2001-$581, $199, $3,846).

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term(a)
Name	Number of Securities Underlying Options/ SARS Granted(#)	% of Total Options/SARS Granted to Employees in m, Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5%($)	10%($)
Robert B. Trussell, Jr.	140,186	5.1%	2.86	9/30/2013	$252,153	$639,156
Dale E. Williams	525,000	19.2%	2.39	7/07/2013	790,240	2,003,097
H. Thomas Bryant	72,214	2.6%	2.86	9/30/2013	129,891	329,248
David Montgomery	787,500	28.8%	1.91	2/24/2013	949,280	2,406,229
	63,727	2.3%	2.86	9/30/2013	114,622	290,543
David C. Fogg	68,135	2.5%	2.86	9/30/2013	122,554	310,650
Jeffrey B. Johnson	140,480	5.1%	2.86	9/30/2013	252,682	640,496

(a)	Potential Realizable Value is based on certain assumed rates of appreciation from the option exercise price since our board of directors determined that the stock’s then current value was equal to or less than such option exercise price. These values are not intended to be a forecast of our stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the stock. There can be no assurance that the amounts reflected in this table will be achieved. In accordance with the rules promulgated by the Securities and Exchange Commission, Potential Realizable Value is based upon the exercise price of the options.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FY-END OPTION/SAR VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/ SARS at FY-End ($) Exercisable/ Unexercisable(a)
Robert B. Trussell, Jr.	433,125	371,250	0/1,439,560	0/20,105,169
Dale E. Williams	26,250	304,738	26,250/472,500	356,613/6,194,025
H. Thomas Bryant	223,125	191,250	0/741,588	0/10,357,159
David Montgomery	196,875	93,750	0/654,349	0/8,889,487
David C. Fogg	210,525	180,450	0/699,709	0/9,772,269
Jeffrey B. Johnson	21,000	18,000	0/215,249	0/3,006,209

(a)	Includes options exercisable within 60 days after December 31, 2003.

Employee Benefit Plans

2002 Stock Option Plan

In November 2002, our board of directors and stockholders approved a stock option plan, effective for a ten-year term, to encourage ownership of stock by our employees, directors and consultants and to provide them with additional financial incentives. Under the plan, the number of outstanding shares of our common stock attributable to the exercise of options, together with the number of shares issuable upon the exercise of outstanding options, shall not exceed 9,907,349 shares except in the event of a stock dividend, split, reclassification or other similar corporate transaction. No individual may be granted options for more than 66 2/3% of this total number of shares.

Employees, directors and consultants are eligible to receive options under the plan. However, directors who are not also employees are not eligible to receive incentive options. In the case of incentive options, the option price shall be not less than 100% of the fair market value of our common stock on the date the option is granted, or not less than 110% of that fair market value for a holder of 10% of our voting stock. Incentive options expire ten years after the date on which they are granted, or five years after the grant date for holders of 10% of our voting stock. Other options under the plan are not subject to such limitation.

In connection with the adoption of our 2003 Equity Incentive Plan, described below, our board of directors amended the 2002 Stock Option Plan to provide that no additional options will be issued under that plan.

2003 Equity Incentive Plan

Upon completion of Tempur-Pedic International’s initial public offering, a new incentive compensation plan went into effect, which we refer to in this prospectus as the 2003 Equity Incentive Plan. The 2003 Equity Incentive Plan is administered by the compensation committee of our board of directors, which committee has the exclusive authority, including the power to determine eligibility to receive awards, the types and number of shares of stock subject to the awards, the price and timing of awards and the acceleration or waiver of any vesting, and performance of forfeiture restriction. The compensation committee, however, does not have the authority to waive any performance restrictions for performance-based awards. As used in this prospectus, the term “administrator” means the compensation committee.

Participants. Any of our employees, our non-employee directors, consultants and advisors to us, as determined by the compensation committee may be selected to participate in the 2003 Equity Incentive Plan. We may award these individuals with one or more of the following:

•	stock options;

•	stock appreciation rights;

•	restricted stock and stock unit awards;

•	performance shares;

•	stock grants; and

•	performance-based awards.

Stock options. Stock options may be granted under the 2003 Equity Incentive Plan, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, as amended (Code), and nonqualified stock options. The option exercise price of all stock options granted under the 2003 Equity Incentive Plan will be determined by the administrator, except that any incentive stock option or any option intended to qualify as performance-based compensation under Code Section 162(m) will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Stock options may be exercised as determined by the administrator, but in no event after the tenth anniversary date of grant.

Upon the exercise of a stock option, the purchase price must be paid in full in either cash or its equivalent. The administrator may also allow payment by tendering previously acquired shares of our common stock with a fair market value at the time of exercise equal to the exercise price, provided such shares have been held for at least six months prior to tender and broker-assisted cashless exercises and may authorize loans for the purpose of exercise as permitted under applicable law.

Stock appreciation rights (SAR). SAR entitle a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the grant price of the SAR. The administrator may pay that amount cash, in shares of our common stock, or a combination. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the administrator at the time of the grant of award and will be reflected in the award agreement.

Restricted stock and stock units. A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units) at a price determined by the administrator (including zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may, if permitted by the administrator, have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

Performance shares. A performance share award is a contingent right to receive pre-determined shares of our common stock if certain performance goals are met. The value of performance units will depend on the degree to which the specified performance goals are achieved but are generally based on the value of our common stock. The administrator may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both.

Stock Grants. A stock grant is an award of shares of common stock within restriction. Stock grants may only be made in limited circumstances, such as in lieu of other earned compensation.

Performance-based awards. Grants of performance-based awards enable us to treat other awards granted under the 2003 Equity Incentive Plan as “performance-based compensation” under Section 162(m) of the Code and preserve the deductibility of these awards for federal income tax purposes. Because Section 162(m) of the Code only applies to those employees who are “covered employees” as defined in Section 162(m) of the Code, only covered employees, and those likely to become covered employees, are eligible to receive performance-based awards.

Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the administrator for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: pre- or after-tax net earnings, sales or revenue, operating earnings, operating cash flow, return on net assets, return on stockholders’ equity, return on assets, return on capital, stock price growth, stockholder returns, gross or net profit margin, earnings per share, price per share, and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group. With regard to a particular performance period, the administrator has the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the administrator may reduce or eliminate (but not increase) the award. Generally, a participant must be employed on the date the performance-based award is paid to be eligible for a performance-based award for that period.

Shares reserved for issuance. Subject to certain adjustments, we may issue a maximum of 8,000,000 shares of our common stock, including shares of common stock that may be issued upon the exercise of options, under the 2003 Equity Incentive Plan.

Amendment and termination. The administrator, with our board’s approval, may terminate, amend, or modify the 2003 Equity Incentive Plan at any time; however, stockholder approval will be obtained for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule. We may not make any grants under the 2003 Equity Incentive Plan after December 1, 2013.

Adoption by stockholders. The 2003 Equity Incentive Plan has been approved by the holders of a majority of outstanding shares of our common stock.

2003 Employee Stock Purchase Plan

Upon completion of Tempur-Pedic International’s initial public offering, a new employee stock purchase plan went into effect, which we refer to in this prospectus as the 2003 Employee Stock Purchase Plan. The 2003 Employee Stock Purchase Plan permits eligible employees (as defined in the 2003 Employee Stock Purchase Plan) to purchase up to $25,000 worth of our common stock annually over the course of two semi-annual offering periods at a price of no less than 85% of the price per share of our common stock either at the beginning or the end of each six-month offering period, whichever is less. The compensation committee of our board of directors administers the 2003 Employee Stock Purchase Plan. Our board may amend or terminate the plan. The 2003 Employee Stock Purchase Plan complies with the requirements of Section 423 of the Code. We may issue a maximum of 500,000 shares of our common stock under this plan. This plan has been approved by the holders of a majority of outstanding shares of our common stock.

Director Compensation

In 2003, Francis A. Doyle was granted options to purchase 210,000 shares of common stock for service as a director and as chairman of the audit committee. In March 2004, Nancy F. Koehn was granted options to purchase 25,000 shares of common stock for service as a director. In July 2004, Sir Paul Judge was granted options to purchase 25,000 shares of common stock for service as a director. Our directors may be reimbursed for expenses incurred in attending board and committee meetings.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or compensation committee.

Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements

In October 2002, we entered into several executive employment agreements, which became effective upon the closing of the Tempur acquisition on November 1, 2002. We entered into an amended and restated employment agreement with Robert B. Trussell, Jr., providing for his employment as Chief Executive Officer. The agreement has an initial term of two years and will be automatically renewed for successive one-year periods. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $310,000, subject to annual adjustment by Tempur-Pedic International’s board of directors beginning January 1, 2004, plus a variable performance bonus set to target 30% of Mr. Trussell’s base salary if certain criteria are met, plus options to purchase shares of our common stock.

We entered into an amended and restated employment agreement with David C. Fogg, providing for his employment as Executive Vice President, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $260,000, subject to annual adjustment by Tempur-Pedic International’s board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Fogg’s base salary if certain criteria are met, and options to purchase shares of our common stock.

We entered into an amended and restated employment agreement with H. Thomas Bryant for his employment as Executive Vice President, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. Mr. Bryant’s agreement provides for an annual base salary of $250,000, subject to annual adjustment by Tempur-Pedic International’s board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Bryant’s base salary if certain criteria are met, and options to purchase shares of our common stock.

On July 11, 2003, we entered into an executive employment agreement with Dale E. Williams, providing for his employment as Senior Vice President and Chief Financial Officer, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $225,000, subject to annual adjustment by Tempur-Pedic International’s board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Williams’ base salary if certain criteria are met, and options to purchase shares of our common stock.

On September 12, 2003, we entered into an executive employment agreement with David Montgomery, providing for his employment as Executive Vice President, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement provides that employment shall continue unless and until terminated by either party. Mr. Montgomery may terminate employment with six months written notice. We may terminate employment with 12 months written notice. The agreement provides for an annual base salary of £192,500, subject to an annual adjustment of Tempur-Pedic International’s board of directors on or about January 1 of each year beginning with January 1, 2004, and a variable performance bonus set to target 30% of Mr. Montgomery’s base salary if certain criteria are met, and options to purchase shares of our common stock.

By the terms of their employment agreements, Mr. Trussell, Mr. Fogg, Mr. Bryant, Mr. Williams and Mr. Montgomery are prohibited from disclosing certain confidential information and trade secrets, soliciting any employee for one or two years following their employment and working with or for any competing companies during their employment and for one or two years thereafter.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding equity securities as of November 16, 2004:

•	each person known to beneficially own more than 5% of Tempur-Pedic International’s outstanding common stock;

•	each of Tempur-Pedic International’s directors and the Named Executive Officers;

•	all of Tempur-Pedic International’s directors and executive officers as a group; and

•	each of our stockholders who are selling shares in this offering.

To our knowledge, each selling stockholder purchased the shares of our stock in the ordinary course of business and, at the time of acquiring the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table includes the number of shares underlying options that are exercisable within 60 days of the date of this offering. Common stock subject to these options is deemed to be outstanding for the purpose of computing the ownership percentage of the person holding such options, but is not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes 97,894,871 shares of common stock outstanding as of November 16, 2004 and 97,927,670 shares of common stock outstanding upon completion of this offering.

Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to              shares of common stock to cover over-allotments, if any. If this option is exercised in full, the selling stockholders will sell up to 1,800,000 shares of common stock to the underwriters.

The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any discounts, commissions, concessions or profits they earn on any sale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

One of the selling stockholders, Gleacher Mezzanine Funds (as defined below), is an affiliate of Gleacher Partners LLC, a broker-dealer. Gleacher Mezzanine Funds acquired shares of our stock in the ordinary course of its business, and at the time of acquiring shares of our stock had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address of each officer, director and 5% stockholder listed below is c/o Tempur-Pedic International Inc., 1713 Jaggie Fox Way, Lexington, Kentucky 40511.

Name of Beneficial Owner:	Number of Shares Beneficially Owned		Number of Shares to be Sold in Offering	Percentage of Shares Beneficially Owned
	Before Offering	After Offering		Before Offering	After Offering
5% Stockholders:
TA Associates Funds(1)(18)	42,705,019	36,027,394	6,677,625	43.6%	36.8%
Friedman Fleischer & Lowe Funds(2)(18)	20,912,848	17,642,784	3,270,064	21.4%	18.0%

Executive Officers and Directors:
Robert B. Trussell, Jr.(3)(18)	3,706,419	3,077,817	628,602	3.8%	3.1%
H. Thomas Bryant(4)(18)	482,161	368,481	113,680	*	*
David C. Fogg(5)(18)	1,269,909	1,054,748	215,161	1.3%	1.1%
David Montgomery(6)	413,664	413,664	—	*	*
Jeffrey B. Johnson(7)(18)	59,488	45,431	14,057	*	*
Dale E. Williams(8)(18)	137,813	105,014	32,799	*	*
P. Andrews McLane(9)	42,705,019	36,027,394	6,677,625	43.6%	36.8%
Jeffrey S. Barber(10)	42,705,019	36,027,394	6,677,625	43.6%	36.8%
Tully M. Friedman(11)	20,912,848	17,642,784	3,270,064	21.4%	18.0%
Christopher A. Masto(12)	20,912,848	17,642,784	3,270,064	21.4%	18.0%
Francis A. Doyle(13)	97,185	97,185	—	*	*
Nancy F. Koehn(14)	4,688	4,688	—	*	*
Sir Paul R. Judge(15)	1,563	1,563	—	*	*
All Executive Officers and Directors as a group (13 persons)(16)(18):	69,790,757	58,838,768	10,951,988	70.5%	59.4%

Other Selling Stockholders:
Gleacher Mezzanine Funds(17)	1,048,012	—	1,048,012	1.1%	—

*	Represents ownership of less than one percent
(1)	Amounts shown reflect the aggregate number of shares of common stock held by TA IX L.P., TA/Atlantic and Pacific IV L.P., TA/Advent VIII L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors LLC and TA Subordinated Debt Fund, L.P. (collectively, the “TA Associates Funds”). Investment and voting control of the TA Associates Funds is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to the shares of the Company held by TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person Investment Committee comprised of Jeffrey S. Barber, Brian J. Conway, C. Kevin Landry and P. Andrews McLane. Mr. McLane is Senior Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P., TA Advent VIII L.P. and TA Subordinated Debt Fund, L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Mr. Barber is Vice President of TA Associates, Inc., the manager of the general partner of TA IX L.P., TA Advent VIII L.P. and TA Subordinated Debt Fund, L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. The address of the TA Associates Funds is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.
(2)	Amounts shown reflect the aggregate number of shares of common stock held by Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP (collectively, the “Friedman Fleischer & Lowe Funds”). The Friedman Fleischer & Lowe Funds are controlled by Friedman Fleischer & Lowe GP, LLC, their general partner. Mr. Friedman and Mr. Masto are Managing Members of Friedman Fleischer & Lowe GP, LLC and direct the vote of the FFL funds as shareholders of Tempur-Pedic International. The address of the Friedman Fleischer & Lowe Funds is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, 10th Floor, San Francisco, CA 94111.

(3)	Amount reflects the aggregate number of shares owned by RBT Investments, LLC and Robert B. Trussell and Martha O. Trussell, Tenants in Common, and includes 476,933 shares of common stock issuable upon exercise of outstanding and currently exercisable options.
(4)	Includes 134,129 shares of common stock issuable upon exercise of outstanding and currently exercisable options.
(5)	Includes 126,554 shares of common stock issuable upon exercise of outstanding and currently exercisable options.
(6)	Includes 216,789 shares of common stock issuable upon exercise of outstanding and currently exercisable options.
(7)	Includes 43,738 shares of common stock issuable upon exercise of outstanding and currently exercisable options.
(8)	Includes 95,813 shares of common stock issuable upon exercise of outstanding and currently exercisable options before offering and 63,014 shares of common stock issuable upon exercise of outstanding and currently exercisable options after offering.
(9)	Mr. McLane is Senior Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P., TA Advent VIII L.P. and TA Subordinated Debt Fund, L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Accordingly, Mr. McLane may be deemed to beneficially own shares owned by TA IX L.P., TA Advent VIII L.P., TA Subordinated Debt Fund, L.P., TA Investors LLC, TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Mr. McLane disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. McLane is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.
(10)	Mr. Barber is Vice President of TA Associates, Inc., the manager of the general partner of TA IX L.P., TA Advent VIII L.P. and TA Subordinated Debt Fund, L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Accordingly, Mr. Barber may be deemed to beneficially own shares owned by TA IX L.P., TA Advent VIII L.P., TA Subordinated Debt Fund, L.P., TA Investors LLC, TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Mr. Barber disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. Barber is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.
(11)	Mr. Friedman is Senior Managing Member of Friedman Fleischer & Lowe GP, LLC, which is the general partner of Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP. Accordingly, Mr. Friedman may be deemed to beneficially own shares owned by the Friedman Fleischer & Lowe Funds. Mr. Friedman disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. Friedman is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, 10th Floor, San Francisco, CA 94111.
(12)	Mr. Masto is Managing Member of Friedman Fleischer & Lowe GP, LLC, which is the general partner of Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP. Accordingly, Mr. Masto may be deemed to beneficially own shares owned by the Friedman Fleischer & Lowe Funds. Mr. Masto disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. Masto is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, 10th Floor, San Francisco, CA 94111.
(13)	The address for Mr. Doyle is c/o Connell Limited Partnership, One International Place, Fort Hill Square, Boston, MA 02110. Includes 14,187 shares of common stock issuable upon exercise of outstanding and currently exercisable options.
(14)	Includes 4,688 shares of common stock issuable upon exercise of outstanding and currently exercisable options.
(15)	Includes 1,563 shares of common stock issuable upon exercise of outstanding and currently exercisable options.

(16)	Includes 1,114,394 shares of common stock issuable upon exercise of outstanding and currently exercisable options before offering and 1,081,595 shares of common stock issuable upon exercise of outstanding and currently exercisable options after offering.
(17)	Amounts shown reflect the aggregate number of shares of common stock held by Gleacher Mezzanine Fund I, L.P. and Gleacher Mezzanine Fund P, L.P. (collectively, the “Gleacher Mezzanine Funds”). The address of the Gleacher Mezzanine Funds is c/o Gleacher Partners LLC, 660 Madison Avenue, New York, NY 10021.
(18)	Assumes the underwriters’ over-allotment option is not exercised. In the event that the underwriters’ over-allotment option is exercised in full, the following persons named in the table above will sell the additional number of shares set forth after their respective names: TA Associates Funds (891,041), Friedman Fleischer & Lowe Funds (436,347), Robert B. Trussell, Jr. (295,813), H. Thomas Bryant (53,497), David C. Fogg (101,252), Dale E. Williams (15,435) and Jeffrey B. Johnson (6,615).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Contribution Agreement

In October 2002, Tempur-Pedic International entered into a contribution agreement with a number of parties, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds. In exchange for shares of our Class A common stock, Series A preferred stock or Class B-1 common stock, these parties pledged to deliver to Tempur-Pedic International common stock of Tempur World, cash or promissory notes, respectively. The agreement also allowed for additional investments to be made by certain accredited investors in our Class A common stock or Series A preferred stock.

In November 2002, stockholder notes were executed pursuant to the contribution agreement by four investors in exchange for shares of Class B-1 voting common stock. Robert B. Trussell, Jr. executed a note in the principal amount of $40,273.49; David C. Fogg executed a note in the principal amount of $24,933.10; H. Thomas Bryant executed a note in the principal amount of $11,776.20; and Jeffrey P. Heath executed a note in the principal amount of $23,017.21. Each note matures on November 1, 2012 and accrues interest at 5% per annum. We had been granted a security interest in all shares issued under the notes, and any other shares of capital stock of our company acquired by these investors due to a stock dividend, distribution or recapitalization with respect to the pledged shares were to be delivered and pledged to us. Shares pledged under the notes were not to be sold, assigned or transferred, but holders thereof had voting rights and were to retain any issued dividends with respect thereto while the notes were not in default. As part of his separation agreement, Mr. Heath’s note was forgiven and his pledge was released. Messrs. Trussell and Fogg repaid their notes in full on September 3, 2003. Mr. Bryant repaid his note in full on September 4, 2003.

In October 2003, in order to resolve certain issues relating to the treatment of options of Tempur World, Inc. that were terminated in connection with the acquisition by Tempur-Pedic International in November 2002 of Tempur World, we made one-time payments of $136,596 to Mr. Trussell, $60,709 to Mr Bryant, $83,475 to Mr. Fogg and $75,886 to Mr. Heath. We also made payments totaling approximately $210,000 to certain other former stockholders of Tempur World.

In connection with the transactions contemplated by the contribution agreement, TA Associates received a $1.5 million transaction fee and a $700,000 facility fee in connection with the mezzanine financing entered into in November 2002, and FFL Partners received a $1.0 million transaction fee and expense reimbursement of approximately $175,000. With respect to the $50.0 million mezzanine facility entered into in November 2002, affiliates of TA Associates provided $35.0 million of this funding. This facility was repaid in full as part of the recapitalization in August 2003.

Registration Rights Agreement

On November 1, 2002, Tempur-Pedic International and certain of its stockholders, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds, entered into a registration rights agreement. Under this agreement, holders of 10% of Tempur-Pedic International’s registrable securities, as defined in the registration rights agreement, and certain stockholders who held notes with an aggregate unpaid principal balance of $15.0 million have the right, subject to certain conditions, to require Tempur-Pedic International to register any or all of their shares under the Securities Act at Tempur-Pedic International’s expense. In addition, all holders of registrable securities are entitled to request the inclusion of any of their shares in any registration statement at Tempur-Pedic International’s expense whenever we propose to register any of our securities under the Securities Act. In connection with all such registrations, Tempur-Pedic International has agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. All holders requesting or joining in a registration have agreed to indemnify Tempur-Pedic International against certain liabilities.

Special Bonuses

In August 2003, the board of directors of Tempur-Pedic International authorized the payment of special bonuses to Robert B. Trussell, Jr., David C. Fogg and H. Thomas Bryant of $41,900, $25,900 and $12,300, respectively.

Senior Subordinated Notes

In connection with the issuance and sale by Tempur-Pedic, Inc. and Tempur Production USA, Inc. of $150,000,000 aggregate principal amount of Senior Subordinated Notes, High Street Partners L.P., an affiliate of TA Associates, Inc., purchased $3.0 million aggregate principal amount of Senior Subordinated Notes from the initial purchasers in that offering. Approximately $1.05 million of these Senior Subordinated Notes were redeemed as part of the January 2004 redemption of $52.5 million aggregate principal amount of Senior Subordinated Notes. High Street Partners L.P. continues to hold $1.95 million aggregate principal amount of Senior Subordinated Notes.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock is 300,000,000 shares of common stock, par value $0.01 per share, of which 97,894,871 shares are issued and outstanding, and 10,000,000 shares of undesignated preferred stock, $0.01 par value per share, none of which are issued and outstanding.

Common Stock

Our amended and restated certificate of incorporation provides for the authorization of 300,000,000 shares of common stock. As of November 16, 2004, there were 97,894,871 shares of our common stock outstanding, held of record by 105 stockholders. As of November 16, 2004, there were also 5,956,904 shares of common stock subject to outstanding options under our stock option plans. Holders of our common stock are entitled to one vote per share for each share held of record on all matters to be voted upon by the stockholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and the shares offered in this offering will be, when issued and paid for, fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation provides for the authorization of 10,000,000 shares of preferred stock. The shares of preferred stock may be issued by our board of directors, subject to any limitations prescribed by law, without further vote or action by the stockholders from time to time in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of our preferred stock would typically be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of common stock. Additionally, the issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. There are currently no shares of preferred stock outstanding, and we have no present plans to issue any shares of the preferred stock after this offering.

Registration Rights

On November 1, 2002, we and certain of our stockholders, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds, entered into a registration rights agreement. Under this agreement, holders of 10% of our registrable securities, as defined in the registration rights agreement, and certain stockholders who held notes with an aggregate unpaid principal balance of $15.0 million have the right, subject to certain conditions, to require us to register any or all of their shares under the Securities Act at our expense. In addition, all holders of registrable securities are entitled to request the inclusion of any of their shares in any registration statement at our expense whenever we propose to register any of our securities under the Securities Act. In connection with all such registrations, we have agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. All holders requesting or joining in a registration have agreed to indemnify us against certain liabilities. All of the shares of common stock being sold in this offering by selling stockholders are held by parties to the registration rights agreement. After the offering, parties to the registration rights agreement will hold 63,261,781 shares of our common stock (61,783,831 shares if the overallotment option is exercised in full). Although we have no current plans to file another registration statement to register these shares, certain of these holders have demand registration rights under the registration rights agreement as described above.

Anti-takeover effects of Delaware law and certain charter and by-law provisions

We are not subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the past three years did own, 15% or more of the corporation’s voting stock. The statute is intended to prohibit or delay mergers or other takeover or change in control attempts. Although we have elected out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Some provisions in our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

Stockholder action; special meeting of stockholders. Our certificate of incorporation and by-laws provide that stockholders may not take action by written consent, but only at a duly called annual or special meeting of the stockholders, and that special meetings of our stockholders may be called only the chairman of the board of directors, the president, or a majority of the board of directors. Thus, without approval by the chairman of the board of directors, the president or a majority of the board of directors, stockholders may take no action between meetings. These provisions may have the effect of delaying until the next annual stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities, including actions to remove directors. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired all or a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

Advance notice requirements for stockholder proposals and director nominations. Our certificate of incorporation and by-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to our secretary not less than 120 nor more than 150 days prior to the first anniversary of the date of our proxy statement delivered to stockholders in connection with the preceding year’s annual meeting, or if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary, or if no proxy statement was delivered to our stockholders in connection with the preceding year’s annual meeting, such notice must be delivered not earlier than 90 days prior to such annual meeting and not later than the later of (i) 60 days prior to the annual meeting or (ii) 10 days following the date on which public announcement of the date of such annual meeting was made. With respect to special meetings of stockholders, such notice must be delivered to our secretary not more than 90 days prior to such meeting and not later than the later of (i) 60 days prior to such meeting or (ii) 10 days following the date on which public announcement of the date of such meeting is first made. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Super-majority voting. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws require a greater percentage. Provisions in our certificate of incorporation require the affirmative vote of the holders of at least 67% of our authorized voting stock to amend or repeal certain provisions of our certificate of incorporation which include, but are not limited to provisions which would reduce or eliminate the number of authorized common or preferred shares and all indemnification provisions. Such 67% stockholder vote would in either case be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock at the time any such amendments are submitted to stockholders. Our by-laws may also be amended or repealed by a majority vote of our board of directors.

Board discretion in considering certain offers. Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefit to stockholders. Such factors may include (i) comparison of the proposed consideration to be received by stockholders in relation to the then-current market price of our capital stock, our estimated current value in a freely negotiated transaction, and our estimated future value as an independent entity, and (ii) the impact of such a transaction on our employees, suppliers, and customers and its effect on the communities in which we operate.

Limitation of liability. Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. Our certificate of incorporation and by-laws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Transfer agent and registrar

The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

New York Stock Exchange listing

Our common stock is listed on the New York Stock Exchange under the symbol “TPX.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

OF OUR COMMON STOCK

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “Non-U.S. Holder.” For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our stock who holds our stock as a capital asset as determined for U.S. federal income tax purposes (generally, property held for investments) and who is treated for the relevant U.S. federal tax purposes as a non-resident alien, or a foreign partnership, corporation, estate, or trust. Because U.S. federal tax law uses different tests in determining whether an individual is a nonresident alien for income and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, including, without limitation, Non-U.S. Holders that are controlled foreign corporations, passive foreign investment companies, pass-through entities, or U.S. expatriates, and Non-U.S. Holders that hold their common stock through pass-through entities, and Non-U.S. Holders who own, directly, indirectly, or constructively, five percent or more of our common stock. This discussion also does not address any tax consequences arising under the laws of any U.S. state or local, or non-U.S. jurisdiction.

You should consult your own tax advisor regarding the federal income and estate tax consequences of holding and disposing of our common stock in light of your particular situation, as well as any consequences under state, local or foreign law.

Dividends

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In general, we will be required to withhold U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on dividends paid to a Non-U.S. Holder. To obtain a reduced rate of withholding under a treaty, you must provide us with appropriate documentation (typically, a properly-executed IRS Form W-8BEN certifying your entitlement to benefits under the treaty). You will not be required to furnish a U.S. taxpayer identification number in order to claim treaty benefits with respect to our dividends if our common stock is traded on an “established financial market” for U.S. federal income tax purposes. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

We generally will not be required to withhold income taxes from dividends that are effectively connected with your conduct of a trade or business within the United States, so long as you provide us with appropriate documentation (typically, a properly-executed IRS Form W-8ECI, stating that the dividends are so connected). Instead, such dividends will be subject to regular U.S. income tax, on a net income basis, generally at the same rates applicable to a comparable U.S. holder. If you are a foreign corporation, your effectively-connected dividends may also be subject to an additional “branch profits tax,” which is imposed under certain circumstances at a rate of 30% (or such lower rate as may be specified by an applicable treaty), subject to certain adjustments.

Gain on disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock. However, you will be taxable on such gain if (i) the gain is effectively connected with a trade or business that you conduct in the United States (in the event certain tax treaty provisions apply, the gain must also be attributable to a permanent establishment in the U.S. in order to be subject to tax), (ii) you are a nonresident alien individual, you are present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions are met, or (iii) our stock is treated as a United States real property interest in your hands, within the meaning of Section 897(c) of the Code.

Subject to the exception noted below, our stock will generally be treated as a U.S. real property interest if we are or have been a “United States real property holding corporation” within the meaning of Section 897(c) at any time that you held the stock within five years before the disposition. We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation. Moreover, even if we are treated as a United States real property holding corporation, so long as our common stock is regularly traded on an established securities market, the common stock will not be treated as a U.S. real property interest in the hands of a Non-U.S. Holder who has owned no more than five percent of the common stock (assuming for this purpose any options or shares of convertible preferred stock that you own have been exercised or converted and applying certain constructive ownership rules to determine your ownership) during the five years preceding a disposition.

Information reporting requirements and backup withholding

Generally, we must report to the U.S. Internal Revenue Service the amount of dividends we pay to you, your name and address, and the amount of any tax withheld. A similar report is sent to you. Pursuant to tax treaties or other information-sharing agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in your country of residence.

We generally will not be required to apply backup withholding to dividends we pay to you if you have provided an appropriate certification of your federal taxpayer identification number, or of the fact that you are not a U.S. person, unless we or our paying agent otherwise have knowledge that you are a U.S. person.

Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% (increasing to 31% in 2011) will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the amount of tax withheld will be treated as a payment against your actual U.S. federal income tax liability (if any), and if the withholding results in an overpayment of tax, a refund may be obtained, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Federal estate tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms of an underwriting agreement, which has been filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Goldman, Sachs & Co., UBS Securities LLC, Piper Jaffray & Co. and Adams Harkness, Inc. are acting as representatives, has severally agreed to purchase from the selling stockholders the respective number of shares of common stock opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Goldman, Sachs & Co.
UBS Securities LLC
Piper Jaffray & Co.
Adams Harkness, Inc.

Total	12,000,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of our common stock, if any of the shares are purchased (other than those shares subject to the underwriters’ over-allotment option, until that option is exercised);

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Over-Allotment Option

The selling stockholders have granted the underwriters a 30-day option to purchase up to 1,800,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $             per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 1,800,000 additional shares. The underwriting fee is the difference between the price to the public and the amount the underwriters pay the selling stockholders for the shares.

	No Exercise	Full Exercise
Selling stockholders:
Per share
Total

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $0.85 million. We are obligated under the registration rights agreement to which the selling stockholders are a party to pay all expenses of this offering, other than indemnities, certain legal expenses and transfer taxes.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “TPX.”

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. and Goldman, Sachs & Co., on behalf of the underwriters for a period of 90 days after the date of this prospectus.

The 90-day restricted period will be extended if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90 day period;

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing restrictions will not prevent the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquirer of such shares agrees to the foregoing restrictions.

Our executive officers and directors and the selling stockholders, who collectively hold approximately 70.5% of our outstanding Common Stock, have entered into lock-up agreements under which they agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholders, for a period of 90 days, subject to extension on the same basis as described above, after the date of this prospectus without the prior written consent of Lehman Brothers Inc. and Goldman, Sachs & Co. on behalf of the underwriters.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us and the selling stockholders to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of this prospectus or the registration statement of which this prospectus and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Our Relationships with the Underwriters

Certain of the underwriters and their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive compensatory compensation.

Notice to Investors in the United Kingdom

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares being offered units to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares being offered in circumstances in which section 21(1) of the FSMA does not apply to Tempur-Pedic International; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares being offered in, from or otherwise involving the United Kingdom.

Notice to Investors in the Netherlands

The shares being offered may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

Notice to Investors in Hong Kong

The shares being offered may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares being offered may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares being offered which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Bingham McCutchen LLP, Boston, Massachusetts. The underwriters are represented by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements as of and for the year ended December 31, 2003 and as of and for the two months ended December 31, 2002 and the consolidated financial statements of our predecessor company as of and for the ten months ended October 31, 2002 as set forth in their report. We’ve included our consolidated financial statements as of and for the year ended December 31, 2003 and as of and for the two months ended December 31, 2002 and the consolidated financial statements of our predecessor company for the ten months ended October 31, 2002 in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Arthur Andersen LLP, independent auditors, have audited the consolidated financial statements of our predecessor company at December 31, 2001, and for the year ended December 31, 2001, as set forth in their report. We’ve included these consolidated financial statements of our predecessor company in this prospectus and elsewhere in the registration statement in reliance on Arthur Andersen LLP’s report, given on their authority as experts in accounting and auditing.

In June 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges. As a result of its conviction, Arthur Andersen has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking recovery from, Arthur Andersen, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in the offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission.

You may read and copy all or any portion of the registration statement or any reports, statements, or other information that we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s web site at http://www.sec.gov.

You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at:

Tempur-Pedic International Inc.

1713 Jaggie Fox Way

Lexington, Kentucky 40511

Attention: Robert B. Trussell, Jr.

800-878-8889

INDEX TO HISTORICAL FINANCIAL STATEMENTS

Audited Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2

Report of Arthur Andersen LLP (previously issued)	F-3

Consolidated Balance Sheets as of December 31, 2002 and 2003	F-4

Consolidated Statements of Income for the twelve months ended December 31, 2001, the ten months ended October 31, 2002, the two months ended December 31, 2002 and the twelve months ended December 31, 2003

F-5

Consolidated Statements of Stockholders’ Equity for the twelve months ended December 31, 2001, the ten months ended October 31, 2002, the two months ended December 31, 2002 and the twelve months ended December 31, 2003

F-6

Consolidated Statements of Cash Flows for the twelve months ended December 31, 2001, the ten months ended October 31, 2002, the two months ended December 31, 2002 and the twelve months ended December 31, 2003

F-7

Notes to Consolidated Financial Statements	F-8

Interim Unaudited Financial Statements

Condensed Consolidated Balance Sheets as of September 30, 2004 (unaudited) and December 31, 2003	F-39

Condensed Consolidated Statements of Income for the three months ended September 30, 2004 and 2003 (unaudited) and the nine months ended September 30, 2004 and 2003 (unaudited)	F-40

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 and 2003 (unaudited)	F-41

Notes to Condensed Consolidated Financial Statements	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

    Tempur-Pedic International Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Tempur-Pedic International Inc. and Subsidiaries (the Company) as of December 31, 2002 and 2003, the related consolidated statements of income, stockholders’ equity and cash flows for the two months ended December 31, 2002 and year ended December 31, 2003 and the consolidated statements of income, stockholders’ equity and cash flows of Tempur World, Inc. and Subsidiaries (Predecessor to the Company) for the ten months ended October 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Tempur World, Inc. and Subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 8, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tempur-Pedic International Inc. and Subsidiaries as of December 31, 2002 and 2003, and the related consolidated results of its operations and cash flows for the two months ended December 31, 2002 and year ended December 31, 2003 and the related consolidated results of operations and cash flows of Tempur World, Inc. and Subsidiaries for the ten months ended October 31, 2002, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(i) to the consolidated financial statements, the Company changed its method of accounting for goodwill.

As discussed above, the consolidated financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. As discussed in Note 18 to the consolidated financial statements, those consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 18 for the December 31, 2001 consolidated financial statements included (a) agreeing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income to goodwill to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income. In our opinion, the disclosure for 2001 in Note 18 is appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements, and accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

ERNST & YOUNG LLP

Louisville, Kentucky

February 10, 2004

Arthur Andersen LLP Has Not Reissued This Report As Arthur Andersen LLP Ceased Operations In August 2002. The Following Report Is A Copy of the Previously Issued Arthur Andersen LLP Report.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

    Tempur World, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Tempur World, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Tempur World, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Louisville, Kentucky

March 8, 2002

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share amounts)

	December 31,
	2002	2003
ASSETS
Current Assets:
Cash and cash equivalents	$12,654	$14,230
Accounts receivable, net	43,799	60,309
Inventories	36,630	58,276
Prepaid expenses and other current assets	3,148	6,937
Deferred income taxes	5,051	5,692

Total current assets	101,282	145,444
Property, plant and equipment, net	88,286	114,741
Goodwill	164,644	208,546
Other intangible assets, net	85,065	80,000
Restricted cash	—	60,243
Deferred financing and other non-current assets, net	9,316	11,375

Total Assets	$448,593	$620,349

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$17,675	$25,886
Accrued expenses and other	38,702	54,078
Current portion of long-term debt	13,565	10,496

Total current liabilities	69,942	90,460
Long-term debt	182,292	366,026
Deferred income taxes	42,500	39,049
Other non-current liabilities	2,253	2,105

Total Liabilities	296,987	497,640

Commitments and contingencies (see note 10)
Stockholders’ Equity:
Preferred stock, $.01 par value, 94,500,000 and 10,000,000 shares authorized in 2002 and 2003, respectively; 76,893,416 and 0 shares issued and outstanding in 2002 and 2003, respectively	148,422	—
Common stock, $.01 par value, 170,625,000 and 300,000,000 shares authorized in 2002 and 2003, respectively; 7,814,436 and 97,317,669 shares issued and outstanding in 2002 and 2003, respectively	—	973
Additional paid in capital	4,864	249,946
Class B-1 common stock warrants	2,348	—
Notes receivable	(100)	—
Deferred stock compensation, net of amortization of $2 and $4,221 as of December 31, 2002 and 2003, respectively	(141)	(8,935)
Retained deficit	(5,205)	(127,630)
Accumulated other comprehensive income	1,418	8,355

Total Stockholders’ Equity	151,606	122,709

Total Liabilities and Stockholders’ Equity	$448,593	$620,349

The accompanying notes to consolidated financial statements are an integral part of these statements.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands except share and per share amounts)

	Predecessor
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Net sales	$221,514	$237,314	$60,644	$479,135
Cost of sales	107,569	110,228	37,812	223,865

Gross profit	113,945	127,086	22,832	255,270
Selling expenses	52,122	59,572	15,322	106,345
General and administrative expenses	30,189	26,136	8,330	50,356
Research and development expenses	1,263	985	163	1,495

Operating income (loss)	30,371	40,393	(983)	97,074
Other income (expense), net:
Interest expense, net	(6,555)	(6,292)	(2,955)	(20,539)
Loss on debt extinguishment	—	—	—	(13,669)
Other expense, net	(316)	(1,724)	1,331	(1,664)

Total other expense	(6,871)	(8,016)	(1,624)	(35,872)

Income (loss) before income taxes	23,500	32,377	(2,607)	61,202
Income tax provision	11,643	12,436	640	23,627

Net income (loss)	11,857	19,941	(3,247)	37,575
Preferred stock dividends	345	1,238	1,958	—
Net income (loss) available to common stockholders	$11,512	$18,703	$(5,205)	$37,575

Basic (loss) earnings per share			$(0.67)	$3.32

Diluted (loss) earnings per share			$(0.67)	$0.39

The accompanying notes to consolidated financial statements are an integral part of these statements.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands except share and per share amounts)

	Common Stock	Preferred Stock	Additional Paid in Capital	Class B-1 Common Stock Warrants	Notes Receivable	Treasury Stock	Deferred Stock Compensation	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income	Total
Predecessor Balance, December 31, 2000	$90	$—	$14,352	$—	$—	$—	$—	$24,410	$(615)	$38,237
Net income								11,857		11,857
Foreign currency translation adjustments, net of tax									(2,741)	(2,741)
Dividends on preferred stock								(345)		(345)
Purchases of treasury stock						(30,314)				(30,314)

Predecessor Balance, December 31, 2001	$90	$—	$14,352	$—	$—	$(30,314)	$—	$35,922	$(3,356)	$16,694
Net income								19,941		19,941
Foreign currency translation adjustments, net of tax									6,833	6,833
Dividends on preferred stock								(1,238)		(1,238)
Purchases of treasury stock						(2,335)				(2,335)

Predecessor Balance, October 31, 2002	$90	$—	$14,352	$—	$—	$(32,649)	$—	$54,625	$3,477	$39,895

Balance, November 1, 2002	$—	$146,464	$4,864	$2,348	$(100)	$—	$(143)	$—	$—	$153,433
Net loss								(3,247)		(3,247)
Foreign currency translation adjustments, net of tax									1,418	1,418
Dividends on preferred stock		1,958						(1,958)		—
Amortization of deferred stock compensation							2			2

Balance, December 31, 2002	$—	$148,422	$4,864	$2,348	$(100)	$—	$(141)	$(5,205)	$1,418	$151,606
Net income								37,575		37,575
Foreign currency translation adjustments, net of tax									6,937	6,937
Dividends paid to stockholders								(160,000)		(160,000)
Exercise of stock options	—		3,071							3,071
Conversion to common stock upon IPO	910	(148,422)	149,860	(2,348)						—
IPO transaction costs			(2,612)							(2,612)
Issuance of common stock upon IPO	63		81,750							81,813
Unearned stock-based compensation			13,013				(13,013)			—
Amortization of unearned stock-based compensation							4,219			4,219
Notes receivable repayment					100					100

Balance, December 31, 2003	$973	$—	$249,946	$—	$—	$—	$(8,935)	$(127,630)	$8,355	$122,709

The accompanying notes to consolidated financial statements are an integral part of these statements.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands except share and per share amounts)

	Predecessor
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,857	$19,941	$(3,247)	$37,575
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,051	10,383	3,306	19,756
Amortization of deferred financing costs	323	1,116	287	1,986
Write-off of deferred financing fees	—	—	—	7,988
Write-off of original issue discount	—	—	—	1,983
Amortization of original issue discount	—	—	84	281
Stock based compensation amortization	—	—	—	4,219
Allowance for doubtful accounts	3,000	2,776	501	2,090
Deferred income taxes	1,692	(1,138)	(2,483)	(4,829)
Foreign currency adjustments	1,582	(3,887)	(2,649)	(4,143)
Loss (Gain) on sale of equipment	(53)	268	233	123
Loss on asset impairment	—	1,621	—	—
Changes in operating assets and liabilities:
Accounts receivable	(10,102)	(11,664)	430	(14,095)
Inventories	(7,543)	(5,926)	11,472	(16,978)
Prepaid expenses and other current assets	(1,092)	1,151	(486)	(3,443)
Accounts payable	(446)	2,789	30	5,303
Accrued expenses and other	10,447	5,276	4,907	9,134

Net cash provided by operating activities	19,716	22,706	12,385	46,950

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	(710)	—	—
Purchases of property, plant and equipment	(35,241)	(9,175)	(1,961)	(32,597)
Proceeds from sales of property, plant and equipment	379	5,239	102	924
Payments on earn out to former owners	—	—	—	(39,434)

Net cash used by investing activities	(34,862)	(4,646)	(1,859)	(71,107)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	128,476	17,538	—	497,175
Repayments of long-term debt	(56,531)	(35,071)	(4,671)	(322,328)
Proceeds (Repayments) from lines of credit	(34,258)	(280)	450	—
Payments of deferred financing costs	(6,150)	(2,054)	—	(11,698)
Cash held in trust for repayment of subordinated notes	—	—	—	(60,243)
Proceeds from issuance of preferred stock	11,370	2,500	—	—
Proceeds from issuance of common stock	—	—	—	83,668
Payments of dividends to shareholders	—	—	—	(160,000)
Purchases of treasury stock	(30,314)	(2,335)	—	—

Net cash provided by(used in) financing activities	12,593	(19,702)	(4,221)	26,574

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH	(481)	484	597	(841)

Increase(Decrease) in cash and cash equivalents	(3,034)	(1,158)	6,902	1,576

CASH AND CASH EQUIVALENTS, beginning of period	10,572	7,538	5,752	12,654

CASH AND CASH EQUIVALENTS, end of period	$7,538	$6,380	$12,654	$14,230

The accompanying notes to consolidated financial statements are an integral part of these statements.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation and Description of Business—Tempur-Pedic International Inc. (Tempur-Pedic International or the Company) is a US-based multinational corporation incorporated in Delaware. The Company manufactures, markets and sells premium visco-elastic foam products including pillows, mattresses and other related products. The Company manufactures essentially all of its products at Dan Foam ApS, located in Denmark and Tempur Production USA, Inc., located in the United States. The Company has sales and distribution companies operating in the US, Europe and Asia Pacific. In addition, the Company has third party distributor arrangements in certain other countries where it does not have distribution companies. The Company sells its products in 54 countries and extends credit based on the creditworthiness of its customers. The majority of the Company’s revenues are derived from sales to retailers and sales to consumers through its direct response businesses.

On December 23, 2003, the Company closed its initial public offering of 21,562,500 shares of its common stock at an initial offering price of $14.00 per share. Of the 21,562,500 shares offered, the Company sold 6,250,000 shares and certain of the Company’s stockholders sold a total of 15,312,500 shares, which included the exercise in full of the underwriters’ overallotment option. The shares are traded on the New York Stock Exchange under the symbol “TPX”. The net proceeds received by the Company were $81,813, before transaction costs of $2,855.

On November 1, 2002, Tempur-Pedic International acquired Tempur World, Inc. (the Tempur Acquisition). The Tempur Acquisition was accounted for using the purchase method of accounting (see Note 2, Business Combinations). As a result of purchase accounting adjustments to the carrying value of the assets and liabilities, the financial position and results of operations for periods subsequent to the Tempur Acquisition are not comparable to those of Tempur World, Inc. (Tempur World). The accompanying financial statements and notes to consolidated financial statements present financial information for Tempur-Pedic International and Tempur World (Predecessor). The accompanying financial statements and notes to consolidated financial statements present financial information for Tempur-Pedic International as of December 31, 2002 and 2003, for the two months ended December 31, 2002 and for the twelve months ended December 31, 2003. These financial statements also include financial information for the Predecessor for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002. As a result of the foregoing, the consolidated financial statements of the Predecessor and Tempur-Pedic International are not comparable and are separated by a black line.

(b) Basis of Consolidation—The accompanying financial statements include the accounts of Tempur-Pedic International and its subsidiaries and Tempur World and its subsidiaries. All subsidiaries are wholly-owned. All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior periods to conform to the current year presentation. These reclassifications had no effect on net income (loss) for the periods previously reported.

(c) Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Foreign Currency Translation—Assets and liabilities of non-US subsidiaries, whose functional currency is the local currency, are translated at period-end exchange rates. Income and expense items are translated at the

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

average rates of exchange prevailing during the period. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected as a separate component of consolidated stockholders’ equity. Foreign currency transaction gains and losses are reported in results of operations.

(e) Financial Instruments and Hedging—Derivative financial instruments are used within the normal course of business principally to manage foreign currency exchange rate risk. These instruments are generally short term in nature and are subject to fluctuations in foreign exchange rates and credit risk. Credit risk is managed through the selection of sound financial institutions as counterparties. The changes in fair market value of foreign exchange derivatives are recognized currently in the results of operations.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the short-term maturity of those instruments. The fair value of the 10.25% Senior Subordinated Notes due 2010 (Senior Subordinated Notes) of Tempur-Pedic, Inc. and Tempur Production USA, Inc. (Issuers) are based on pricing models using current market rates.

The estimated fair value of the Company’s financial instruments is as follows:

	December 31,
	2002		2003
	Carrying Amount	Estimated Fair Market Value	Carrying Amount	Estimated Fair Market Value
Senior Subordinated Notes	$ —	$ —	$150,000	$165,938
Foreign currency contracts	(1,964)	(1,964)	507	507

As of December 31, 2003, the Company had $60,243 in restricted cash for the redemption of the principal amount of $52,500 of Senior Subordinated Notes, the payment of a redemption premium of $5,381 and accrued interest expense of $2,362 to be paid in January 2004.

(f) Cash and Cash Equivalents—Cash and cash equivalents consist of all investments with initial maturities of three months or less.

(g) Inventories—Inventories are stated at the lower of cost or market, determined by the first-in, first-out method and consisted of the following:

	December 31,
	2002	2003
Finished goods	$21,353	$35,531
Work-in-process	5,198	6,555
Raw materials	10,079	16,190

Total	$36,630	$58,276

Of the amounts included in Inventory as of November 1, 2002, $9,780 represents the value of the manufacturing profit earned by Tempur World prior to the Tempur Acquisition and is reflected in Cost of sales for the two months ended December 31, 2002.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

(h) Property, Plant and Equipment—Property, plant and equipment are carried at cost at acquisition date and depreciated using the straight-line method over their estimated useful lives as follows:

Estimated Useful Lives
Buildings	25-30 years
Computer equipment	3-5 years
Leasehold improvements	4-7 years
Machinery equipment	3-7 years
Office furniture and fixtures	5-7 years
Autos	3-5 years

Leasehold improvements are amortized over the shorter of the life of the lease or seven years. Equipment held under capital leases is recorded at the fair market value of the equipment at the inception of the leases. Equipment held under capital leases are amortized over the shorter of their estimated useful lives or the terms of the respective leases. Depreciation expense for Tempur-Pedic International was $2,110 and $14,686 for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively. Depreciation expense for Tempur World was $8,151 and $9,692 for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002, respectively.

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards (SFAS) 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset or group of assets, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value.

(i) Goodwill and Other Intangible Assets—The Company follows SFAS 141, “Business Combinations,” (SFAS 141) which requires that the purchase method of accounting be used for all business combinations. SFAS 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. The Company adopted SFAS 142, “Goodwill and Other Intangible Assets” (SFAS 142), as of January 1, 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144. The Company performs an annual impairment test on all existing goodwill in the fourth quarter of each year. During the fourth quarter of 2003, the Company performed the annual impairment test to all existing goodwill and concluded that no impairment existed as of December 31, 2003.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

Consistent with SFAS 141, the Company has used the allocation period to identify and measure the assets acquired and the liabilities assumed in the Tempur Acquisition. The following table summarizes information about the Company’s allocation of Other intangible assets:

	Useful Lives (years)	As of December 31, 2003
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Unamortized indefinite lived intangible assets:
Trademarks		$55,000	$—	$55,000
Amortized intangible assets:
Technology	10	$16,000	$1,867	$14,133
Patents	5	5,000	1,167	3,833
Customer database	5	4,200	980	3,220
Foam formula	10	3,700	432	3,268
Non-competition agreements and other	3	2,044	1,498	546

Total		$85,944	$5,944	$80,000

Amortization expense relating to intangible assets for Tempur-Pedic International was $1,197 and $5,064 for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively. Amortization expense relating to intangible assets for Tempur World was $1,900 and $691 for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002, respectively.

Annual amortization of Other intangible assets is expected to be as follows:

Twelve Months Ending December 31,
2004	$4,139
2005	3,825
2006	3,825
2007	3,519
2008	1,985

(j) Software—Preliminary project stage costs incurred are expensed and, thereafter, costs incurred in the developing or obtaining of internal use software are capitalized. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are subject to impairment evaluation in accordance with SFAS 144. Amounts capitalized for software are included in Property, plant and equipment, net.

(k) Accrued Sales Returns—Estimated sales returns are provided at the time of sale based on historical sales returns. Tempur-Pedic International allows product returns ranging from 90 to 120 days following a sale. Accrued sales returns are included in Accrued expenses and other.

Tempur World had the following activity for sales returns for the ten months ended October 31, 2002:

Balance of December 31, 2001	$1,919
Amounts accrued	25,206
Returns charged to accrual	(23,488)

Balance as of October 31, 2002	$3,637

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

Tempur-Pedic International had the following activity for sales returns for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively:

Balance as of November 1, 2002	$3,637
Amounts accrued	5,598
Returns charged to accrual	(5,163)

Balance as of December 31, 2002	4,072
Amounts accrued	39,700
Returns charged to accrual	(38,316)

Balance as of December 31, 2003	$5,456

(l) Warranties—The Company provides a 20-year warranty for US sales and a 15-year warranty for non-US sales on mattresses, each prorated for the last 10 years. The Company also provides a 2-year to 3-year warranty on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. Warranties are included in Accrued expenses and other.

Tempur World had the following activity for warranties for the ten months ended October 31, 2002:

Balance of December 31, 2001	$3,324
Amounts accrued	2,646
Returns charged to accrual	(3,090)

Balance as of October 31, 2002	$2,880

Tempur-Pedic International had the following activity for warranties for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively:

Balance as of November 1, 2002	$2,880
Amounts accrued	256
Warranties charged to accrual	(255)

Balance as of December 31, 2002	2,881
Amounts accrued	3,382
Warranties charged to accrual	(2,243)

Balance as of December 31, 2003	$4,020

(m) Income Taxes—Deferred tax assets and liabilities are recognized for the future tax impacts attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Income in the period that included the enactment date. In accordance with SFAS 5, “Accounting for Contingencies,” the Company accrues for probable foreign and domestic tax obligations as required by facts and circumstances in the various regulatory environments.

(n) Revenue Recognition—Sales of products are recognized when the products are shipped to customers and the risks and rewards of ownership are transferred. No collateral is required on sales made in the normal course

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

of business. Allowance for doubtful accounts was $2,518 and $4,193 as of December 31, 2002 and 2003, respectively. Deposits made by customers are recorded as a liability and recognized as a sale when product is shipped. Tempur-Pedic International had $4,202 and $4,639 of deferred revenue included in Accrued expenses and other as of December 31, 2002 and 2003, respectively.

Tempur-Pedic International reflects all amounts billed to customers for shipping and handling in Net sales and the costs incurred from shipping and handling product in Cost of sales. Amounts included in Net sales for shipping and handling were $2,028 and $18,415 for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively. Amounts included in Cost of sales for shipping and handling were $5,135 and $43,624 for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively.

Tempur World reflects all amounts billed to customers for shipping and handling in Net sales and the costs incurred from shipping and handling product in Cost of sales. Amounts included in Net sales for shipping and handling were $7,900 and $9,553 for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002, respectively. Amounts included in Cost of sales for shipping and handling were $19,600 and $20,096 for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002, respectively.

(o) Advertising Costs—Tempur-Pedic International expenses advertising costs as incurred except for production costs and advance payments, which are deferred and expensed when advertisements run for the first time. Direct response advance payments are deferred and amortized over the life of the program. Advertising costs charged to expense were $8,937 and $65,180 for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively. Advertising costs deferred and included in Prepaid expenses and other current assets were $1,094 and $4,473 as of December 31, 2002 and 2003, respectively.

Tempur World expensed all advertising costs as incurred except for production costs and advance payments, which were deferred and expensed when advertisements run for the first time. Direct response advance payments are deferred and amortized over the life of the program. Advertising costs charged to expense were $31,459 and $37,003 for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002, respectively.

(p) Research and Development Expenses—Research and development expenses for new products are expensed as they are incurred.

(q) Stock-Based Compensation—The Company has adopted SFAS 123, “Accounting for Stock Based Compensation” (SFAS 123). In accordance with SFAS 123, the Company has elected to account for employee stock and option issuances under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25, no compensation expense is recognized in the statements of income for stock options granted to employees and non-employee directors, if the exercise price at least equals the fair value of the underlying stock on the date of grant.

Certain options granted during the year prior to the Company’s initial public offering have exercise prices that are less than the deemed market value of the underlying common stock at the date of grant. The unearned stock-based compensation will be amortized to compensation expense over the respective vesting term, based on the “graded vesting” methodology. The Company has recorded unearned stock-based compensation of $8,935 as of December 31, 2003. The Company recorded $4,078 of compensation expense for the year ended December 31, 2003, which is included in General and Administrative Expenses in the Consolidated Statements of Income. The future amortization of unearned stock-based compensation costs will be $5,171 in 2004, $2,445 in 2005, $1,105 in 2006 and $214 in 2007.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

Stock options are granted under various stock compensation programs to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

During July 2003 and November 2003, the Company’s Board of Directors (Board of Directors) authorized the accelerated vesting of options granted to certain employees under the Company’s 2002 Stock Option Plan (Option Plan). This acceleration resulted in the immediate vesting of options granted to certain employees that would otherwise have vested within the next year. Under the original terms of the Option Plan, unvested options are forfeited upon separation of employment. In accordance with APB 25, the Company has recognized compensation expense based on its estimate of the number of options that the holders ultimately will retain that otherwise would have been forfeited, absent the notification.

Pro forma information in accordance with SFAS 123 for Tempur World for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002 and for Tempur-Pedic International for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, is as follows:

	Predecessor
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Net income (loss) as Reported	$11,857	$19,941	$(3,247)	$37,575
Add: Stock-based employee compensation expense included in reported net income	—	—	—	4,078
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(278)	(400)	(1)	(5,469)

Pro forma net income (loss)	$11,579	$19,541	$(3,248)	$36,184

(Loss) earnings per share as reported:
Basic			$(0.67)	$3.32

Diluted			$(0.67)	$0.39

Pro forma net (loss) income—basic			$(0.67)	$3.19

Pro forma net (loss) income—diluted			$(0.67)	$0.38

The Company has omitted Tempur World earnings per share, as such information is not meaningful due to the change in capital structure that occurred with the Tempur Acquisition.

(2) Business Combinations

On November 1, 2002, Tempur-Pedic International acquired Tempur World. The total acquisition price of Tempur World as of the Tempur Acquisition closing date was $268,484 (an additional payment of $39,434 was made in 2003 pursuant to the Merger Agreement), including $14,166 of transaction fees and expenses. The Tempur Acquisition was financed with approximately $146,639 in cash proceeds of newly issued Series A convertible preferred stock and Class A common stock and $107,679 of incremental senior and mezzanine debt borrowings, net of $5,752 of Tempur World’s cash. The Company also refinanced $88,817 of existing debt obligations of Tempur World. In addition, certain of the former stockholders of Tempur World contributed their shares of common stock of Tempur World to the Company immediately prior to the Tempur Acquisition in

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

exchange for Class A common stock of the Company. The Company has applied the provisions of Emerging Issues Task Force 88-16, “Basis in Leveraged Buyout Transactions,” whereby the carryover equity interests of certain management stockholders from Tempur World were recorded at their historical basis. The application of these provisions reduced Additional paid in capital and Goodwill by $9,385.

The following table summarizes the final aggregate fair values of the assets acquired and liabilities assumed at the date of acquisition:

Accounts receivable	$43,662
Inventories	46,666
Other current assets	4,290
Property, plant and equipment	86,277
Identifiable intangible assets	86,261
Other assets	9,245
Accounts payable	(17,070)
Accrued expenses	(27,515)
Deferred taxes	(42,915)
Other current liabilities	(4,812)
Long term debt	(88,817)
Other non-current liabilities and other	(5,285)

89,987
Adjustment for carryover basis of continuing stockholders	9,385
Goodwill	208,546

Aggregate purchase price	$307,918

The Tempur Acquisition was accounted for as a purchase in accordance with SFAS No. 141, and Tempur-Pedic International has allocated the purchase price based upon the fair values of the net assets acquired and liabilities assumed. The changes in the carrying amount of Goodwill for the twelve months ended December 31, 2003 are as follows:

Balance as of December 31, 2002	$164,644
Foreign currency translation adjustments	(180)
Payment on earnout to former owners	39,434
Other purchase accounting adjustments	4,648

Balance as of December 31, 2003	$208,546

Goodwill has been allocated to the Domestic and International segments as follows:

Domestic	$92,316
International	116,230

Total	$208,546

(3) New Accounting Standards

In January 2003, the Financial Accounting Standard Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 requires an

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. In December 2003, the FASB issued FIN 46, as revised, which modified the effective date for implementation. In accordance with this revised standard, the Company plans to adopt FIN 46 on March 31, 2004 and does not expect its adoption to have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). SFAS 145 was effective January 1, 2003. SFAS 145 eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations” (APB 30). SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements. The adoption of SFAS 145 did not have a significant impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement nullifies Emerging Issues Task Force Issue (EITF) 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (EITF Issue 94-3).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 had no impact on the Company’s consolidated financial statements during 2003. However, future periods could be impacted by qualifying activities.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34” (FIN 45). FIN 45 elaborates on the disclosures to be made regarding obligations under certain issued guarantees by a guarantor in interim and annual financial statements. It also clarifies the requirement of a guarantor to recognize a liability at the inception of the guarantee at the fair value of the obligation. FIN 45 does not provide specific guidance for subsequently measuring the guarantor’s recognized liability over the term of the guarantee. The provisions relating to the initial recognition and measurement of a liability are applicable on a prospective basis for guarantees issued or modified subsequent to December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual financial statements for periods ending after December 15, 2002. This did not have a significant impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123” (SFAS 148), which was effective on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method on reported results. The provisions regarding alternative methods of transition do not apply to the Company, which accounts for stock-based compensation using the intrinsic value method.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments,

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new guidance amends SFAS 133, (a) in connection with other Board projects dealing with financial instruments and (b) regarding implementation issues raised in relation to the application of the definition of a derivative that contains financing components. The amendments set forth in SFAS 149 are generally effective for contracts entered into or modified after June 30, 2003. The guidance is to be applied prospectively. The adoption of SFAS 149 did not have a significant impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new guidance requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. Application of SFAS 150 to financial instruments that exist on the date of adoption should be reported through a cumulative effect of a change in an accounting principle by measuring those instruments at fair value or as otherwise required by SFAS 150. The adoption of SFAS 150 did not have a significant impact on the Company’s consolidated financial statements.

(4) Supplemental Cash Flow Information

Cash paid for interest and cash paid for income taxes was as follows:

	Predecessor
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Interest	$6,465	$5,382	$551	$15,205
Income taxes, net of refunds	$5,257	$13,769	$1,843	$33,146

(5) Property, Plant and Equipment

Property, plant and equipment, net consisted of the following:

	December 31,
	2002	2003
Land and buildings	$45,519	$50,722
Machinery and equipment	43,798	55,060
Construction in progress	1,079	26,431

	90,396	132,213
Accumulated depreciation	(2,110)	(17,472)

	$88,286	$114,741

The amounts above include capitalized interest costs on self-constructed assets for Tempur-Pedic International of $475 for the twelve months ended December 31, 2003 and for Tempur World of $1,057 for the twelve months ended December 31, 2001. These costs will be amortized on a straight line basis over the estimated useful life of related assets.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

(6) Long-term Debt

On August 15, 2003, the Issuers, wholly-owned subsidiaries of Tempur-Pedic International, issued $150,000 of Senior Subordinated Notes as part of a recapitalization. Interest on the Senior Subordinated Notes is payable on February 15 and August 15 of each year, beginning February 15, 2004. The Senior Subordinated Notes were sold in a private placement to “qualified institutional buyers” under Rule 144A. Pursuant to the terms of the issuance, on September 23, 2003, the Issuers filed a registration statement to register the Senior Subordinated Notes with the Securities and Exchange Commission. In conjunction with the issuance of the Senior Subordinated Notes, Tempur-Pedic International amended and restated its Senior Secured Credit Facility (the Senior Credit Facility). As a result of the amendment to the Senior Credit Facility Tempur-Pedic International wrote-off $7,988 of deferred financing fees to Loss on debt extinguishment. The proceeds of the Senior Subordinated Notes, together with borrowings under the Senior Credit Facility, were used to repay all of the outstanding borrowings under the 12.5% senior subordinated unsecured debt facilities (Mezzanine Debt), distribute approximately $40,000 in payments of an earn-out to former owners of Tempur World and distribute $160,000 to stockholders of Tempur-Pedic International. In conjunction with the repayment of the Mezzanine Debt, the Company expensed $3,600 related to a prepayment fee and wrote-off $1,983 of original issue discount associated with the Mezzanine Debt.

On January 23, 2004, the Issuers redeemed an aggregate principal amount of $52,500 of the outstanding Senior Subordinated Notes. The redemption price was 110.25% of the principal amount plus accrued interest, and the redemption was funded with a portion of the net proceeds of the initial public offering of the Company. The Company expects to reflect the $5,381 redemption premium as a Loss on debt extinguishment in the first quarter of 2004.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

(a) Long-term Debt—Long-term debt for Tempur-Pedic International consisted of the following:

	December 31,
	2002	2003
U.S. Term Loan A payable to a lender, interest at the IBOR plus margin (5.62% and 4.40% at 2002 and 2003, respectively), principal payments due quarterly through September 30, 2008 with a final payment on November 1, 2008	$65,000	$10,158

U.S. Term Loan B payable to a lender, interest at the IBOR plus margin (4.64% at 2003), principal payments due quarterly through June 30, 2009	—	134,325

European Term Loan A (USD Denominated) payable to a lender, interest at IBOR plus margin (5.42% and 4.40% at 2002 and 2003, respectively), principal payments due quarterly through September 30, 2008 with a final payment on November 1, 2008	55,000	37,784

European Term Loan A (EUR Denominated) payable to a lender, interest at IBOR plus margin (5.4% at 2003), principal payments due quarterly through September 30, 2008 with a final payment on November 1, 2008	—	26,750

U.S. Long-Term Revolving Credit Facility payable to a lender, interest at IBOR and index Rate plus margin (5.37% at 2002), commitment through and due November 1, 2008	16,350	—

European Long-Term Revolving Credit Facility payable to a lender, interest at IBOR and index Rate plus margin (5.17% and 4.44% at 2002 and 2003, respectively), commitment through and due November 1, 2008	9,650	15,250

U.S. Subordinated Debt payable to lenders, interest at 12.5%, commitment through and due November 1, 2009	37,500	—

European Subordinated Debt payable to lenders, interest at 12.5%, commitment through and due November 1, 2009	12,500	—

U.S. Subordinated Notes payable to institutional investors, interest at 10.25%, commitment through and due August 15, 2010	—	150,000

Mortgages payable to a bank, secured by certain property, plant and equipment and other assets, bearing fixed interest 4.0% to 5.1%	2,121	2,255

	198,121	376,522

Less: Current portion	13,565	10,496

Long-term debt before deduction of original issue discount	184,556	366,026

Less: Original issue discount	2,264	—

Long-term debt	$182,292	$366,026

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

The long-term debt of Tempur-Pedic International is scheduled to mature as follows:

Twelve Months Ending December 31,
2004	$10,496
2005	13,307
2006	13,274
2007	19,120
2008	26,664
Thereafter	293,661

Total	$376,522

(b) Senior Subordinated Notes—The Senior Subordinated Notes are unsecured senior subordinated indebtedness of the Issuers and are guaranteed on an unsecured senior subordinated basis by Tempur-Pedic International and its domestic subsidiaries other than the Issuers. The Senior Subordinated Notes have no mandatory redemption or sinking fund requirements; however, they do provide for partial redemption at the Issuers’ option under certain circumstances prior to August 15, 2006 and full redemption at the Issuers’ option on or after August 15, 2007.

The Senior Subordinated Notes contain certain nonfinancial and financial covenants which include restrictions on: the declaration or payment of dividends and distributions; the purchase, redemption, acquisition or retirement of group equity interests; the payment, purchase, redemption, defeasance, acquisition or retirement of subordinated indebtedness; investments; the incurrence of indebtedness and issuance of preferred stock; the granting of liens; the payment of dividends, the making of loans, and the transfer of properties and assets; mergers, consolidations, or sale of assets; transactions with affiliates; the acquisition or creation of additional subsidiaries; the sale and leaseback of assets; the engagement in certain business activities; and the payment for certain consents.

(c) Secured Credit Financing—The Senior Credit Facility increased borrowing availability from $170,000 to a total of $270,000 of senior secured US and European term loans and revolving credit facilities. The Senior Credit Facility consists of a (i) $20,000 US revolver; (ii) $30,000 US term loan A; (iii) $135,000 US term loan B (the US revolver, term loan A and term loan B are collectively referred to as the US Facility); (iv) $20,000 European revolver; and (v) $65,000 European term loan A (the European revolver and term loan A are collectively referred to as the European Facility).

Borrowing availability under the US and European revolving credit facilities is subject to a US Borrowing Base and European Borrowing Base, each as defined in the Senior Credit Facility. At December 31, 2003, Tempur-Pedic International had unused availability under the Senior Credit Facility of $20,185.

The aggregate amount of letters of credit outstanding under the US Facility was approximately $100 as of December 31, 2003. The aggregate amount of letters of credit outstanding under the European Facility was approximately $4,500 as of December 31, 2003.

The Senior Credit Facility subjects Tempur-Pedic International to certain financial covenants, including: minimum interest coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; maximum senior leverage ratio; and a limitation on capital expenditures, in each case as defined therein. The Company was not in compliance with certain of such covenants relating to capital expenditures and other information requirements as of December 31, 2003, but it obtained waivers from its lenders. Subsequent to year end, we were in compliance with all of our restrictive covenants.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

(d) Mezzanine Debt Facilities—On November 1, 2002, in connection with the Tempur Acquisition, the Company obtained a total of $50,000 of Mezzanine Debt under US and European term loans all of which was drawn upon at the inception of the Mezzanine Debt facilities to fund a portion of the Tempur Acquisition. The Mezzanine Debt facilities consisted of (i) a $37,500 US term loan and (ii) a $12,500 European term loan. The net proceeds from the Mezzanine Debt were $48,739 after deducting fees and expenses of $1,261, excluding the value of warrants and rights issued. The Company issued warrants to purchase the Company’s Class B-1 common stock. As of December 31, 2002, the fair value of warrants and rights issued, $2,348, is included as “Class B-1 common stock warrants” in the accompanying Consolidated Statements of Stockholders’ Equity with an offset against Long-term debt for the warrants and rights issued to Mezzanine Debt holders. The warrants were exercised in conjunction with the Company’s initial public offering on December 23, 2003.

(7) Stockholders’ Equity

(a) Dividend to Stockholders—In August 2003, the Company distributed $160,000 to all stockholders in connection with the issuance of the Senior Subordinated Notes and borrowings under the Senior Credit Facility.

(b) Stock Split—On December 23, 2003, the Board of Directors declared a 525-for-one stock split, in the form of a stock dividend. As of December 31, 2003, there were 97,317,669 shares of the Company’s common stock outstanding. All share and per share data for periods subsequent to the Tempur Acquisition have been restated to give effect to the stock split. The Company has not restated Tempur World share data and has omitted earnings per share as such information is not meaningful due to the change in capital structure that occurred with the Tempur Acquisition.

(c) Initial Public Offering—Effective with the Company’s initial public offering on December 23, 2003, the authorized shares of capital stock were increased to 300,000,000 shares of common stock and 10,000,000 shares of preferred stock. All outstanding shares of the Company’s Series A convertible preferred stock, Class A common stock, Class B-1 common stock and Class B-1 common stock warrants were converted to Tempur-Pedic International common stock on a one-for-one basis. The holders of the Company’s common stock are entitled to one vote per share on all matters which require a vote by the Company’s stockholders as outlined in the Company’s certificate of incorporation and by-laws. Subject to preferences that may be applicable to any outstanding preferred stock of the Company, holders of the Company’s common stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of the Company’s liquidation, dissolution, or winding up, the holders of the Company’s common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the Company’s preferred stock, if any, then outstanding.

The Board of Directors will be authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

The Company raised $87,500 from its initial public offering of 6,250,000 shares of common stock at a price to the public of $14.00 per share, all of which shares were issued and sold by the Company. Net proceeds of $78,957, after deducting underwriting discounts and commissions, were received by the Company and invested in short-term, investment-grade, interest-bearing instruments. On January 23, 2004, the Company used a portion of the proceeds from the initial public offering to repay $52,500 of Senior Subordinated Notes. In conjunction

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

with the repayment of the Senior Subordinated Notes, the Company expects to reflect the $5,381 redemption premium as a Loss on debt extinguishment in the first quarter of 2004. Total offering expenses were approximately $8,600.

Shares outstanding of the Company’s preferred stock and each class of common stock were as follows:

	Series A convertible Preferred stock	Common stock		Common stock Warrants	Tempur-Pedic International Common stock
		Class A	Class B-1
Balance at November 1, 2002	76,893,416	7,353,150	461,286	4,458,305	—
Stock issuance	—	—	—	—	—
Exercise of stock options	—	—	—	—	—

Balance at December 31, 2002	76,893,416	7,353,150	461,286	4,458,305	—
Exercise of stock options	—	—	1,901,550	—	—
Conversion upon IPO	(76,893,416)	(7,353,150)	(2,362,836)	(4,458,299)	91,067,701
Initial public offering	—	—	—	—	6,250,000
Other	—	—	—	(6)	(32)

Balance at December 31, 2003	—	—	—	—	97,317,669

Holders of the Company’s Series A convertible preferred stock were entitled to cash dividends, which were accrued and accumulated. Concurrent with the initial public offering, the Company’s obligation to pay accrued dividends was canceled upon conversion of the Series A convertible preferred stock into common stock.

(d) Registration Rights—On November 1, 2002, the Company and certain of its stockholders entered into a registration rights agreement (Registration Rights Agreement). Under the Registration Rights Agreement, holders of 10% of the Company’s registrable securities, as defined in the Registration Rights Agreement, and certain stockholders who held notes with an aggregate unpaid principal balance of $15,000, had the right, subject to certain conditions, to require us to register any or all of their shares under the Securities Act of 1933, as amended (Securities Act), at the Company’s expense. As of November 15, 2003, parties to the Registration Rights Agreement held 86,558,215 shares of the Company’s common stock and warrants to purchase 4,458,305 shares of the Company’s common stock. Options to purchase 6,533,720 shares of the Company’s common stock were outstanding at this time, which when exercised, cause the holders thereof to become parties to the Registration Rights Agreement. All of the 12,500,000 shares of common stock sold in the Company’s initial public offering by selling stockholders are held by parties to the Registration Rights Agreement. After the offering, parties to the Registration Rights Agreement held 78,516,520 shares of common stock of the Company. Options to purchase 6,533,720 shares of common stock of the Company are outstanding after the offering, which when exercised, cause the holders thereof to become parties to the Registration Rights Agreement. Although the Company has no current plans to file another registration statement to register these shares, certain of these holders have demand registration rights under the Registration Rights Agreement as described above.

(e) Anti-takeover effects of Delaware law and certain charter and by-law protections— The Company is not subject to the provisions of Section 203 of the Delaware General Corporation Law. The statute is intended to prohibit or delay mergers or other takeover or change in control attempts. Although the Company has elected out of the statute’s provisions, the Company could elect to be subject to Section 203 in the future. Some provisions in the Company’s certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of the Company’s common stock.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

(8) Stock-based Compensation

(a) Option Plan—In connection with the Tempur Acquisition, on November 1, 2002, the Company adopted the Option Plan to provide for grants of options to purchase shares of Class B-1 common stock to employees and directors of the Company. Options granted under the Option Plan which qualify as incentive stock options, as defined by the Code, must have an exercise price of not less than the fair market value of the Company’s Class B-1 common stock at the date of grant. The determination of the exercise price is made by the Board of Directors. Options granted under the Option Plan may provide for vesting terms as determined by the Board of Directors at the time of grant. Options may be exercised up to ten years from the grant date and up to five years from the date of grant for any stockholders who own 10% or more of the total combined voting power of all shares of stock of the Company. As of December 31, 2003, 30,975 options were exercisable at an average price of $2.46. The total number of shares of common stock subject to issuance under the Option Plan will not exceed 6,533,720 shares, subject to certain adjustment provisions. The following table summarizes information about stock options outstanding as of December 31, 2002 and 2003:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2001	—	$—
Granted	6,100,500	1.53
Exercised	—	—
Terminated	—	—

Options outstanding at December 31, 2002	6,100,500	1.53
Granted	2,733,507	2.39
Exercised	(1,901,550)	1.62
Terminated	(449,925)	1.54

Options outstanding at December 31, 2003	6,482,532	$1.87

Options outstanding at December 31, 2003 had exercise prices ranging from $1.52 – $2.86 per share and expire on November 1, 2012. The weighted average fair value at date of grant for options granted during 2003 was $4.94. The weighted average remaining contractual life is 10 years.

(b) Stock Based Compensation—Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to December 31, 2002 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2003
Expected life of option, in years	5	5
Risk-free interest rate	3%	3%
Expected volatility of stock	25%	25%
Expected dividend yield on stock	0%	0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected stock price volatility. The Company’s options have had characteristics significantly different from those of similar traded options, and changes in the subjective input can materially affect the fair value estimate.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

(c) Tempur-Pedic International 2003 Equity Incentive Plan—In connection with the initial public offering, a new incentive compensation plan went into effect (2003 Equity Incentive Plan). The 2003 Equity Incentive Plan will be administered by the Compensation Committee of the Board of Directors (Compensation Committee), which has the exclusive authority to determine eligibility to receive awards, the types and number of shares of stock subject to the awards, the price and timing of awards, the acceleration or waiver of any vesting, and performance of forfeiture restriction. The Compensation Committee, however, does not have the authority to waive any performance restrictions for performance-based awards.

Any of the Company’s employees, non-employee directors, consultants and advisors, as determined by the Compensation Committee, may be selected to participate in the 2003 Equity Incentive Plan. The 2003 Equity Incentive Plan provides for awards of stock options, stock appreciation rights, restricted stock and stock unit awards, performance shares, stock grants and performance based awards.

(d) Tempur-Pedic International 2003 Employee Stock Purchase Plan—In connection with the initial public offering, the Company has implemented a plan to sponsor an employee stock purchase plan (2003 Employee Stock Purchase Plan). The 2003 Employee Stock Purchase Plan will permit eligible employees (as defined in the 2003 Employee Stock Purchase Plan) to purchase, up to certain limits, the Company’s common stock annually over the course of two semi-annual offering periods at a price of no less than 85% of the per share amount of the common stock either at the beginning or the end of each six-month offering period, whichever is less. The Compensation Committee will administer the 2003 Employee Stock Purchase Plan. The Board of Directors may amend or terminate the plan. The 2003 Employee Stock Purchase Plan will comply with the requirements of Section 423 of the Code. The Company may issue a maximum of 500,000 shares of its common stock under this plan. This plan has been approved by the holders of a majority of outstanding shares of the Company’s common stock and preferred stock.

On December 24, 2003, the Company filed a registration statement on Form S-8 under the Securities Act to register up to 14,482,532 shares of its common stock issuable under its Option Plan and 2003 Equity Incentive Plan and up to 500,000 shares of common stock issuable under its 2003 Employee Stock Purchase Plan. These registration statements became effective upon filing.

(9) Consumer Credit Arrangements

The Company refers customers seeking extended financing to certain third party financiers (Card Servicers). The Card Servicers, if credit is granted, establish the interest rates, fees and all other terms and conditions of the customer accounts based on their evaluation of the creditworthiness of the customers. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from the Company. In connection with customer purchases financed under these arrangements, the Card Servicer pays the Company an amount equal to the total amount of such purchases, net of a non-refundable financing fee as well as an interest bearing holdback of 20% (to be released upon ultimate collection) of certain amounts financed with recourse under the program. The total amounts financed and uncollected under the program by the Company were $258 and $294 included in Accounts receivable, as of December 31, 2002 and 2003, respectively.

(10) Commitments and Contingencies

(a) Lease Commitments—Certain property, plant and equipment are leased under noncancellable capital lease agreements expiring at various dates through 2006. Such leases also contain renewal and purchase options. Tempur-Pedic International leases space for its corporate headquarters and a retail outlet under operating leases that call for annual rental payments due in equal monthly installments. Operating lease expenses were $316 and

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

$3,944 for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively. Tempur World had operating lease expenses of approximately $777 and $1,579 for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002, respectively.

Future minimum lease payments at December 31, 2003 under these non-cancelable leases are as follows:

	Capital Leases	Operating Leases
Year Ended December 31:
2004	$45	$3,342
2005	15	2,680
2006	5	2,030
2007	—	1,817
2008	—	1,696
Thereafter	—	1,273

	$65	$12,838

Less amount representing interest	6

Present value of minimum lease payments	$59

(b) Purchase Commitments—As of December 31, 2003, the Company had outstanding commitments of approximately $4,200 for capital expenditures related to the expansion of the production facility in Denmark.

(c) Litigation—The Company is party to various legal proceedings generally incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon the financial condition, liquidity or results of operations of the Company.

(11) Derivative Financial Instruments

The Company is exposed to changes in foreign currency exchange rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks associated with such activities, the Company has entered into forward foreign exchange contracts. Gains and losses on these contracts generally offset foreign currency receivables and foreign currency debt. The Company does not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor does it hedge exposure related to anticipated transactions.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings and are reflected in Other income, net. The foreign currency forward contracts held by the Company are for the exchange in United States Dollars, British Pound Sterling and Japanese Yen for the Danish Krone.

A sensitivity analysis indicates that if the exchange rates between the United States dollar and foreign currencies at December 31, 2003 increased 10%, the Company would incur losses of $262 on foreign currency forward contracts outstanding at December 31, 2003. Such losses would be largely offset by gains from the revaluation or settlement of the underlying assets and liabilities.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

The Company had derivative financial instruments, consisting of foreign currency forward contracts, with notional values of $39,722 and $13,223 and value in excess of fair value of $1,964 and less than fair value of $507 included in Other current assets and liabilities in the Consolidated Balance Sheets as of December 31, 2002 and 2003, respectively.

Tempur-Pedic International incurred foreign exchange losses on derivative financial instruments of $1,803 and $3,051 for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively. Tempur World incurred foreign exchange gains on derivative financial instruments of $57 and losses of $784 for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002, respectively. These gains and losses are offset primarily by the underlying assets and liabilities.

During January 2003, Tempur-Pedic International purchased two three-year interest rate caps (Interest Rate Caps) for the purpose of protecting $60,000 of the variable interest rate debt outstanding, at any given time, against IBOR rates rising above 5%. Under the terms of the Interest Rate Caps, the Company has paid a premium to receive payments based on the difference between 3-month IBOR and 5% during any period in which the 3-month IBOR rate exceeds 5%. The Interest Rate Caps settle on the last day of March, June, September, and December until expiration. The fair value of the Interest Rate Caps included in Prepaid expenses and other current assets was $188 as of December 31, 2003. The changes in fair value of $271 were charged to Other expense, net during the twelve months ended December 31, 2003.

(12) Income Taxes

The provision (benefit) for income taxes consisted of the following:

	Predecessor
	Twelve Months Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Current
Federal	$160	$2,400	$1,465	$5,813
State	266	1,027	232	1,403
Foreign	8,140	9,709	1,426	19,754

Total current	8,566	13,136	3,123	26,970

Deferred
Federal	886	(169)	(1,968)	(1,009)
State	197	(17)	(309)	(191)
Foreign	1,994	(514)	(206)	(2,143)

Total deferred	3,077	(700)	(2,483)	(3,343)

Total provision for income taxes	$11,643	$12,436	$640	$23,627

The provision for income taxes includes federal and state income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities. The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

The Company has established a valuation allowance for net operating loss carryforwards (NOLs) and certain other timing differences related to certain foreign operations. The Company’s foreign NOLs were $21,173 and $25,098 as of December 31, 2002 and 2003, respectively. These NOLs expire at various dates through 2013. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of these NOLs and certain other timing differences related to some of its foreign operations. The Company believes that it is more likely than not that its tax assets (other than those related to some of its foreign operations) are realizable based on the level of future reversing taxable temporary differences and on historically profitable operations which the Company believes are more likely than not to continue into the future to the extent necessary to assure realization of recorded deferred tax assets. However, there can be no assurance that such assets will be realized if circumstances change.

In conjunction with the Tempur Acquisition, on November 1, 2002 Tempur-Pedic International repatriated $44,200 from one of its foreign subsidiaries in the form of a loan that under applicable US tax principles is treated as a taxable dividend. On March 30, 2003, the $44,200 note was distributed principally in the form of a capital reduction under applicable foreign law from the foreign subsidiary (“lender”) up the chain of foreign and domestic subsidiaries to Tempur World, Inc. (“borrower”) and cancelled on March 31, 2003.

At December 31, 2003, Tempur-Pedic International had undistributed earnings of $41,550 from its foreign subsidiaries determined under US generally accepted accounting principles, translated into US dollars at the applicable exchange rate on December 31, 2003. In addition, Tempur-Pedic International had undistributed earnings from periods ending prior to November 1, 2002 of $58,978 determined under US tax principles, translated into US dollars at the applicable exchange rate on December 31, 2003. No provisions have been made for US income taxes or foreign withholding taxes on these undistributed earnings as of December 31, 2003 as these earnings are considered indefinitely reinvested.

These undistributed earnings could become subject to US income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if these undistributed earnings were remitted as dividends, loaned to the US parent company or a US subsidiary, or if the Company should sell its stock in the subsidiaries; however, the Company’s management does not currently expect these events to occur.

The Company’s effective income tax provision differs from the amount calculated using the statutory US federal income tax rate, principally due to the following:

	Two months ended December 31, 2002		Twelve months ended December 31, 2003
	Amount	Percentage of Income Before Taxes	Amount	Percentage of Income Before Taxes
Statutory US federal income tax	$(913)	35.0%	$21,424	35.0%
State income taxes, net of federal benefit	(39)	1.5	748	1.2
Foreign tax differential	(35)	1.4	(1,746)	(2.8)
Change in valuation allowance	2,078	(79.7)	2,654	4.3
Foreign tax credit, net of Section 78 gross up	(112)	4.3	(1,163)	(1.9)
Incentive Stock Options	—	—	797	1.3
Subpart F income and Section 956	163	(6.3)	1,688	2.8
Permanent and other	(502)	19.3	(775)	(1.3)

Effective income tax provision	$640	(24.5)%	$23,627	38.6%

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

Tempur World’s effective income tax provision differs from the amount calculated using the statutory US federal income tax rate, principally due to the following:

	Twelve Months Ended December 31, 2001		Ten Months Ended October 31, 2002
	Amount	Percentage of Income Before Taxes	Amount	Percentage of Income Before Taxes
Statutory US federal income tax	$8,007	34.0%	$11,326	35.0%
State income taxes, net of federal benefit	77	0.3	718	2.2
Foreign tax differential	(951)	(4.0)	(941)	(2.9)
Change in valuation allowance	2,847	12.1	2,846	8.8
Foreign tax credit, net of Section 78 gross up	248	1.0	(1,561)	(4.8)
Subpart F income	1,144	4.8	243	0.8
Permanent and other	271	1.3	(195)	(0.6)

Effective income tax provision	$11,643	49.5%	$12,436	38.5%

Subpart F income represents interest and royalties earned by a foreign subsidiary. Under the Code, such income is taxable to Tempur-Pedic International as if, in effect, earned directly by Tempur-Pedic International.

The net deferred tax asset and liability recognized in the Consolidated Balance Sheets consisted of the following:

	December 31, 2002	December 31, 2003
Deferred tax assets:
Start up costs	$44	$33
Inventories	2,909	3,402
Net operating losses	6,539	8,797
Property, plant and equipment	994	1,071
Accrued expenses and other	2,142	2,290

Total deferred tax assets	12,628	15,593
Valuation allowances	(9,202)	(11,425)

Net deferred tax assets	$3,426	$4,168

Deferred tax liabilities:
Original issue discount	(652)	(648)
Goodwill	—	(23)
Property, plant and equipment	(7,822)	(8,324)
Intangible assets	(32,401)	(28,531)

Total deferred tax liabilities	(40,875)	(37,526)

Net deferred tax liability	$(37,449)	$(33,358)

During 2003, the Danish taxing authority commenced an examination of tax years 1999 to 2001. Although the outcome of tax audits is always uncertain, the Company does not anticipate any material adverse effects on its consolidated financial position, results of operations or cash flows in the event of an unfavorable resolution.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

(13) Major Customers

Five customers accounted for approximately 23% and 22% of Tempur-Pedic International sales for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively, one of which accounted for approximately 11% and 8% of sales for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively, all of which was sold to the Domestic segment. These same customers also accounted for approximately 24% and 18% of accounts receivable as of December 31, 2002 and 2003, respectively.

Five customers accounted for approximately 17% and 24% of Tempur World sales for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002, respectively, one of which accounted for approximately 12% and 10% of sales for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002, respectively, all of which was sold to the Domestic segment.

(14) Benefit Plan

A subsidiary of the Company has a defined contribution plan (the Plan) whereby eligible employees may contribute up to 15% of their pay subject to certain limitations as defined by the Plan. Employees are eligible to receive matching contributions at the start of employment with the Company. The Plan provides a 100% match of the first 3% and 50% of the next 2% of eligible employee contributions. All matching contributions vest immediately. The Company incurred $27 and $148 of expenses associated with the Plan for the two months ended December 31, 2002 and the twelve months ended December 31, 2003, respectively. Tempur World incurred $153 and $116 of expenses associated with the Plan for the twelve months ended December 31, 2001 and the ten months ended October 31, 2002, respectively.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

(15) Earnings (Loss) Per Share

	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Numerator:
Net (loss) income	$(3,247)	$37,575
Preferred stock dividends	(1,958)	—

Net (loss) income available to common stockholders—numerator for basic earnings per share	(5,205)	37,575
Effect of dilutive securities:
Preferred stock dividends	—	—

Net (loss) income available to common stockholders after assumed conversion—numerator for diluted earnings per share	$(5,205)	$37,575

Denominator:
Denominator for basic (loss) earnings per share—weighted average shares	7,814,625	11,329,617
Effect of dilutive securities:
Employee stock options	—	5,547,189
Warrants	—	4,299,511
Convertible preferred stock	—	74,154,924

Dilutive potential common shares	—	84,001,624

Denominator for diluted (loss) earnings per share—adjusted weighted average shares	7,814,625	95,331,241

Basic (loss) earnings per share	$(0.67)	$3.32

Diluted (loss) earnings per share	$(0.67)	$0.39

The Company has omitted Tempur World earnings per share as such information is not considered meaningful due to the change in capital structure that occurred with the Tempur Acquisition.

(16) Business Segment Information

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and assessing performance. The Company operates in two business segments: Domestic and International. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations.

Beginning in 2002, following the opening of the Company’s United States manufacturing facility, the Company changed the reporting structure from a single segment to Domestic and International operating segments. This change was consistent with the Company’s ability to monitor and report operating results in these segments. The Domestic segment consists of the United States manufacturing facility whose customers include the US sales distribution company and certain North American third party distributors. The International segment consists of the manufacturing facility in Denmark whose customers include all of the distribution subsidiaries and third party distributors outside the Domestic segment. The Company evaluates segment performance based on Operating income (loss).

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

The following table summarizes segment information:

	Predecessor
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Revenues from external customers:
Corporate	$—	$—	$—
Domestic	131,399	33,860	282,248
International	105,916	26,784	196,887

	$237,315	$60,644	$479,135

Intersegment sales:
Corporate	$—	$—	$—
Domestic	—	—	—
International	(16,777)	(2,226)	(48,774)
Intercompany eliminations	16,777	2,226	48,774

	$—	$—	$—

Operating income (loss):
Corporate	$(3,249)	$(1,136)	$(12,611)
Domestic	22,104	2,140	51,966
International	21,538	(1,987)	57,719

	$40,393	$(983)	$97,074

Depreciation and amortization:
Corporate	$1,352	$597	$10,260
Domestic	3,444	1,318	7,716
International	5,587	1,391	8,266

	$10,383	$3,306	$26,242

Total assets:
Corporate	$54,195	$91,180	$332,018
Domestic	123,615	311,312	477,406
International	137,060	314,471	346,156
Intercompany eliminations	(115,229)	(268,370)	(535,231)

	$199,641	$448,593	$620,349

Capital expenditures:
Corporate	$120	$7	$430
Domestic	3,362	353	23,372
International	5,693	1,601	8,795

	$9,175	$1,961	$32,597

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

The following table sets forth Net sales by significant product group:

	Predecessor
	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Twelve Months Ended December 31, 2003
Mattresses	$124,781	$31,286	$268,188
Pillows	72,396	18,816	132,750
All other	40,138	10,542	78,197

	$237,315	$60,644	$479,135

The Domestic segment purchases certain products produced by the Danish manufacturing facility included in the International segment and sells those products to Domestic segment customers. The profits from these sales, amounting to $3,341 for the ten months ended October 31, 2002, $651 for the two months ended December 31, 2002 and $12,916 for the twelve months ended December 31, 2003, are allocated to Operating income (loss) in the Domestic segment. Although these transactions are reported in the Domestic segment, the profit from these sales remain in the International segment for statutory purposes.

As the Company operated in one segment prior to the start up of the United States manufacturing facility, the Company has not restated prior year segment information to reflect the new reporting structure. The consolidated financial statements herein present all of the required disclosures for a single segment.

(17) Condensed Consolidating Financial Information

On August 15, 2003, the Issuers issued $150,000 aggregate principal amount of Senior Subordinated Notes. The Senior Subordinated Notes are unsecured senior subordinated indebtedness of the Issuers and are fully and unconditionally and joint and severally guaranteed on an unsecured senior subordinated basis by the Issuers’ ultimate parent, Tempur-Pedic International (Successor to Tempur World), and two intermediate parent limited liability companies (referred to as the “Combined Guarantor Parents” and all of Tempur-Pedic International’s (Successor to Tempur World) current and future domestic subsidiaries (referred to collectively as the Combined Guarantor Subsidiaries), other than the Issuers. The Issuers and subsidiary guarantors are indirectly 100% owned subsidiaries of the Combined Guarantor Parents and the subsidiary guarantors are 100% owned subsidiaries of the Issuers. The foreign subsidiaries (referred to as Combined Non-Guarantor Subsidiaries) represent the foreign operations of the Company and will not guarantee this debt. The following financial information presents condensed consolidating balance sheets as of December 31, 2002 and 2003, condensed consolidating statements of income and statements of cash flows for the twelve months ended December 31, 2001 (unaudited), the ten months ended October 31, 2002, the two months ended December 31, 2002, and the twelve months ended December 31, 2003 for the Combined Guarantor Parents, Issuers and their Subsidiary Guarantors and Combined Non-Guarantor Subsidiaries.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

Condensed Consolidating Statement of Income for the Twelve Months Ended December 31, 2001

(Predecessor Unaudited)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments		Consolidated
Net sales	$—	$64,880	$—	$48,346	$108,288	$		$221,514
Cost of goods sold	—	47,147	(76)	16,839	43,659		—	107,569

Gross profit		17,733	76	31,507	64,629			113,945
Operating expenses	—	14,369	6,082	28,233	34,890			83,574

Operating income	—	3,364	(6,006)	3,274	29,739		—	30,371
Interest income (expense) net	—	(3,234)	(960)	26	(2,387)			(6,555)
Other income (loss)	—	10,967	—	(10,989)	(294)			(316)
Income taxes	—	1,686	(326)	—	10,283			11,643

Net income (loss)	$—	$9,411	$(6,640)	$(7,689)	$16,775		$—	$11,857

Condensed Consolidating Statement of Cash Flows for the Twelve Months Ended December 31, 2001

(Predecessor Unaudited)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$—	$9,411	$(6,640)	$(7,689)	$16,775	$—	$11,857
Non-cash expenses	—	2,466	2,151	804	11,174	—	16,595
Changes in working capital	—	(43,287)	30,596	6,921	(2,966)	—	(8,736)

Net cash provided by (used for) operating activities	—	(31,410)	26,107	36	24,983	—	19,716
Net cash provided by (used for) investing activities	—	(20,652)	(1,005)	—	(13,205)	—	(34,862)
Net cash provided by (used for) financing activities	—	52,536	(25,096)	—	(14,847)	—	12,593
Effect on exchange rate changes on cash	—	—	—	—	(481)	—	(481)

Net increase (decrease) in cash and cash equivalents	—	474	6	36	(3,550)	—	(3,034)
Cash and cash equivalents at beginning of period	—	1,527	1	—	9,044	—	10,572

Cash and cash equivalents at end of period	$—	$2,001	$7	$36	$5,494	$—	$7,538

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

Condensed Consolidating Statement of Income for the Ten Months Ended October 31, 2002

(Predecessor)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$—	$86,730	$—	$44,669	$122,592	$(16,677)	$237,314
Cost of goods sold	—	46,997	(293)	19,850	60,351	(16,677)	110,228

Gross profit	—	39,733	293	24,819	62,241	—	127,086
Operating expenses	—	20,598	3,542	25,191	37,362		86,693

Operating income	—	19,135	(3,249)	(372)	24,879	—	40,393
Interest income (expense), net	—	(2,599)	(1,603)	(79)	(2,011)		(6,292)
Other income (loss)	—	7,015	(819)	(6,907)	(1,013)		(1,724)
Income taxes	—	6,599	(3,359)	—	9,196		12,436

Net income (loss)	$—	$16,952	$(2,312)	$(7,358)	$12,659	$—	$19,941

Condensed Consolidating Statement of Cash Flows for the Ten Months Ended October 31, 2002

(Predecessor)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$—	$16,952	$(2,312)	$(7,358)	$12,659	$—	$19,941
Non-cash expenses	—	4,637	3,190	482	2,829	—	11,138
Changes in working capital	—	(13,689)	1,531	8,203	(4,418)	—	(8,373)

Net cash provided by operating activities	—	7,900	2,409	1,327	11,070	—	22,706
Net cash used for investing activities	—	(1,269)	(120)	(1,363)	(1,894)	—	(4,646)
Net cash provided by financing activities	—	(8,900)	(1,889)	—	(8,913)		(19,702)
Effect on exchange rate changes on cash	—	—	—	—	484	—	484

Net increase (decrease) in cash and cash equivalents	—	(2,269)	400	(36)	747	—	(1,158)
Cash and cash equivalents at beginning of period	—	2,001	7	36	5,494	—	7,538

Cash and cash equivalents at end of period	$—	$(268)	$407	$—	$6,241	$—	$6,380

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

Condensed Consolidating Balance Sheet as of December 31, 2002

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$—	$50,271	$2,883	$2,239	$85,688	$(39,799)	$101,282
Property, plant and equipment, net	—	33,707	199	1,308	53,072	—	88,286
Other noncurrent assets	152,569	223,787	88,098	—	175,711	(381,140)	259,025

Total assets	$152,569	$307,765	$91,180	$3,547	$314,471	$(420,939)	$448,593

Current liabilities	$—	$21,477	$21,075	$29,932	$37,108	$(39,650)	$69,942
Noncurrent liabilities	—	132,019	147,459	392	96,184	(149,009)	227,045
Equity (deficit)	152,569	154,269	(77,354)	(26,777)	181,179	(232,280)	151,606

Total liabilities and equity (deficit)	$152,569	$307,765	$91,180	$3,547	$314,471	$(420,939)	$448,593

Condensed Consolidating Statement of Income for the Two Months Ended December 31, 2002

	Ultimate Parent		Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$		$21,578	$—	$12,282	$29,010	$(2,226)	$60,644
Cost of goods sold			15,491	(73)	5,031	19,589	(2,226)	37,812

Gross profit		—	6,087	73	7,251	9,421	—	22,832
Operating expenses		3	5,063	1,205	6,785	10,759	—	23,815

Operating income		(3)	1,024	(1,132)	466	(1,338)	—	(983)
Interest income (expense), net			(644)	(1,944)	(20)	(347)	—	(2,955)
Other income (loss)			2,116	420	(1,833)	628	—	1,331
Income taxes			584	(875)	—	931	—	640

Net income (loss)		$(3)	$1,912	$(1,781)	$(1,387)	$(1,988)	$—	$(3,247)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

Condensed Consolidating Statement of Cash Flows for the Two Months Ended December 31, 2002

	Ultimate Parent		Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)		$(3)	$1,912	$(1,781)	$(1,387)	$(1,988)	$—	$(3,247)
Non-cash expenses			(29)	(8,472)	(48)	7,828	—	(721)
Changes in working capital			(8,931)	12,729	1,411	11,144	—	16,353

Net cash provided by operating activities		(3)	(7,048)	2,476	(24)	16,984	—	12,385
Net cash used for investing activities			(354)	(7)	—	(1,498)	—	(1,859)
Net cash provided by financing activities		3	9,012	(2,267)	—	(10,969)		(4,221)
Effect on exchange rate changes on cash			—		—	597	—	597

Net increase (decrease) in cash and cash equivalents		—	1,610	202	(24)	5,114	—	6,902
Cash and cash equivalents at beginning of period			(932)	407	—	6,277	—	5,752

Cash and cash equivalents at end of period	$		$678	$609	$(24)	$11,391	$—	$12,654

Condensed Consolidating Balance Sheet as of December 31, 2003

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$4,884	$96,480	$11,793	$5,483	$121,599	$(94,795)	$145,444
Property, plant and equipment, net	—	52,340	336	3,523	58,542	—	114,741
Other noncurrent assets	100,397	319,580	214,608	—	166,015	(440,436)	360,164

Total assets	$105,281	$468,400	$226,737	$9,006	$346,156	$(535,231)	$620,349

Current liabilities	$1,874	$49,491	$42,846	$49,727	$41,317	$(94,795)	$90,460
Noncurrent liabilities	32,000	463,217	170,898	109	245,873	(504,917)	407,180
Equity (deficit)	71,407	(44,308)	12,993	(40,830)	58,966	64,481	122,709

Total liabilities and equity (deficit)	$105,281	$468,400	$226,737	$9,006	$346,156	$(535,231)	$620,349

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

Condensed Consolidating Statement of Income for the Twelve Months Ended December 31, 2003

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net Sales	$—	$197,085	$—	$85,163	$245,661	$(48,774)	$479,135
Cost of goods sold	—	110,083	(601)	37,666	125,491	(48,774)	223,865

Gross profit	—	87,002	601	47,497	120,170	—	255,270
Operating Expenses	4,626	40,858	8,586	41,674	62,452	—	158,196

Operating Income	(4,626)	46,144	(7,985)	5,823	57,718	—	97,074
Interest income (expense) net	—	(10,876)	(6,212)	(45)	(3,406)	—	(20,539)
Other income (loss)	(2)	13,090	(1,053)	(19,833)	(7,535)	—	(15,333)
Income Taxes	(5)	11,640	(5,657)	—	17,649	—	23,627

Net income (loss)	$(4,623)	$36,718	$(9,593)	$(14,055)	$29,128	$—	$37,575

Condensed Consolidating Statement of Cash Flows for the Twelve Months Ended December 31, 2003

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$(4,623)	$36,718	$(9,593)	$(14,055)	$29,128	$—	$37,575
Non-cash expenses	6,012	13,120	4,599	217	5,506	—	29,454
Changes in working capital	119,133	(128,474)	7,492	16,054	(34,284)	—	(20,079)

Net cash provided by operating activities	120,522	(78,636)	2,498	2,216	350	—	46,950
Net cash used for investing activities	(39,434)	(23,307)	(430)	(2,192)	(5,744)	—	(71,107)
Net cash provided by financing activities	(76,332)	102,196	(1,132)	—	1,842	—	26,574
Effect on exchange rate changes on cash	—	—	—	—	(841)	—	(841)

Net increase (decrease) in cash and cash equivalents	4,756	253	936	24	(4,393)	—	1,576

Cash and cash equivalent at beginning of the of period	—	678	609	(24)	11,391	—	12,654

Cash and cash equivalents at end of period	$4,756	$931	$1,545	$—	$6,998	$—	$14,230

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands except share and per share data)

(18) Adoption of SFAS 142, “Goodwill and Intangibles Assets”

On January 1, 2002, the Company adopted SFAS 142. Under SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are subject to an assessment for impairment on a reporting unit basis by applying a fair-value-based test annually, and more frequently if circumstances indicate a a possible impairment. Separate intangible assets that are not deemed to have an indefinite live continue to be amortized over their useful lives.

Prior to the adoption of SFAS 142, the Company had $17,807 of goodwill acquired in 1999 that was amortized on a straight-line basis over a period of 15 years. Had the Company accounted for goodwill in accordance with SFAS 142 in 2001, net income would have been as follows:

2001
Reported Net Income Add back	$11,875
Goodwill amortization, net of tax	1,310

Adjusted Net Income	$13,185

(19) Quarterly Financial Data (Unaudited)

Quarterly results of operations for the twelve months ended December 31, 2003 are summarized below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Operating revenues	$105,129	$113,675	$123,555	$136,776
Operating income	22,381	27,100	22,728	24,865
Net income (loss)	10,885	14,780	325	11,585
Basic earnings (loss) per share	$1.39	$1.89	$0.04	$0.53
Diluted earnings (loss) per share	$0.12	$0.16	$0.00	$0.12

The sum of the quarterly earnings per share amounts does not equal the annual amount reported since per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share amounts)

	September 30, 2004	December 31, 2003
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$25,174	$ 14,230
Accounts receivable, net	92,580	60,309
Inventories	53,391	58,276
Prepaid expenses and other current assets	8,018	6,937
Deferred income taxes	6,255	5,692

Total current assets	185,418	145,444
Property, plant and equipment, net	122,372	114,741
Goodwill	206,884	208,546
Other intangible assets, net	77,017	80,000
Restricted cash	—	60,243
Deferred financing and other non-current assets, net	11,546	11,375

Total assets	603,237	620,349

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$29,585	$ 25,886
Accrued expenses and other	57,576	54,078
Current portion of long-term debt	9,718	10,496

Total current liabilities	96,879	90,460
Long-term debt	286,178	366,026
Deferred income taxes	40,240	39,049
Other non-current liabilities	2,008	2,105

Total liabilities	425,305	497,640
Commitments and contingencies (see note)
Stockholders’ Equity:
Common stock, $.01 par value, 300,000,000 shares authorized, 97,816,948 and 97,317,669 shares issued and outstanding on September 30, 2004 and December 31, 2003, respectively	978	973
Additional paid in capital	250,858	249,946
Deferred stock compensation, net of amortization of $8,477 and $4,221 as of September 30, 2004 and December 31, 2003, respectively	(4,679)	(8,935)
Retained deficit	(76,503)	(127,630)
Accumulated other comprehensive income	7,278	8,355

Total stockholders’ equity	177,932	122,709

Total liabilities and stockholders’ equity	$603,237	$620,349

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net sales	$181,737	$123,555	$486,460	$342,359
Cost of sales	85,657	60,170	228,228	158,805

Gross profit	96,080	63,385	258,232	183,554
Selling expenses	34,911	26,429	101,519	75,499
General and administrative expenses	17,683	13,452	48,974	34,655
Research and development expenses	651	777	1,381	1,191

Operating income	42,835	22,727	106,358	72,209
Other income (expense), net:
Interest expense, net	(6,220)	(5,584)	(17,865)	(13,743)
Loss on extinguishment of debt	—	(13,669)	(5,381)	(13,669)
Other, net	(175)	(969)	21	(1,476)

Total other expense	(6,395)	(20,222)	(23,225)	(28,888)
Income before income taxes	36,440	2,505	83,133	43,321
Income tax provision	14,029	2,180	32,006	17,331

Net income	$22,411	$325	$51,127	$25,990

Basic earnings per share	$0.23	$0.04	$0.52	$3.21

Diluted earnings per share	$0.22	$0.00	$0.50	$0.28

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands except share and per share amounts)

	Nine Months Ended
	September 30, 2004	September 30, 2003
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$51,127	$25,990
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,938	14,437
Amortization of deferred financing costs	2,432	1,435
Write-off of deferred financing costs	—	7,988
Amortization of original issue discount	—	281
Write-off of original issue discount	—	1,983
Stock based compensation amortization	4,256	1,879
Provision for doubtful accounts	2,992	1,394
Deferred income taxes	2,202	(4,078)
Foreign currency adjustments	53	(702)
Loss (gain) on sale of equipment	367	(138)
Changes in operating assets and liabilities:
Accounts receivable	(35,709)	(13,359)
Inventories	4,232	(15,716)
Prepaid expenses and other current assets	(1,267)	(1,454)
Accounts payable	3,842	6,874
Accrued expenses and other	4,264	14,956

Net cash provided by operating activities	55,729	41,770

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(23,014)	(17,266)
Proceeds from sale of equipment	77	721

Net cash used by investing activities	(22,937)	(16,545)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility	33,511	46,751
Repayments of revolving credit facility	(35,670)	(48,820)
Proceeds from term loans	—	433,236
Repayments of term loans	(77,758)	(248,728)
Repayments of other long term debt	(248)	(28)
Payments of deferred financing costs	(2,361)	(10,722)
Payments of dividends to shareholders	—	(160,000)
Payments to former owners	—	(39,434)
Cash held in trust for repayment of Senior Subordinated Notes	60,243	—
Proceeds from issuance of common stock	797	2,937

Net cash used by financing activities	(21,486)	(24,808)

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH	(362)	(559)

Increase (decrease) in cash and cash equivalents	10,944	(142)

CASH AND CASH EQUIVALENTS, beginning of period	14,230	12,654

CASH AND CASH EQUIVALENTS, end of period	$25,174	$12,512

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(In thousands except share and per share amounts)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation and Description of Business—Tempur-Pedic International Inc. and subsidiaries (Tempur-Pedic International or the Company) is a US-based multinational corporation incorporated in Delaware. The Company manufactures, markets, and sells advanced visco-elastic products including pillows, mattresses and other related products. The Company manufactures essentially all of its products in Europe and in the United States. The Company has sales and distribution companies operating in the US, Europe and the Asia Pacific region. In addition, the Company has third party distributor arrangements in certain other countries where it does not have distribution companies. Currently, the Company sells its products in 60 countries and extends credit based on the creditworthiness of its customers.

The accompanying Financial Statements, prepared in accordance with Regulation S-X, are unaudited and do not include all the information and disclosures required by generally accepted accounting principles in the United States for complete financial statements. Accordingly, these accompanying unaudited financial statements should be read in conjunction with the consolidated financial statements of the Company and related footnotes for the year ended December 31, 2003 included in this prospectus.

The results of operations for the interim periods are not necessarily indicative of results of operations for a full year. All necessary adjustments for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein.

On August 15, 2003, Tempur-Pedic, Inc. and Tempur Production USA, Inc. (Issuers) issued $150,000 aggregate principal amount of 10 1/4 % Senior Subordinated Notes due 2010 (Senior Subordinated Notes). The Senior Subordinated Notes are unsecured senior subordinated indebtedness of the Issuers and are fully and unconditionally and jointly and severally guaranteed on an unsecured senior subordinated basis by the Issuers’ ultimate parent, Tempur-Pedic International, and certain other subsidiaries of Tempur-Pedic International. On January 23, 2004, the Issuers redeemed an aggregate principal amount of $52,500 of outstanding Senior Subordinated Notes. The redemption price was 110.25% of the principal amount plus accrued interest, and the redemption was funded with a portion of the net proceeds from the initial public offering of the Company. The Company reflected the $5,381 redemption premium as a Loss on extinguishment of debt included in Other income (expense), net in the nine months ended September 30, 2004.

On December 23, 2003, the Company closed its initial public offering of 21,562,500 shares of its common stock at an initial offering price of $14.00 per share. Of the 21,562,500 shares offered, the Company sold 6,250,000 shares and certain of the Company’s stockholders sold a total of 15,312,500 shares, which included the exercise in full of the underwriters’ overallotment option. The shares are traded on the New York Stock Exchange under the symbol “TPX”. The net proceeds received by the Company were $81,813, before transaction costs of approximately $2,855. Total offering expenses were approximately $8,600, including underwriters’ discount.

(b) Reclassification—Certain amounts have been reclassified to conform to the 2004 presentation.

(c) Basis of Consolidation—The Financial Statements include the accounts of Tempur-Pedic International Inc. and its subsidiaries. All subsidiaries, directly or indirectly, are wholly owned. All intercompany balances and transactions have been eliminated.

(d) Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Foreign Currency Translation—Assets and liabilities of non-United States subsidiaries, whose functional currency is the local currency, are translated at period-end exchange rates. Income and expense items are translated at the weighted average rates of exchange prevailing during the period. The adjustment resulting from translating the financial statements of such foreign subsidiaries is included in Accumulated other comprehensive income, a component of Stockholders’ equity. Foreign currency transaction gains and losses are reported in results of operations.

(f) Financial Instruments and Hedging—Derivative financial instruments are used within the normal course of business principally to manage foreign currency exchange rate risk. These instruments are generally short term in nature and are subject to fluctuations in foreign exchange rates and credit risk. Credit risk is managed through the selection of sound financial institutions as counterparties. The changes in fair market value of foreign exchange derivatives are recognized currently in Accumulated other comprehensive income.

(g) Inventories—Inventories are stated at the lower of cost or market, determined by the first-in, first-out method and consisted of the following:

	September 30, 2004	December 31, 2003
Finished goods	$33,808	$35,531
Work-in-process	6,787	6,555
Raw materials and supplies	12,796	16,190

	$53,391	$58,276

(h) Long-Lived Assets—In accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long Lived Assets”, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset or group of assets, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value.

(i) Goodwill and Other Intangible Assets—The Company follows Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company performs an annual impairment test on all existing Goodwill and unamortized indefinite life intangible assets in the fourth quarter of each year. The Company performed the annual impairment test in the fourth quarter of 2003 to all existing Goodwill and unamortized indefinite life intangible assets and no impairment existed as of December 31, 2003. If facts and circumstances lead the Company’s management to believe that one of its assets may be impaired, the Company will evaluate the extent to which that cost is recoverable by comparing the future net undiscounted cash flows estimated to be associated with that asset to the asset’s carrying amount and write down that carrying amount to fair value to the extent necessary.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

The following table summarizes information relating to the Company’s Other intangible assets:

	September 30, 2004				December 31, 2003
	Useful Lives (years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Unamortized indefinite life intangible assets:
Trademarks		$55,000	$—	$55,000	$55,000	$—	$55,000
Amortized intangible assets:
Technology	10	$16,000	$3,067	$12,933	$16,000	$1,867	$14,133
Patents	5	5,048	1,920	3,128	5,000	1,167	3,833
Customer database	5	4,200	1,610	2,590	4,200	980	3,220
Foam formula	10	3,700	709	2,991	3,700	432	3,268
Non-competition agreements and other	1.5 - 5	2,231	1,856	375	2,044	1,498	546

Total		$86,179	$9,162	$77,017	$85,944	$5,944	$80,000

Amortization expense relating to intangible assets for Tempur-Pedic International was $976 and $1,248 for the three months ended September 30, 2004 and September 30, 2003, respectively. For the nine months ended September 30, 2004 and September 30, 2003, amortization expense relating to intangible assets was $3,218 and $3,790, respectively.

The changes in the carrying amount of Goodwill for the nine months ended September 30, 2004 are related to changes in amounts for foreign currency and the utilization of net operating losses from periods prior to November 1, 2002 as follows:

Balance as of December 31, 2003	$208,546
Foreign currency translation adjustments	(179)
Other purchase accounting adjustments	(1,483)

Balance as of September 30, 2004	$206,884

In addition, Goodwill as of September 30, 2004 has been allocated to the Domestic and International segments as follows:

Domestic	$90,717
International	116,167

$206,884

(j) Accrued Sales Returns—Estimated sales returns are provided at the time of sale based on historical sales returns. Tempur-Pedic International allows product returns ranging from 90 to 120 days following a sale. Accrued sales returns are included in Accrued expenses and other in the accompanying Condensed Consolidated Balance Sheets. Certain reclassifications have been made to the current period presentation. Accordingly, the following amounts reported as Amounts accrued and Returns charged to accrual are not comparable to amounts presented prior to April 1, 2004.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

Tempur-Pedic International had the following activity for sales returns from December 31, 2003 to September 30, 2004:

Balance as of December 31, 2003	$5,456
Amounts accrued	27,888
Returns charged to accrual	(27,896)

Balance as of September 30, 2004	$5,448

(k) Warranties—The Company provides a 20-year warranty for US sales and a 15-year warranty for non-US sales on mattresses, each prorated for the last 10 years. In addition, a 2-year to 3-year warranty is provided on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. Warranties are included in Accrued expenses and other in the Condensed Consolidated Balance Sheets.

Tempur-Pedic International had the following activity for warranties from December 31, 2003 to September 30, 2004:

Balance as of December 31, 2003	$4,020
Amounts accrued	1,271
Warranties charged to accrual	(1,650)

Balance as of September 30, 2004	$3,641

(l) Income Taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (SFAS 5), the Company accrues for probable foreign and domestic tax obligations as required by facts and circumstances in the various regulatory environments.

At September 30, 2004, the Company had undistributed earnings of $72,955 from its foreign subsidiaries determined under US GAAP. In addition, the Company had undistributed earnings from periods ending prior to November 1, 2002 of $57,692 determined under US tax principles. No provisions have been made for US income taxes or foreign withholding taxes on these undistributed earnings as of September 30, 2004 as these earnings are considered indefinitely reinvested.

These undistributed earnings could become subject to US income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if these undistributed earnings were remitted as dividends, loaned to the US parent company or a US subsidiary, or if the Company should sell its stock in the subsidiaries; however, the Company’s management does not currently expect these events to occur.

(m) Revenue Recognition—Sales of products are recognized when the products are shipped to customers and the risks and rewards of ownership are transferred. No collateral is required on sales made in the normal course of business. Allowance for doubtful accounts was $6,039 and $4,193 as of September 30, 2004 and December 31, 2003, respectively. Deposits made by customers are recorded as a liability and recognized as a sale when product is shipped. Tempur-Pedic International had $2,187 and $4,639 of deferred revenue included in Accrued expenses and other in the accompanying Condensed Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003, respectively.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

Tempur-Pedic International reflects all amounts billed to customers for shipping in Net sales and the costs incurred from shipping product in Cost of sales. Amounts included in Net sales for shipping and handling were approximately $6,299 and $4,732 for the three months ended September 30, 2004 and September 30, 2003, respectively. Amounts included in Net sales for shipping and handling were approximately $17,248 and $13,610 for the nine months ended September 30, 2004 and September 30, 2003, respectively. Amounts included in Cost of sales for shipping and handling were approximately $15,279 and $11,552 for the three months ended September 30, 2004 and September 30, 2003, respectively. Amounts included in Cost of sales for shipping and handling were approximately $42,396 and $31,257 for the nine months ended September 30, 2004 and September 30, 2003, respectively.

(n) Advertising Costs—Tempur-Pedic International expenses advertising costs as incurred except for production costs and advance payments, which are deferred and expensed when advertisements run for the first time. Direct response prepayments are deferred and are amortized over the length of the program, generally four months. For the three months ended September 30, 2004 and September 30, 2003, advertising costs charged to expense were approximately $18,369 and $12,305, respectively, excluding trade show and exhibition costs of $4,397 and $4,175, respectively. For the nine months ended September 30, 2004 and September 30, 2003, advertising costs charged to expense were approximately $51,884 and $35,716 respectively, excluding trade show and exhibition costs of $13,169 and $11,479, respectively. Deferred advertising costs are included in Prepaid expenses and other current assets in the accompanying Condensed Consolidated Balance Sheets, and were approximately $4,237 and $4,473 as of September 30, 2004 and December 31, 2003, respectively.

(o) Stock-Based Compensation—The Company has adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (SFAS 123). In accordance with SFAS 123, the Company has elected to account for employee stock option issuances under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25 no compensation expense is recognized in the statements of income for stock granted to employees and non-employee directors, if the exercise price at least equals the fair value of the underlying stock on the date of grant.

Stock options are granted under various stock compensation programs to employees. For purposes of pro forma disclosures in accordance with SFAS 123, the estimated fair value of the options is amortized to expense over the options’ vesting period.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

Pro forma information in accordance with SFAS 123 for Tempur-Pedic International is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Net income as Reported	$22,411	$325	$51,127	$25,990
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,266	1,557	4,256	1,720
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,146)	(1,945)	(6,859)	(2,248)

Pro forma Net income	$21,531	$(63)	$48,524	$25,462

Earnings per share:
Basic as reported	$0.23	$0.04	$0.52	$3.21

Diluted as reported	$0.22	$0.00	$0.50	$0.28

Basic—Pro forma	$0.22	$(0.01)	$0.50	$3.15

Diluted—Pro forma	$0.21	$0.00	$0.47	$0.28

Certain options granted prior to the initial public offering have exercise prices that are less than the deemed market value of the underlying common stock at the date of grant. The unearned stock-based compensation will be amortized to compensation expense over the respective vesting term, based on “graded vesting” methodology. The Company has unearned stock-based compensation of $4,679 as of September 30, 2004, which has been reflected as a component of Stockholders’ Equity. The Company recorded $1,266 of compensation expense for the three months ended September 30, 2004, and $4,256 for the nine months ended September 30, 2004. The future amortization of unearned stock-based compensation costs will be $915 for the remainder of 2004, $2,445 in 2005, $1,105 in 2006 and $214 in 2007.

(2) New Accounting Standard

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. On October 10, 2003, the FASB issued Staff Position (FSP) FIN 46-6, “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities,” (the FSP). The FSP is a broad-based deferral of the effective date of FIN 46 for VIEs created or acquired prior to February 1, 2003. The Company adopted the provision of FIN 46 effective on March 31, 2004 and its adoption did not have an impact on the Condensed Consolidated Financial Statements.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

(3) Supplemental Cash Flow Information

Cash payments for interest and income taxes were as follows for the three months and nine months:

	Three Months Ended		Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Interest	$8,466	$7,030	$20,897	$13,179
Income taxes, net of refunds	$10,564	$2,050	$24,411	$8,875

Non-cash investing and financing activities have been excluded from the Condensed Consolidated Statements of Cash Flows.

(4) Property, Plant and Equipment

Property and equipment, net consisted of the following:

	September 30, 2004	December 31, 2003
Land and buildings	$60,028	$50,722
Machinery and equipment	75,817	55,060
Construction in progress	17,322	26,431

	153,167	132,213
Total accumulated depreciation	(30,795)	(17,472)

	$122,372	$114,741

(5) Long-term Debt

(a) Senior Subordinated Notes—The Senior Subordinated Notes are unsecured senior subordinated indebtedness of the Issuers and are guaranteed on an unsecured senior subordinated basis by Tempur-Pedic International and certain of its subsidiaries. The Senior Subordinated Notes have no mandatory redemption or sinking fund requirements; however, they do provide for partial redemption at the Issuer’s option under certain circumstances prior to August 15, 2006 and full redemption at the Issuer’s option on or after August 15, 2007.

The Senior Subordinated Notes contain certain nonfinancial and financial covenants which include restrictions on: the declaration or payment of dividends and distributions; the purchase, redemption, acquisition or retirement of group equity interests; the payment, purchase, redemption, defeasance, acquisition or retirement of subordinated indebtedness; investments; the incurrence of indebtedness and issuance of preferred stock; the granting of liens; the making of loans and the transfer of properties and assets; mergers, consolidations or sale of assets; transactions with affiliates; the acquisition or creation of additional subsidiaries; and the sale and leaseback of assets. The Company was in compliance with all covenants as of September 30, 2004.

(b) Secured Credit Financing—On August 26, 2004, the Company amended and restated its senior secured credit facility (Senior Credit Facility). Significant amendments include a 75 basis point reduction in the interest rates applicable to various components of the facilities; a more flexible covenant package including the elimination of the maximum capital expenditure covenant; the allowance of Industrial Revenue Bond financing for the proposed Albuquerque, New Mexico plant; and the elimination of annual excess cash flow sweeps. In addition, borrowing availability is no longer determined based on a borrowing base. The amended and restated Senior Credit Facility continues to provide for revolving credit facilities in the committed amounts of $20,000 in the United States and $15,000 in Europe with an additional $5,000 working capital line in Europe, and term loans

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

in the aggregate amount of approximately $183,500 outstanding. The revolving credit facilities continue to mature in 2008 and the term loans continue to mature in 2008 and 2009.

At September 30, 2004, Tempur-Pedic International had unused availability under the Senior Credit Facility of approximately $18,400. In addition to the availability under the revolving credit facilities, the Company has $5,000 availability under the European working capital line.

The aggregate amount of letters of credit outstanding under the US and European Facility was approximately $300 and $3,300 as of September 30, 2004, respectively.

The Senior Credit Facility subjects Tempur-Pedic International Inc. and its subsidiaries to certain financial covenants, including: minimum interest coverage ratio; a maximum leverage ratio, and a minimum fixed charge coverage ratio in each case as defined. The Company was in compliance with all covenants as of September 30, 2004.

(c) Long-term Debt—Long-term debt for Tempur-Pedic International consisted of the following:

	September 30, 2004	December 31, 2003
US Term Loan A payable to a lender, interest at the IBOR plus margin (4.23% and 4.40% at September 30, 2004 and December 31, 2003, respectively), principal payments due quarterly through September 30, 2008 with a final payment on November 1, 2008	$9,264	$10,158
US Term Loan B payable to a lender, interest at the IBOR plus margin (4.23% and 4.64% at September 30, 2004 and December 31, 2003, respectively), principal payments due quarterly through September 30, 2009	133,313	134,325
European Term Loan A (USD Denominated) payable to a lender, interest at IBOR plus margin (4.23% and 4.40% at September 30, 2004 and December 31, 2003, respectively), principal payments due quarterly through September 30, 2008 with a final payment on November 1, 2008	24,112	37,784
European Term Loan A (EUR Denominated) payable to a lender, interest at IBOR plus margin (4.37% and 5.40% at September 30, 2004 and December 31, 2003, respectively), principal payments due quarterly through September 30, 2008 with a final payment on November 1, 2008	16,772	26,750
European Long-Term Revolving Credit Facility payable to a lender, interest at IBOR or Index Rate plus margin (4.44% at December 31, 2003), commitment through and due November 1, 2008	—	15,250
US Long-Term Revolving Credit Facility payable to a lender, interest at IBOR or Index Rate plus applicable margin (4.09% on $11,000 and 5.25% on $2,000 at September 30, 2004), commitment through and due November 1, 2008	13,000	—
US Senior Subordinated Notes payable to institutional investors, interest at 10.25%, due August 15, 2010	97,500	150,000
Mortgages payable to a bank, secured by certain property, plant and equipment and other assets, bearing fixed interest at 4.40% to 5.10%	1,935	2,255

	295,896	376,522
Less: Current portion	9,718	10,496

Long-term debt	$286,178	$366,026

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

(6) Stockholders’ Equity

(a) Stock Split—On December 23, 2003, the Company’s Board of Directors declared a 525-for-one stock split, in the form of a stock dividend.

(b) Initial Public Offering—Effective with the Company’s initial public offering on December 23, 2003, the authorized shares of capital stock were increased to 300,000,000 shares of common stock and 10,000,000 shares of preferred stock. Subject to preferences that may be applicable to any outstanding preferred stock of the Company, holders of the Company’s common stock are entitled to receive ratably such dividends as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution, or winding up, the holders of the Company’s common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock of the Company, if any, then outstanding.

The Company is authorized to issue up to 10,000,000 shares of preferred stock, $0.01 par value per share. The Board of Directors will be authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

(7) Stock based Compensation

(a) Tempur-Pedic International 2003 Equity Incentive Plan—The 2003 Equity Incentive Plan (the Plan) is administered by the Compensation Committee of the Board of Directors, which has the exclusive authority, including the power to determine eligibility to receive awards, the types and number of shares of stock subject to the awards, the price and timing of awards and the acceleration or waiver of any vesting, and performance of forfeiture restriction. The Compensation Committee, however, does not have the authority to waive any performance restrictions for performance-based awards.

Any of the Company’s employees, non-employee directors, consultants and Company advisors, as determined by the Compensation Committee, may be selected to participate in the Plan. The Plan provides for awards of stock options, stock appreciation rights, restricted stock and stock unit awards, performance shares, stock grants and performance based awards.

(b) Tempur-Pedic International 2003 Stock Purchase Plan—The 2003 Employee Stock Purchase Plan (ESPP) permits eligible employees to purchase up to certain limits as defined in the 2003 Employee Stock Purchase Plan of the Company’s common stock annually over the course of two semi-annual offering periods at a price of no less than 85% of the price per share of the Company’s common stock either at the beginning or the end of each six-month offering period, whichever is less. The Compensation Committee of the Board of Directors administers the ESPP. The Board of Directors may amend or terminate the ESPP. The ESPP complies with the requirements of Section 423 of the Internal Revenue Code. The Company may issue a maximum of 500,000 shares of its common stock under the ESPP.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

(8) Comprehensive Income

Comprehensive income is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Net income	$22,411	$325	$51,127	$25,990
Other comprehensive income, net of tax:
Financial instruments accounted for as hedges	(6)	98	(110)	(237)
Foreign currency translation	1,078	1,243	(967)	3,396

Comprehensive income	$23,483	$1,666	$50,050	$29,149

(9) Commitments and Contingencies

Litigation—The Company is party to various legal proceedings generally incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon the financial condition, liquidity or results of operations of the Company.

(10) Income Taxes

The effective tax rate for Tempur-Pedic International for the three months and nine months ended September 30, 2004 was 38.5%. Reconciling items between the federal statutory income tax rate of 35% and the effective tax rate include state income taxes, differences in US statutory rates and foreign tax rates, compensation expense associated with certain options granted prior to the initial public offering, and certain other permanent differences.

(11) Major Customers

Five customers accounted for approximately 13% and 20% of Tempur-Pedic International’s Net sales for the three months ended September 30, 2004 and September 30, 2003, respectively. These same customers also accounted for approximately 15% and 18% of accounts receivable as of September 30, 2004 and September 30, 2003, respectively. Five customers accounted for approximately 13% and 22% of Tempur-Pedic International’s Net sales for the nine months ended September 30, 2004 and September 30, 2003, respectively. The loss of one or more of these customers could have a material adverse effect on the Company.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

(12) Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Numerator:
Net income	$22,411	$325	$51,127	$25,990

Denominator:
Denominator for basic earnings per share—weighted average shares	97,762,756	8,810,300	97,600,861	8,091,023
Effect of dilutive securities:
Employee stock options	5,272,855	5,842,548	5,332,557	3,700,299
Warrants	—	4,458,300	—	4,458,305
Convertible preferred stock	—	76,893,600	—	76,893,416

Dilutive potential common shares	5,272,855	87,194,448	5,332,557	85,052,020

Denominator for diluted earnings per share—adjusted weighted average shares	103,035,611	96,004,748	102,933,418	93,143,042

Basic earnings per share	$0.23	$0.04	$0.52	$3.21

Diluted earnings per share	$0.22	$0.00	$0.50	$0.28

(13) Business Segment Information

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available and is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and assessing performance. The Company operates in two business segments: Domestic and International. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations. The Domestic segment consists of the United States manufacturing facility, whose customers include the United States distribution subsidiary and certain North American third party distributors. The International segment consists of the manufacturing facility in Denmark, whose customers include all of the distribution subsidiaries and third party distributors outside the Domestic segment. The Company evaluates segment performance based on Net sales and Operating income.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

The following table summarizes segment information:

	Three Months Ended		Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Net sales from external customers:
Corporate	$—	$—	$—	$—
Domestic	119,559	75,426	304,256	199,656
International	62,178	48,129	182,204	142,703

	$181,737	$123,555	$486,460	$342,359

Inter-Segment sales:
Corporate	$—	$—	$—	$—
Domestic	—	—	—	—
International	(4,091)	(11,581)	(12,463)	(33,729)
Intercompany eliminations	4,091	11,581	12,463	33,729

	$—	$—	$—	$—

Operating income(loss):
Corporate	$(4,785)	$(4,725)	$(13,432)	$(7,928)
Domestic	32,231	16,384	73,591	42,748
International	15,389	11,068	46,199	37,389

	$42,835	$22,727	$106,358	$72,209

Depreciation and amortization (excluding stock-based compensation amortization):
Corporate	$130	$571	$640	$1,441
Domestic	2,668	1,737	7,165	5,062
International	3,164	2,389	9,133	7,934

	$5,962	$4,697	$16,938	$14,437

The following table presents Net sales by significant product group:

	Three Months Ended		Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Mattresses	$119,754	$70,668	$306,109	$189,326
Pillows	33,036	31,385	100,282	95,928
All other	28,947	21,502	80,069	57,105

	$181,737	$123,555	$486,460	$342,359

The Domestic segment purchases certain products produced by the Danish manufacturing facility included in the International segment and sells those products to Domestic segment customers. The profits from these sales, amounting to $937 and $3,275 for the three months ended September 30, 2004 and September 30, 2003, respectively, and $2,736 and $9,298 for the nine months ended September 30, 2004 and September 30, 2003, respectively, are allocated to Operating income in the Domestic segment. Although these transactions are reported in the Domestic segment, the profit from these sales remain in the International segment for local statutory reporting purposes.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

(14) Condensed Consolidating Financial Information

On August 15, 2003, the Issuers issued $150,000 aggregate principal amount of Senior Subordinated Notes. The Senior Subordinated Notes are unsecured senior subordinated indebtedness of the Issuers and are fully and unconditionally and jointly and severally guaranteed on an unsecured senior subordinated basis by the Issuers’ ultimate parent, Tempur-Pedic International, and two intermediate parent corporations (referred to as the Combined Guarantor Parents) and all of Tempur-Pedic International’s current and future domestic subsidiaries (referred to collectively as the Combined Guarantor Subsidiaries), other than the Issuers. The Issuers and subsidiary guarantors are indirectly 100% owned subsidiaries of the Combined Guarantor Parents and the subsidiary guarantors are 100% owned subsidiaries of the Issuers. The foreign subsidiaries (referred to as Combined Non-Guarantor Subsidiaries) represent the foreign operations of the Company and do not guarantee this debt. The following financial information presents condensed consolidating balance sheets for September 30, 2004 and December 31, 2003 and condensed consolidating statements of income for the three and nine months ended September 30, 2004 and September 30, 2003 and statements of cash flows for the nine months ended September 30, 2004 and September 30, 2003 for the Combined Guarantor Parents, Issuers and their Subsidiary Guarantors and Combined Non-Guarantor Subsidiaries. During the nine months ended September 30, 2004 one of the Issuers established a new legal entity (Tempur-Pedic Retail, Inc.). Accordingly, Tempur-Pedic Retail, Inc. has been reflected as a Combined Guarantor Subsidiary.

Condensed Consolidating Balance Sheet

As of September 30, 2004

(Unaudited)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$3,262	$81,678	$2,064	$48,209	$120,784	$(70,579)	$185,418
Property, plant and equipment, net	—	52,819	654	7,014	61,885	—	122,372
Other noncurrent assets	140,503	294,664	272,728	613	145,378	(558,439)	295,447

Total assets	$143,765	$429,161	$275,446	$55,836	$328,047	$(629,018)	$603,237

Current liabilities	$284	$(17,939)	$41,785	$91,701	$51,628	$(70,580)	$96,879
Noncurrent liabilities	32,000	501,954	166,211	91	188,296	(560,126)	328,426
Equity (deficit)	111,481	(54,854)	67,450	(35,956)	88,123	1,688	177,932

Total liabilities and equity (deficit)	$143,765	$429,161	$275,446	$55,836	$328,047	$(629,018)	$603,237

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

Condensed Consolidating Balance Sheet

As of December 31, 2003

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$4,884	$96,480	$11,793	$5,483	$121,599	$(94,795)	$145,444
Property, plant and equipment, net	—	52,340	336	3,523	58,542	—	114,741
Other noncurrent assets	100,397	319,580	214,608	—	166,015	(440,436)	360,164

Total assets	$105,281	$468,400	$226,737	$9,006	$346,156	$(535,231)	$620,349

Current liabilities	$1,874	$49,491	$42,846	$49,727	$41,317	$(94,795)	$90,460
Noncurrent liabilities	32,000	463,217	170,898	109	245,873	(504,917)	407,180
Equity (deficit)	71,407	(44,308)	12,993	(40,830)	58,966	64,481	122,709

Total liabilities and equity (deficit)	$105,281	$468,400	$226,737	$9,006	$346,156	$(535,231)	$620,349

Condensed Consolidating Statement of Income

For the Three Months Ended September 30, 2004

(Unaudited)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$—	$2,206	$—	$117,353	$66,269	$(4,091)	$181,737
Cost of goods sold	—	1,138	(254)	58,781	30,083	(4,091)	85,657

Gross profit	—	1,068	254	58,572	36,186	—	96,080
Operating expenses	1,578	4,638	3,461	23,709	19,859	—	53,245

Operating income	(1,578)	(3,570)	(3,207)	34,863	16,327	—	42,835
Interest income (expense), net	—	(4,287)	(739)	—	(1,194)	—	(6,220)
Other income (loss)	—	13,029	(48)	(13,026)	(130)	—	(175)
Loss on extinguishment of debt	—	—	—	—	—	—	—
Income taxes	—	7,677	(2,580)	3,235	5,697	—	14,029

Net income (loss)	$(1,578)	$(2,505)	$(1,414)	$18,602	$9,306	$—	$22,411

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

Condensed Consolidating Statement of Income

For the Nine Months Ended September 30, 2004

(Unaudited)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$—	$5,087	$—	$299,169	$194,667	$(12,463)	$486,460
Cost of goods sold	—	2,529	(654)	151,131	87,685	(12,463)	228,228

Gross profit	—	2,558	654	148,038	106,982	—	258,232
Operating expenses	5,204	12,996	8,882	66,745	58,047	—	151,874

Operating income	(5,204)	(10,438)	(8,228)	81,293	48,935	—	106,358
Interest income (expense), net	—	(13,440)	(1,933)	20	(2,512)	—	(17,865)
Other income (loss)	—	44,175	38	(44,077)	(115)	—	21
Loss on extinguishment of debt	—	5,381	—	—	—	—	5,381
Income taxes	—	16,883	(3,734)	2,988	15,869	—	32,006

Net income (loss)	$(5,204)	$(1,967)	$(6,389)	$34,248	$30,439	$—	$51,127

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2004

(Unaudited)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$(5,204)	$(1,967)	$(6,389)	$34,248	$30,439	$—	$51,127
Non-cash expenses	4,256	9,037	794	2,651	12,502	—	29,240
Changes in working capital	(4,500)	(19,915)	6,580	(32,879)	26,076	—	(24,638)

Net cash provided by operating activities	(5,448)	(12,845)	985	4,020	69,017	—	55,729
Net cash used for investing activities	—	(5,371)	(500)	(4,062)	(13,004)	—	(22,937)
Net cash provided by (used for) financing activities	797	20,837	(1,950)	—	(41,170)	—	(21,486)
Effect on exchange rate changes on cash	—	—	—	—	(362)	—	(362)

Net increase (decrease) in cash and cash equivalents	(4,651)	2,621	(1,465)	(42)	14,481	—	10,944
Cash and cash equivalents at beginning of the year	4,756	931	1,545	—	6,998	—	14,230

Cash and cash equivalents at end of period	$105	$3,552	$80	$(42)	$21,479	$—	$25,174

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

Condensed Consolidating Statement of Income

For the Three Months Ended September 30, 2003

(Unaudited)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$—	$52,876	$—	$22,549	$59,711	$(11,581)	$123,555
Cost of goods sold	—	29,720	(158)	10,393	31,796	(11,581)	60,170

Gross profit	—	23,156	158	12,156	27,915	—	63,385
Operating expenses	1,660	12,582	3,224	9,620	13,572	—	40,658

Operating income	(1,660)	10,574	(3,066)	2,536	14,343	—	22,727
Interest expense, net	1	(4,203)	(502)	(7)	(873)	—	(5,584)
Other income (loss)	(6)	3,365	212	(3,536)	(1,004)	—	(969)
Loss on extinguishment of debt	—	6,651	515	—	6,503	—	13,669
Income taxes	—	(2,209)	875	1,082	2,432	—	2,180

Net income (loss)	$(1,665)	$5,294	$(4,746)	$(2,089)	$3,531	$—	$325

Condensed Consolidating Statement of Income

For the Nine Months Ended September 30, 2003

(Unaudited)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$—	$136,964	$—	$62,691	$176,433	$(33,729)	$342,359
Cost of goods sold	—	78,125	(426)	27,021	87,814	(33,729)	158,805

Gross profit	—	58,839	426	35,670	88,619	—	183,554
Operating expenses	1,835	30,671	6,520	30,387	41,932	—	111,345

Operating income	(1,835)	28,168	(6,094)	5,283	46,687	—	72,209
Interest expense, net	1	(5,351)	(5,738)	(46)	(2,609)	—	(13,743)
Other income (loss)	(6)	8,956	(497)	(9,089)	(840)	—	(1,476)
Loss on extinguishment of debt	—	6,651	515	—	6,503	—	13,669
Income taxes	(5)	6,659	(2,898)	—	13,575	—	17,331

Net income (loss)	$(1,835)	$18,463	$(9,946)	$(3,852)	$23,160	$—	$25,990

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(In thousands except share and per share amounts)

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2003

(Unaudited)

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$(1,835)	$18,463	$(9,946)	$(3,852)	$23,160	$—	$25,990
Non-cash expenses	1,803	15,479	2,113	236	4,848	—	24,479
Changes in working capital	199,464	(211,019)	9,443	4,011	(10,598)	—	(8,699)

Net cash provided by operating activities	199,432	(177,077)	1,610	395	17,410	—	41,770
Net cash used for investing activities	—	(13,048)	(321)	—	(3,176)	—	(16,545)
Net cash (used for) provided by financing activities	(196,497)	190,765	(1,421)	—	(17,655)	—	(24,808)
Effect on exchange rate changes on cash	—	—	—	—	(559)	—	(559)

Net increase (decrease) in cash and cash equivalents	2,935	640	(132)	395	(3,980)	—	(142)
Cash and cash equivalents at beginning of the year	—	654	610	—	11,390	—	12,654

Cash and cash equivalents at end of period	$2,935	$1,294	$478	$395	$7,410	$—	$12,512

12,000,000 Shares

Common Stock

PROSPECTUS

                    , 2004

LEHMAN BROTHERS

GOLDMAN, SACHS & CO.

UBS INVESTMENT BANK

PIPER JAFFRAY

ADAMS HARKNESS

EXPLANATORY NOTE

This Amendment No. 2 to this Registration Statement is being filed solely to amend Part II to include Exhibits 1.1, 5.1 and 23.3.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount and commissions, are estimated as follows:

SEC Registration Fee	$23,692
NASD Fees	$19,199
Printing and Engraving Expenses	$250,000
Legal Fees and Expenses	$243,000
Accountant’s Fees and Expenses	$140,000
Transfer Agent and Registrar’s Fees	$25,000
Travel Expenses	$110,000
Miscellaneous Costs	$39,109

Total	$850,000

Item 14. Indemnification of Directors and Officers

Tempur-Pedic International is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145 of the Delaware Corporation Law.

Tempur-Pedic International’s certificate of incorporation, as amended, eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit. In addition, the bylaws of Tempur-Pedic International provides for indemnification of directors, officers, employees and agents to the fullest extent permitted by Delaware law and authorizes the company to purchase and maintain insurance to protect itself and any director, officer, employee or agent of the company or another business entity against any expense, liability, or loss, regardless of whether the company would have the power to indemnify such person under the company’s bylaws or Delaware law.

Item 15. Recent Sales of Unregistered Securities

Tempur-Pedic International was incorporated on September 17, 2002. Since that date, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, except as set forth below with respect to the senior subordinated notes due 2010, or any public offerings, and we believe that each of these transactions was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder, or Rule 701 of the Securities Act pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

In November 2002, pursuant to a Contribution Agreement among us and certain holders of our capital stock, we issued:

•	146,463.65 shares of our Series A preferred stock to certain investors for cash in an aggregate amount of $146,463,653.33;

•	13,831.00 shares of our Class A common stock to certain former stockholders of Tempur World, Inc. in exchange for their then-outstanding shares of Tempur World, Inc. having an aggregate value of $13,830,981.18; and

•	878.64 shares of our Class B-1 common stock to certain members of management in exchange for promissory notes (which have since been either forgiven and cancelled or repaid and cancelled).

These securities were issued in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

In November 2002, pursuant to a Stock Purchase Agreement between us and a certain investor, we issued 175.00 shares of our Class A common stock in exchange for cash in the amount of $175,000. These securities were issued in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

In November 2002, pursuant to a Warrant Agreement between us and certain mezzanine lenders, we issued warrants to purchase an aggregate of 8,492.01 shares of our Class B common stock at an exercise price of $0.01 per share. Pursuant to the Warrant Agreement, an aggregate of $603,179.68 was allocated to the purchase price of the warrants. Although the mezzanine facility has been repaid in full, the warrants remain outstanding. These securities were issued in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Between November 2002 and September 2003, we granted to certain of our employees and a member of our board of directors, stock options to purchase an aggregate of 8,817,732 shares of our Class B-1 common stock at exercise prices ranging from $800 per share to $1,500 per share. These options were granted in reliance on the exemption from registration pursuant to Rule 701 of the Securities Act.

In July 2003, an officer purchased 354.00 shares of our Class B-1 common stock for cash in the amount of $283,200 pursuant to a stock option exercise. These securities were issued in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act.

In August 2003, in connection with stock option exercises and pursuant to Stock Repurchase Agreements between us and each exercising optionee, certain of our employees and a member of our board of directors purchased an aggregate of 3,170.50 shares of our Class B-1 common stock for cash in the aggregate amount of $2,753,656. These securities were issued in reliance on the exemption from registration pursuant to Rule 701 of the Securities Act.

In August 2003, pursuant to the terms of an indenture, Tempur-Pedic, Inc. and Tempur Production USA, Inc., our indirect, wholly-owned subsidiaries, issued and sold to a group of underwriters 10 1/4% senior subordinated notes due 2010 (the “Notes”) in an aggregate principal amount of $150,000,000. The Notes were guaranteed by Tempur-Pedic International, and certain of its other subsidiaries. These securities were issued in reliance on the exemptions from registration pursuant to Section 4(2) of the Securities Act. The underwriters subsequently resold these Notes to qualified institutional buyers, non-U.S. persons and certain institutional accredited investors pursuant to Rule 144A, Regulation S and Rule 501(a)(1), (2), (3) and (7) under the Securities Act. In January 23, 2004, pursuant to the terms of such indenture, Tempur-Pedic, Inc. and Tempur Production USA, Inc. redeemed 35% of the Notes, in an aggregate principal amount of $52.5 million.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

1.1	Form of Underwriting Agreement.(1)

2.1	Agreement and Plan of Merger dated as of October 4, 2002, among Fagerdala Holding B.V., Fagerdala Industri A.B., Chesterfield Properties Limited, Viking Investments S.a.r.l., Robert B. Trussell, Jr., David C. Fogg, Jeffrey P. Heath, H. Thomas Bryant, Tempur-Pedic International Inc., TWI Acquisition Corp. and Tempur World, Inc.(2)

2.2	Contribution Agreement dated as of October 4, 2002, among TA IX, L.P., TA/Advent VIII L.P., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors LLC, Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, Robert B. Trussell, Jr., David C. Fogg, H. Thomas Bryant, Jeffrey P. Heath, Mrs. R.B. Trussell, Jr. and Tempur-Pedic International Inc.(2)

3.1	Amended and Restated Certificate of Incorporation of Tempur-Pedic International Inc.(3)

3.2	Amended and Restated By-laws of Tempur-Pedic International Inc.(3)

4.1	Specimen certificate for shares of common stock.(3)

5.1	Opinion of Bingham McCutchen LLP.(1)

10.1	Third Amended and Restated Credited Agreement dated as of August 26, 2004, among Tempur-Pedic, Inc., Tempur Production USA, Inc., Dan-Foam ApS, certain Credit Parties as defined therein, General Electric Capital Corporation, Lehman Commercial Paper Inc., Nordea Bank Danmark A/S, GE European Leveraged Finance Limited, HSBC Bank PLC, the Lenders as defined therein, Lehman Brothers Inc. and GECC Capital Markets Group, Inc.(4)

10.2	Second Amended and Restated Credit Agreement dated as of August 15, 2003, among Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur World Holding Company ApS, Dan-Foam ApS, certain Credit Parties as defined therein, General Electric Capital Corporation, Lehman Commercial Paper Inc., Nordea Bank Danmark A/S, GE European Leveraged Finance Limited, HSBC Bank PLC, the Lenders as defined therein, Lehman Brothers Inc. and GECC Capital Markets Group, Inc.(2)

10.2.1	Amendment No. 1 and Limited Waiver to Second Amended and Restated Credit Agreement dated as of November 26, 2003, among Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur World Holding Company ApS, Dan-Foam ApS, certain Credit Parties as defined therein, General Electric Capital Corporation, Lehman Commercial Paper Inc., Nordea Bank Danmark A/S, GE European Leveraged Finance Limited, HSBC Bank PLC, the Lenders as defined therein, Lehman Brothers Inc. and GECC Capital Markets Group, Inc.(5)

10.2.2	Amendment No. 2 and Limited Waiver to Second Amended and Restated Credit Agreement dated as of January 22, 2004, among Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur World Holding Company ApS, San-Foam ApS, certain Credit Parties as defined therein, General Electric Capital Corporation, Lehman Commercial Paper Inc., Nordea Bank Danmark A/S, GE European Leveraged Finance Limited, HSBC Bank PLC, the Lenders as defined therein, Lehman Brothers Inc. and GECC Capital Markets Group, Inc.(5)

10.2.3	Amendment No. 3 and Limited Waiver to Second Amended and Restated Credit Agreement dated as of February 20, 2004, among Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur World Holding Company ApS, Dan-Foam ApS, certain Credit Parties as defined therein, General Electric Capital Corporation, Lehman Commercial paper Inc., Nordea Bank Danmark A/S, GE European Leveraged Finance Limited, HSBC Bank PLC, the Lenders as defined therein, Lehman Brothers Inc. and GECC Capital Markets Group, Inc.(5)

10.3	Indenture dated as of August 15, 2003, among Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur-Pedic International Inc., Tempur World, Inc., Tempur World Holdings, Inc., Tempur-Pedic, Direct Response, Inc., Tempur-Medical, Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee.(2)

10.3.1	Supplemental Indenture dated as of February 19, 2004, among Dawn Sleep Technologies, Inc., Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur-Pedic International Inc., Tempur World, LLC, Tempur World Holdings, LLC, Tempur-Pedic, Direct Response, Inc., Tempur-Pedic Medical, Inc. and Wells Fargo Bank, N.A., as Trustee.(6)

10.3.2	Supplemental Indenture dated as of April 5, 2004, among Tempur-Pedic Retail, Inc., Tempur-Pedic Professional, Inc., Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur-Pedic International Inc., Tempur World, LLC, Tempur World Holdings, LLC, Tempur-Pedic, Direct Response, Inc., Tempur-Pedic Medical, Inc., Dawn Sleep Technologies, Inc. and Wells Fargo Bank, N.A., as Trustee.(7)

10.4	Form of 10 1/4% Senior Subordinated Notes Due 2010 (included in Exhibit 10.3).(2)

10.5	Registration Rights Agreement dated as of August 15, 2003, among Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur-Pedic International Inc., Tempur World, Inc., Tempur World Holdings, Inc., Tempur-Pedic, Direct Response, Inc., Tempur-Medical, Inc., Lehman Brothers Inc, UBS Securities LLC and Credit Suisse First Boston LLC.(2)

10.6	Registration Rights Agreement dated as of November 1, 2002, among Tempur-Pedic International Inc., Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, TA IX, L.P., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA/Advent VIII L.P., TA Investors LLC, TA Subordinated Debt Fund, L.P., Gleacher Mezzanine Fund I, L.P., Gleacher Mezzanine Fund P, L.P. and the investors listed on Schedule I thereto.(2)

10.7	Stockholder Agreement dated as of November 1, 2002, among Tempur-Pedic International Inc., Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, TA IX, L.P., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA/Advent VIII L.P., TA Investors LLC, TA Subordinated Debt Fund, L.P., Gleacher Mezzanine Fund I, L.P., Gleacher Mezzanine Fund P, L.P. and the investors listed on Schedule I thereto.(2)

10.8	Series A Preferred Stock Stockholder Agreement dated as of November 1, 2002, among Tempur-Pedic International Inc., Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, TA IX, L.sP., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA/Advent VIII L.P. and TA Investors LLC.(2)

10.9	Tempur-Pedic International Inc. 2002 Stock Option Plan.(2)

10.10	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and Robert B. Trussell, Jr.(2)

10.11	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and David C. Fogg.(2)

10.12	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and H. Thomas Bryant.(2)

10.13	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and Jeffrey P. Heath.(2)

10.14	Separation Agreement dated as of July 3, 2003, among Tempur-Pedic International Inc., Tempur World, Inc. and Jeffrey P. Heath.(2)

10.15	Consultant’s Agreement effective as of July 12, 2003, among Tempur-Pedic, Inc., Tempur World, Inc. and Jeffrey P. Heath.(2)

10.16	Employment and Noncompetition Agreement dated as of July 11, 2003, between Tempur World, Inc. and Dale E. Williams.(2)

10.17	Employment Agreement dated September 12, 2003, between Tempur International Limited and David Montgomery.(8)

10.18	Tempur-Pedic International Inc. 2003 Equity Incentive Plan.(3)

10.19	Tempur-Pedic International Inc. 2003 Employee Stock Purchase Plan.(3)

10.20	Letter Agreement dated October 20, 2003 from Tempur-Pedic International Inc. and Tempur World, Inc. to Mikael Magnusson and Dag Landvik, as Seller Representatives under the Merger Agreement, and their affiliates.(9)

10.21	Option Agreement dated as of July 13, 2004 between Tempur-Pedic International Inc. and Sir Paul Judge.(10)

10.22	Option Agreement dated as of March 12, 2004 between Tempur-Pedic International Inc. and Nancy F. Koehn.(11)

10.23	Option Agreement dated as of September 30, 2003 between Tempur-Pedic International Inc. and Robert B. Trussell, Jr.(1)

10.24	Option Agreement dated as of February 24, 2003 between Tempur-Pedic International Inc. and David Montgomery.(1)

10.25	Option Agreement dated as of September 30, 2003 between Tempur-Pedic International Inc. and David C. Fogg.(1)

10.26	Option Agreement dated as of July 7, 2003 between Tempur-Pedic International Inc. and Dale E. Williams.(1)

10.27	Option Agreement dated as of September 30, 2003 between Tempur-Pedic International Inc. and Jeffrey B. Johnson.(1)

10.28	Option Agreement dated as of September 30, 2003 between Tempur-Pedic International Inc. and Jeffrey B. Johnson.(1)

10.29	Option Agreement dated as of September 30, 2003 between Tempur-Pedic International Inc. and H. Thomas Bryant.(1)

10.30	Option Agreement dated as of November 1, 2002 between Tempur-Pedic International Inc. and Jeffrey B. Johnson.(1)

10.31	Option Agreement dated as of November 1, 2002 between Tempur-Pedic International Inc. and Jeffrey P. Heath.(1)

10.32	Option Agreement dated as of November 1, 2002 between Tempur-Pedic International Inc. and H. Thomas Bryant.(1)

10.33	Option Agreement dated as of November 1, 2002 between Tempur-Pedic International Inc. and Robert B. Trussell, Jr.(1)

10.34	Option Agreement dated as of November 1, 2002 between Tempur-Pedic International Inc. and David C. Fogg.(1)

10.35	Option Agreement dated as of March 26, 2003 between Tempur-Pedic International Inc. and Francis A. Doyle.(1)

10.36	Option Agreement dated as of September 30, 2003 between Tempur-Pedic International Inc. and Francis A. Doyle.(1)

10.37	Option Agreement dated as of September 30, 2003 between Tempur-Pedic International Inc. and David Montgomery.(1)

21.1	Subsidiaries of Tempur-Pedic International Inc.(1)

23.1	Consent of Ernst & Young LLP.

23.2	Notice regarding consent of Arthur Andersen LLP.(5)

23.3	Consent of Bingham McCutchen LLP (included in Exhibit 5.1).(1)

24.1	Power of Attorney of Tempur-Pedic International Inc.(1)

(1)	Previously filed.
(2)	Incorporated by reference from the Registrant’s registration statement on Form S-4 (File No. 333-109054) filed with the Commission on September 23, 2003.
(3)	Incorporated by reference from Amendment No. 3 to the Registrant’s registration statement on Form S-1 (File No. 333-109798) filed with the Commission on December 12, 2003.
(4)	Incorporated by reference from the Registrant’s Current Report on Form 8-K (File No. 001-31922) filed with the Commission on August 31, 2004.
(5)	Incorporated by reference from the Registrant’s Annual Report on Form 10-K (File No. 001-31922) filed with the Commission on March 30, 2004.
(6)	Incorporated by reference from Amendment No. 3 to the Registrant’s registration statement on Form S-4 (File No. 333-109054) filed with the Commission on February 27, 2004.
(7)	Incorporated by reference from Amendment No. 4 to the Registrant’s registration statement on Form S-4 (File No. 333-109054) filed with the Commission on April 5, 2004.
(8)	Incorporated by reference from Amendment No. 1 to the Registrant’s registration statement on Form S-4 (File No. 333-109054) filed with the Commission on October 30, 2003.
(9)	Incorporated by reference from Amendment No. 2 to the Registrant’s registration statement on Form S-4 (File No. 333-109054) filed with the Commission on November 25, 2003.
(10)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 2, 2004.
(11)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on May 17, 2004.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Tempur-Pedic International Inc. has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 17th day of November, 2004.

TEMPUR-PEDIC INTERNATIONAL INC.

By:	/S/ ROBERT B. TRUSSELL, JR.
Robert B. Trussell, Jr. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ ROBERT B. TRUSSELL, JR. Robert B. Trussell, Jr.	President, Chief Executive Officer (Principal Executive Officer) and Director	November 17, 2004

/S/ DALE E. WILLIAMS Dale E. Williams	Senior Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer)	November 17, 2004

/S/ JEFFREY B. JOHNSON Jeffrey B. Johnson	Corporate Controller, Chief Accounting Officer, Vice President and Assistant Secretary (Principal Accounting Officer)	November 17, 2004

* Jeffrey S. Barber	Director	November 17, 2004

* Francis A. Doyle	Director	November 17, 2004

* Tully M. Friedman	Director	November 17, 2004

* Sir Paul R. Judge	Director	November 17, 2004

* Nancy F. Koehn	Director	November 17, 2004

* Christopher A. Masto	Director	November 17, 2004

* P. Andrews McLane	Director	November 17, 2004

*By:	/S/ DALE E. WILLIAMS
Dale E. Williams Attorney-in-Fact